BEST AVAILABLE COPY

AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

RECEIVED
2007 AUG 24 A 2:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 10, 2007

07026231

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

PROCESSED
AUG 28 2007
THOMSON
FINANCIAL

Deborah S. Stein
Vice President Finance

enclosures

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	55,405,742	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
DRIP Plan #1 - Trust Units	180,382		
DRIP Plan #2 - Exchangeable LP Units	8,640		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	55,594,764		

DRIP Plan #1 - Trust Units

Opening Reserve		**2,793,848**	As at :	07/01/2007
Effective Date	**Securities Listed**	**Securities Issued**		
07/16/2007		180,382		
Totals	0	180,382		
Closing Reserve:		**2,613,466**	As at :	07/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**712,974**	As at :	07/01/2007
Effective Date	**Securities Listed**	**Securities Issued**		
07/16/2007		8,640		
Totals	0	8,640		
Closing Reserve:		**704,334**	As at :	07/31/2007

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **1,080,650** As at : 07/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/01/2007	N	5,000			

Filer's comment

5000 options granted as per employment terms at strike price of $27.93 expiring on July 16, 2017

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2007	N			3,000	

Filer's comment

3000 options granted on December 19, 2005 at a strike price of $29.15 cancelled due to employee departure.

.s	5,000	0	5,000	0

Stock Options Outstanding Closing Balance: **1,082,650** As at : 07/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Siva Vemuri
Phone:	4036917517
Email:	siva.vemuri@altagas.ca
Submission Date:	
Last Updated:	08/08/2007

Base Shelf Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1700, 355 - 4 Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A coy of the permanent information record may be obtained without charge from the secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

New Issue — SHORT FORM PROSPECTUS — August 8, 2007

AltaGas

ALTAGAS INCOME TRUST
$500,000,000
Trust Units
Debt Securities

AltaGas Income Trust (the "**Trust**") may from time to time offer and issue trust units or unsecured debt securities (collectively, the "**Securities**"), up to an aggregate offering price of $500,000,000 (or its equivalent in any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (this "**prospectus**"), including any amendments hereto, remains effective.

The Securities may be offered at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "**prospectus supplement**").

The specific terms of any offering of Securities will be set forth in a prospectus supplement including, where applicable: (i) in the case of trust units, the number of units offered and the offering price; and (ii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such Securities to which the prospectus supplement pertains.

The Trust may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Trust in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the

proceeds to the Trust and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". The trust units of the Trust are listed on the Toronto Stock Exchange under the symbol "ALA.UN". **There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of the issuer regulation.**

A rate of return on an investment in the trust units of the Trust over a defined period may not be comparable to the rate of return on an investment in a fixed-income security that provides a return on capital over the same period. The recovery of an initial investment in the trust units of the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of trust units ("**Unitholders**"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the subsidiaries of the Trust, electricity prices, regulation, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of trust units outstanding. In addition, the market value of the trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Investing in our Securities involves risk. It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing. See, for example, "Nature of Trust Units", "Nature of Distributions", "Variability of Distributions", "Changes in Legislation", "Federal Government's Proposed Changes to Taxation of Income Trusts", "Loss of Mutual Fund Trust Status", "Risks Associated With the Level of Foreign Ownership", "Debt Service" and "Structural and Contractual Subordination" under "Risk Factors" on pages 49 to 57 of the AIF (as defined herein). These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The return from an investment in trust units to Unitholders, for Canadian income tax purposes, can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. The Trust expects that substantially all of the cash distributions to Unitholders will be returns on capital. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the *Income Tax Act* (Canada) (the "**Act**") (and reduce such Unitholder's adjusted cost base in the trust unit for purposes of the Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Act or is a partnership that is not a "Canadian partnership" for purposes of the Act may be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances.

The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Standard & Poor's ("**S&P**") has assigned a stability rating of SR-3 to the Trust and Dominion Bond Rating Service Limited ("**DBRS**") has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust and DBRS has assigned a long term issuer credit rating of BBB (low) with a positive outlook to the Trust. S&P's and DBRS' long term issuer credit ratings range from a high of AAA to a low of D. Stability ratings and issuer credit ratings are not a recommendation to buy, sell or hold securities and are subject to revision or withdrawal by S&P or DBRS at any time. See "Ratings".

The Trust's head and registered office are located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1.

TABLE OF CONTENTS

GLOSSARY

In this prospectus, the following terms have the meanings set forth below.

"**AIF**" means the annual information form of the Trust dated March 20, 2007 for the year ended December 31, 2006;

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less (iii) the sum of (A) all amounts which relate to the redemption of trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (B) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Units**" means, Class B limited partnership units of AltaGas LP #1 and, prior to their exchange in August 2004, Class B limited partnership units of AltaGas LP #2;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"Holding Trust" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"NGLs" means natural gas liquids;

"Note Trustee" means Computershare Trust Company of Canada, as initial trustee under the Trust Indenture, and any successor thereto or replacement thereof;

"Special Voting Unit" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one trust unit) equal to the number of outstanding Exchangeable Units held by registered holders, other than the Trust and its affiliates;

"Trust Indenture" means the trust indenture dated as of May 12, 2005, as amended and supplemented from time to time, between the Trust and the Note Trustee providing for the issuance of debt securities hereunder;

"Trustee" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"Unitholders" means the holders from time to time of trust units of the Trust;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts set forth in this prospectus are expressed in Canadian dollars unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the trust units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors described under "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus and the documents incorporated by reference herein, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus or the documents incorporated by reference herein should not be unduly relied upon. Such statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. Management of the Trust believes that Cash Flow of the Trust is a useful indication of the performance of the Trust and an indicator of cash that will be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President,

General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2006 and 2005 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2006;

(b) the AIF;

(c) the information circular dated March 15, 2006 relating to the Annual and Special Meeting of Unitholders of the Trust held on April 27, 2006;

(d) the information circular dated March 1, 2007 relating to the Annual and Special Meeting of Unitholders of the Trust held on April 26, 2007;

(e) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the three months ended March 31, 2007 and 2006, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2007; and

(f) the material change report of the Trust dated April 19, 2007 with respect to the construction of a natural gas pipeline.

Any material change reports (except confidential material change reports), unaudited interim comparative consolidated financial statements and accompanying management's discussion and analysis, audited comparative consolidated financial statements and the auditors' report thereon, information circulars, annual information forms and prospectus supplements disclosing additional or updated information, filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this prospectus and before the termination of the offering, are deemed to be incorporated by reference in this prospectus.

Upon a new annual information form and related audited annual consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management's discussion and analysis and all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of the Trust's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Upon unaudited interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such offered Securities to which the prospectus supplement pertains.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

The Unitholders are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Extracts ethane and NGLs from natural gas and transports condensate;
- Provides energy consulting and supply management services and arranges gas and power supply for non-residential end-users; and
- Markets natural gas, NGLs and electrical power and generates power through the dispatch of gas-fired generating units.

AltaGas' mix of assets provides revenue streams with long-term cash flows and minimal or managed exposure to commodity prices. Going forward, AltaGas intend to grow each of its business segments and manage risks such as commodity prices, natural gas supply, counterparty and geographic concentration in a conservative manner.

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities by the Trust will be the issue price less any commission paid in connection therewith and expenses relating to the particular offering of trust units or debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general trust purposes, to repay indebtedness and to fund capital expenditures. The amount of net proceeds to be used for any such purpose will be set forth in a prospectus supplement. The Trust may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

RATINGS

Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts. S&P has assigned a stability rating of SR-3 to the Trust and DBRS has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7.

According to the S&P stability rating system, a stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds. According to the DBRS stability rating system, a stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. DBRS further separates the ratings into high, middle and low to indicate where within the rating category the income trusts fall. Stability ratings take into consideration seven main factors of operational and industry characteristics, asset quality, financial flexibility, size and market position, diversification, sponsorship and growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. A stability rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by S&P or DBRS at any time.

Issuer credit ratings are intended to convey the opinion of a rating agency in respect of an obligor's overall financial capacity to pay its financial obligations. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust and DBRS has assigned a long term issuer credit

rating of BBB (low) with a positive outlook to the Trust. S&P's and DBRS' long term issuer credit ratings range from a high of AAA to a low of D.

According to the S&P long term issuer credit rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. An issuer credit rating is not a recommendation to purchase, sell or hold securities, as such does not comment on market price or suitability for a particular investor, and is subject to revision or withdrawal by S&P at any time.

EARNINGS COVERAGE

The following earnings coverage ratios have been calculated on a consolidated basis and are derived from audited, in the case of the 12 month period ended December 31, 2006, and unaudited, in the case of the 12 month period ended March 31, 2007, financial information based on Canadian generally accepted accounting principles. The earnings coverage on short-term and long-term debt for the 12 month period ended December 31, 2006 was 9.53 times and for the 12 month period ended March 31, 2007 was 9.24 times. Such ratios do not give effect to the issue of any debt securities pursuant to this prospectus. If debt securities having a term to maturity in excess of one year are offered under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of trust units may be created and issued pursuant to the Declaration of Trust. Each trust unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the trust units held by such holder.

Issuance of Units

The Declaration of Trust provides that trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Units issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Units. However, if no instructions are provided by the holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Units for trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Units.

Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

For additional information in respect of the trust units, including information respecting limitations on non-resident ownership, the redemption right attached to the trust units, meetings of Unitholders and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 43 through 48, inclusive, of the AIF.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the Trust Indenture. The following is a general summary of the terms of the Trust Indenture, including certain general terms and provisions of debt securities that may be issued under the Trust Indenture in respect of which a prospectus supplement will be filed. The summary is subject to the detailed provisions of the Trust Indenture to which reference is hereby made,

including the definitions of certain terms used herein, and for other information regarding the debt securities. A copy of the Trust Indenture may be reviewed at the offices of the Trust in Calgary, Alberta during normal business hours during the period of distribution of any debt securities. The Trust Indenture may also be viewed on SEDAR at www.sedar.com. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities.

General

The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series thereunder. The debt securities will be unsecured and will be unsubordinated obligations of the Trust.

Certain terms of each issue of debt securities, as well as any modifications of or additions to the general terms of the debt securities as described herein that may be applicable to a particular issue of debt securities, will be described in the prospectus supplement relating to the offering of such debt securities.

Reference is made to the prospectus supplement for the following applicable terms of, and information relating to, the debt securities being offered thereby:

(a) the specific designation, aggregate principal amount, authorized denominations and maturity dates of the debt securities;

(b) the rate or rates of interest, which may be a fixed rate or floating rate, and the amounts payable in respect of principal and premium, if any, on the debt securities;

(c) covenants relating to the payment of principal and interest on the debt securities and other covenants applicable to such debt securities to which the Trust will be bound;

(d) the date or dates from which interest shall accrue, the dates on which interest shall be payable and the record dates for the interest payable on any interest payment date;

(e) the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

(f) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at the option of the Trust;

(g) the obligation, if any, of the Trust to redeem, purchase or repay the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof; and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(h) provisions relating to the conversion of the debt securities for trust units or other securities of the Trust or its subsidiaries;

(i) the currency or currencies (which may be in the Canadian dollar or in any other currency) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j) the application, if any, of any defeasance provisions to the debt securities; and

(k) whether the debt securities may be exchanged or converted into securities of the Trust or another issuer.

The debt securities may be issued as original issue discount debt securities (bearing no interest, or interest at a rate that at the time of issuance is below market rates) at prices below their stated principal amount.

Ranking

The debt securities will be direct, unsecured obligations of the Trust and, subject to certain exceptions set forth in the Trust Indenture, will rank pari passu with all other present and future unsubordinated and unsecured indebtedness of the Trust.

Form of Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued only in the form of fully registered global notes (the "**Global Notes**") to be held by, or on behalf of, CDS Clearing and Depository Services Inc. ("**CDS**"), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Debt securities represented by Global Notes will not be issued in definitive form unless (i) the Trust, in its sole discretion, elects to prepare and deliver definitive notes (the "**Definitive Notes**"), (ii) CDS notifies the Trust that it is unwilling or unable to continue to be depositary in connection with a Global Note, (iii) CDS ceases to be eligible to be a depositary and the Trust is unable to find a qualified successor, or (iv) holders of not less than 25% of the debt securities, following the occurrence of an event of default which is continuing under the Trust Indenture, request debt securities to be issued as Definitive Notes.

Beneficial interests in the Global Notes, constituting ownership of the debt securities, will be represented through book-entry accounts of institutions acting on behalf of owners of debt securities, as direct and indirect participants (the "**Participants**") of CDS. Each purchaser of a debt security represented by a Global Note will receive a customer confirmation of purchase from the dealer from which the debt security is purchased in accordance with the practices and procedures of such dealer. Such practices may vary between dealers, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Notes.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in denominations of $5,000 and multiples of $1,000 above such amount.

Transfer of Debt Securities

Transfer of ownership of debt securities represented by Global Notes will be effected through records maintained by CDS or its nominee for such Global Notes (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless debt securities are issued as Definitive Notes, owners of debt securities who are not

Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of debt securities, may do so only through Participants in CDS's book-entry system.

The ability of an owner of a debt security represented by a Global Note to pledge or otherwise take action with respect to such owner's debt security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner's name.

Payment of Principal, Premium and Interest

Payments of interest, if any, and principal of and premium, if any, on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. So long as CDS or its nominee is the registered holder of a Global Note, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Note for the purpose of receiving payments of interest, if any, and principal of and premium, if any, on such Global Note and for all other purposes under such Global Note. The record date for the payment of interest will be the tenth business day prior to the applicable interest payment date.

The Trust understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Note, will credit Participants' accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Trust also understands that payments of interest, if any, or principal and premium, if any, by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of the Trust in respect of payments on Global Notes are limited solely and exclusively, while the debt securities are represented by a Global Note, to making payment of interest, if any, and principal and premium, if any, due on such Global Note to CDS or its nominee. The Trust will not have any responsibility or liability for any aspect of the records relating to beneficial interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

If the due date for payment of interest, if any, or principal of or premium, if any, on any debt security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such debt security will not be entitled to any further interest or other payment in respect of such delay.

Modification

The Trust Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Note Trustee and the Trust: (a) to add or amend covenants of the Trust to protect or benefit holders of debt securities or to provide for additional events of default; (b) to make such provisions not inconsistent with the Trust Indenture with respect to matters or questions arising under the Trust Indenture including the making of any modifications to the form of debt securities which do not affect the substance thereof, provided that in the opinion of the Note Trustee such provisions and modifications shall not be prejudicial to the interests of holders of debt securities; (c) to evidence succession; (d) to establish the terms and conditions attached to an issue of debt securities; (e) to give effect to an Extraordinary Resolution (as defined below) of holders of debt securities; (f) to make amendments to the Trust Indenture to comply with applicable law; and (g) for any other purpose not inconsistent with the Trust Indenture.

The Trust Indenture also provides that the holders of debt securities or holders of debt securities of a particular series shall have the power to modify the rights of the holders of debt securities or holders of debt securities of a particular series, as applicable, under the Trust Indenture. For that purpose, among others, the Trust Indenture contains provisions to render binding on holders of debt securities, or holders of debt securities of a particular series, resolutions passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of debt securities or of debt securities of a particular series who are present in person or represented by proxy at the meeting or serial meeting, as the case may be, or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding debt securities or debt securities of a particular series entitled to vote thereon ("**Extraordinary Resolutions**"). The quorum for meetings of holders of debt securities or serial meetings for holders of debt securities of a particular series at which such an Extraordinary Resolution will be considered shall be holders representing not less than 50% of the principal amount of outstanding debt securities or debt securities of a particular series then entitled to vote thereon. In certain circumstances, if holders representing not less than 50% of the principal amount of debt securities or debt securities of a particular series are not represented at the meeting or serial meeting, then the meeting or serial meeting shall stand adjourned and if properly reconvened in accordance with the terms of the Trust Indenture then those holders represented at the reconvened meeting or serial meeting shall constitute a proper quorum to consider, vote on and pass an Extraordinary Resolution.

PLAN OF DISTRIBUTION

The Trust may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and also may sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution.

The prospectus supplement relating to each offering of Securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any compensation payable to the underwriters, dealers or agents.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any such securities are purchased.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by the Trust for public offering and sale may make a market in the Securities at any time without notice. No assurance can be given that a trading market in the Securities will develop or as to the liquidity of any trading market of the Securities.

RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent to the industry in which the Trust operates. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting the Trust in connection with its business are provided in the Trust's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus. In particular, see "Risk Factors" in the AIF and "Business Risks" in the description of each of the Trust's business segments in the management's discussion and analysis of results of operations and financial condition. Before investing, prospective purchasers of Securities should carefully consider the information contained or incorporated by reference in this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Securities offered by a prospectus supplement will be passed upon, on behalf of the Trust, by Stikeman Elliott LLP. If any underwriters, dealers or agents named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the prospectus supplement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the trust units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short-form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated August 8, 2007 relating to the qualification for distribution of up to $500,000,000 aggregate principal amount of trust units and debt securities of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned short-form base shelf prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2006 and 2005, and the consolidated statements of income and accumulated earnings, and cash flows for each of the years in the two-year period ended December 31, 2006. Our report is dated February 23, 2007.

Calgary, Canada
August 8, 2007

(signed) "*Ernst & Young LLP*"
Chartered Accountants

CERTIFICATE OF THE TRUST

Dated: August 8, 2007

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, together with documents incorporated by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
by: ALTAGAS GENERAL
PARTNER INC., delegate of the
Trustee of AltaGas Income Trust

(Signed) "*David W. Cornhill*"
Chief Executive Officer

(Signed) "*Richard M. Alexander*"
Chief Financial Officer

On behalf of the Board of Directors
of ALTAGAS GENERAL
PARTNER INC.

(Signed) "*Myron F. Kanik*"
Director

(Signed) "*Robert B. Hodgins*"
Director

Prospectus préalable de base

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, *dans sa version modifiée, ou des lois de quelque État et, sous réserve de certaines exceptions, ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à des personnes des États-Unis. Voir « Mode de placement ».*

Le présent prospectus simplifié a été déposé dans chacune des provinces du Canada selon un régime permettant d'attendre après qu'il soit dans sa version définitive pour déterminer certains renseignements concernant les titres offerts et d'omettre ces renseignements dans le prospectus simplifié. Ce régime exige que soit transmis aux souscripteurs un supplément de prospectus contenant les renseignements omis, dans un certain délai à compter de la souscription.

L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. *On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de l'émetteur, au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691 7575 ou sur le site Internet de Sedar, à l'adresse suivante : www.sedar.com. Aux Québec, le présent prospectus simplifié contient de l'information complétée par le dossier d'information. On peut se procurer sans frais une copie du dossier d'information auprès du secrétaire de l'émetteur dont les coordonnées figurent ci-dessus ou sur le site Internet susmentionné.*

Nouvelle émission | PROSPECTUS SIMPLIFIÉ | Le 8 août 2007

AltaGas

ALTAGAS INCOME TRUST
500 000 000 $
Parts de fiducie
Titres d'emprunt

AltaGas Income Trust (la « **Fiducie** ») peut occasionnellement offrir et émettre des parts de fiducie ou des titres d'emprunt non garantis (collectivement, les « **titres** »), jusqu'à concurrence d'un prix d'offre global de 500 000 000 $ (ou l'équivalent dans quelque autre devise utilisée pour libeller les titres) au cours de la période de validité de 25 mois du présent prospectus préalable de base simplifié (le présent « **prospectus** »), dans sa version modifiée.

Les titres peuvent être offerts à des prix et selon des modalités devant être établis en fonction des conditions du marché au moment de la vente et qui seront énoncés dans le supplément de prospectus préalable connexe (un « **supplément de prospectus** »).

Les modalités précises de tout placement de titres figureront dans un supplément de prospectus, notamment, le cas échéant : i) dans le cas de parts de fiducie, le nombre de parts offertes et le prix d'offre; et ii) dans le cas de titres d'emprunt, la désignation, le capital global maximal, le cas échéant, la devise, l'échéance, le prix d'offre, s'il s'agit de titres d'emprunt portant intérêt ou non, le taux d'intérêt ou le mode de calcul du taux d'intérêt, les modalités de rachat, les droits de conversion ou d'échange, le cas échéant, et toutes autres modalités propres aux titres d'emprunt. Un supplément de prospectus peut inclure d'autres modalités propres aux titres qui s'inscrivent dans les paramètres énoncés dans le présent prospectus.

Tous les renseignements pouvant être omis dans le présent prospectus en vertu des lois applicables seront présentés dans un ou plusieurs suppléments de prospectus qui seront transmis aux souscripteurs avec le présent prospectus. Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts, avec le présent prospectus, et sera réputé intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières à la date de ce supplément de prospectus et uniquement aux fins du placement des titres auxquels se rapporte ce supplément de prospectus.

La Fiducie peut vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes ou par leur intermédiaire, et directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Voir « Mode de placement ». Le supplément de prospectus se rapportant à un placement de titres en particulier identifiera chacun des preneurs fermes, courtiers ou placeurs pour compte, selon le cas, engagés par la Fiducie dans le cadre du placement et de la vente des titres et énoncera les modalités du placement de ces titres, y compris le mode de placement, le produit revenant à la Fiducie et les frais, escomptes et toute autre rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte, ainsi que toutes autres modalités importantes du mode de placement.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à stabiliser ou à fixer leur cours à un niveau supérieur au cours qui serait formé sur le marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Voir « Mode de placement ». Les parts de fiducie de la Fiducie sont inscrites à la cote de la Bourse de Toronto sous le symbole « ALA.UN ». **Il n'existe actuellement aucun marché pour la négociation des titres d'emprunt et les souscripteurs pourraient être incapables de revendre ces titres émis aux termes du présent prospectus. Cela pourrait avoir un effet sur le cours des titres sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des titres et l'étendue des obligations réglementaires de l'émetteur.**

Le taux de rendement d'un placement dans les parts de fiducie de la Fiducie sur une période donnée n'est pas nécessairement comparable au taux de rendement d'un placement dans des titres à revenu fixe qui offrent un rendement du capital sur la même période. Le recouvrement d'un placement initial dans les parts de fiducie de la Fiducie n'est pas garanti, et le rendement prévu d'un tel placement repose sur plusieurs hypothèses de rendement. Même si la Fiducie entend faire des distributions de son encaisse disponible aux porteurs de parts de fiducie (les « **porteurs de parts** »), ces distributions en espèces peuvent être réduites ou interrompues. Le montant réellement distribué tiendra à plusieurs facteurs, notamment : les résultats financiers des filiales de la Fiducie, les prix de l'électricité, la réglementation, les conditions climatiques, les clauses restrictives et les obligations, les besoins au titre du fonds de roulement, les besoins de capitaux futurs et le nombre de parts de fiducie en circulation. De plus, le cours des parts de fiducie peut se détériorer, voire sensiblement, si la Fiducie n'est pas en mesure de respecter éventuellement ses objectifs de distribution.

Un placement dans nos titres comporte des risques. Il est fortement recommandé aux épargnants d'examiner les facteurs de risque particulièrement susceptibles de toucher le secteur d'activité dans lequel ils investissent. Voir « Facteurs de risque », notamment « Nature des parts de fiducie », « Nature des distributions », « Fluctuation des distributions », « Modifications à la législation », « Le gouvernement fédéral propose des modifications à l'imposition des fiducies de revenu », « Perte du statut de fiducie de fonds commun de placement », « Risques liés au niveau de propriété étrangère », « Service de la dette » et « Subordination structurelle et contractuelle » aux pages 55 à 62 de la notice annuelle (au sens des présentes). Ces rubriques décrivent également l'appréciation de la Fiducie de ces facteurs de risque de même les conséquences possibles pour un épargnant.

Le rendement d'un placement dans des parts de fiducie pour un porteur de parts, aux fins de l'impôt sur le revenu canadien, peut se composer d'un rendement du capital et d'un remboursement de capital. Cette composition peut varier au fil du temps, modifiant ainsi le rendement après impôts pour un épargnant. La Fiducie s'attend à ce que la quasi-totalité des distributions en espèces aux porteurs de parts constitue des rendements du capital. Les rendements du capital sont généralement imposés à titre de revenu ordinaire ou de dividendes entre les mains d'un porteur de parts. Les remboursements de capital sont généralement à imposition différée pour les porteurs de parts qui sont des résidents du Canada aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la « **LIR** ») (et réduisent le prix de base rajusté des parts de fiducie pour ce porteur aux fins de la LIR). Les remboursements de capital à un porteur de parts qui n'est pas un résident du Canada aux fins de la LIR ou qui est une société de personnes qui n'est pas une « société de personnes canadienne » au sens de la LIR peuvent être assujettis à une retenue d'impôt canadien. Les porteurs de parts éventuels devraient consulter leurs propres conseillers en fiscalité quant aux incidences fiscales canadiennes applicables à leur propre situation.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et elles ne sont pas assurées en vertu de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, car elle n'exerce aucune activité d'une société de fiducie ni n'a l'intention d'en exercer.

Standard & Poor's (« **S&P** ») a attribué une note de stabilité de SR-3 à la Fiducie et Dominion Bond Rating Service Limited (« **DBRS** ») a attribué une note de stabilité de STA-3 (moyen) à la Fiducie. Les notes de stabilité de S&P vont de la note la plus élevée SR-1 à la note la plus faible SR-7, tandis que les notes de stabilité de DBRS vont de la note la plus élevée STA-1 à la note la plus faible STA-7. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB- avec perspectives stables à la Fiducie et DBRS a attribué une note de solvabilité de l'émetteur à long terme de BBB (bas) avec perspectives positives à la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P et DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible. Les notes de stabilité et notes de solvabilité de l'émetteur ne constituent pas une recommandation d'acheter, de vendre ou de détenir des titres et peuvent être révisées ou retirées par S&P ou DBRS à tout moment. Voir « Notation ».

Le bureau principal et siège social de la Fiducie est situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

TABLE DES MATIÈRES

GLOSSAIRE

Les définitions qui suivent s'appliquent au présent prospectus.

« **AltaGas** » AltaGas Ltd., société formée par voie de fusion aux termes de la LCSA, filiale indirecte de la Fiducie et, par suite de la fusion, successeur d'AltaGas Services;

« **AltaGas LP #1** » AltaGas Holding Limited Partnership No. 1, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas LP #2** » AltaGas Holding Limited Partnership No. 2, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas Services** » AltaGas Services Inc., prédécesseur d'AltaGas avant la fusion;

« **arrangement** » l'arrangement, en vertu de l'article 192 de la LCSA, visant entre autres AltaGas Services, la Fiducie, Holding Trust, le commandité, AltaGas LP #1 et AltaGas LP #2, aux termes duquel les activités d'AltaGas Services ont été réorganisées pour former une fiducie de revenu entrant en vigueur le 1er mai 2004;

« **commandité** » AltaGas General Partner Inc., société constituée sous le régime de la LCSA, en tant que filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP #1 et d'AltaGas LP #2;

« **contrat de vote et d'échange fiduciaires** » le contrat de vote et d'échange fiduciaires intervenu en date du 1er mai 2004 entre la Fiducie, AltaGas LP #1, AltaGas LP #2 et le fiduciaire chargé du vote et de l'échange, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **convention de fiducie** » la convention de fiducie intervenue en date du 12 mai 2005, dans sa version modifiée et complétée de temps à autre, entre la Fiducie et le fiduciaire des billets prévoyant l'émission des titres d'emprunt aux termes des présentes;

« **déclaration de fiducie** » la déclaration de fiducie intervenue en date du 26 mars 2004 entre le constituant et le fiduciaire aux termes de laquelle la Fiducie a été créée, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **fiduciaire** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la déclaration de fiducie;

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes du contrat de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de ce contrat et conformément à celui-ci;

« **fiduciaire des billets** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la convention de fiducie, et tout successeur ou remplaçant de celle-ci;

« **flux de trésorerie de la Fiducie** » pour une période de distribution, ou à l'égard de celle-ci : i) tous les montants en espèces que la Fiducie reçoit pour la période de distribution, ou à l'égard de celle-ci, notamment les intérêts, les dividendes, les distributions, le produit tiré de la distribution de titres et les remboursements de capital et de la dette; plus ii) le produit tiré de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de distribution et, s'il y a lieu, de l'utilisation du

produit tiré d'une telle émission aux fins prévues; moins iii) la somme A) de tous les montants ayant trait au rachat des parts de fiducie qui sont devenus payables en espèces par la Fiducie au cours de la période de distribution et les frais engagés par la Fiducie au cours de la période de distribution; et B) des autres montants (notamment les impôts et les taxes) devant être déduits, retenus ou versés par la Fiducie ou relativement à celle-ci au cours de la période de distribution en question conformément à la loi ou à la déclaration de fiducie;

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta dont les droits de propriété véritables sont détenus par la Fiducie;

« **LCSA** » la *Loi canadienne sur les sociétés par actions,* L.R.C. 1985, ch. C-44, en sa version modifiée à l'occasion, y compris son règlement d'application;

« **LGN** » des liquides de gaz naturel;

« **notice annuelle** » la notice annuelle de la Fiducie datée du 20 mars 2007 pour l'exercice terminé le 31 décembre 2006 ;

« **part à droit de vote spécial** » la part à droit de vote spécial de la Fiducie, émise par cette dernière et déposée auprès du fiduciaire chargé du vote et de l'échange à laquelle se rattache un nombre de droits de vote (chacun de ces droits de vote correspondant à ceux rattachés à une part de fiducie) correspondant au nombre de parts échangeables en circulation détenues par des porteur inscrits, autres que la Fiducie et les membres de son groupe;

« **parts échangeables** » les parts de société en commandite de catégorie B d'AltaGas LP #1 et, avant leur échange en août 2004, les parts de société en commandite de catégorie B d'AltaGas LP #2;

« **période de distribution** » chaque mois civil, ou toute autre période que peut déterminer à l'occasion le commandité pour le compte du fiduciaire à compter du premier jour du mois en question, inclusivement, jusqu'au dernier jour de ce mois, inclusivement; et

« **porteurs de parts** » les porteurs de parts de fiducie de la Fiducie.

Dans le présent prospectus simplifié, les montants en dollars sont exprimés en dollars canadiens, à moins d'indication contraire.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent prospectus ainsi que les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs. Dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, les expressions « peut », « devrait », « pourrait », « a l'intention de », « prévoit », « projette », « croit », « compte », « estime » et « s'attend à ce que », et d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. En particulier, le présent prospectus et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit : le montant et le moment des distributions à l'égard des parts de fiducie; le traitement aux termes des lois fiscales applicables; les attentes à l'égard de la capacité de maintenir une position concurrentielle; les attentes à l'égard de la capacité de réunir des capitaux; le traitement aux termes des régimes de réglementation gouvernementaux; les prix des marchandises. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes et hypothèses, notamment la conjoncture économique générale au Canada et aux États-Unis; les conditions de l'industrie; la réglementation gouvernementale; la volatilité du prix des marchandises; les fluctuations monétaires; les risques environnementaux; la concurrence; la non-disponibilité de membres du personnel ou de la direction compétents; la capacité d'intégrer les progrès technologiques et de suivre les progrès de la concurrence; la disponibilité des capitaux; les autres facteurs décrits à la rubrique « Facteurs de risque ». De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie varient par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, notamment ceux énoncés ci-dessus. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si l'un ou plusieurs de ces risques ou incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent varier de façon importante par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi tels qu'ils sont prévus ou estimés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne se rapportent qu'à la date du présent prospectus ou à celle indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, à moins que la législation en valeurs mobilières applicable ne l'exige.

DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus et les documents qui y sont intégrés par renvoi, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie »» pour désigner l'encaisse distribuable aux porteurs de parts. La direction de la Fiducie estime que les flux de trésorerie de la Fiducie donnent une bonne indication du rendement de la Fiducie et une indication de l'encaisse qui pourra être distribué aux porteurs de parts. Les « flux de trésorerie de la Fiducie » ne constituent pas une mesure reconnue par les principes comptables généralement reconnus au Canada (les « **PCGR** ») et ceux-ci ne prévoient pas de définition normalisée à leur égard. Ils constituent plutôt des montants calculés conformément aux conditions de la déclaration de fiducie. Par conséquent, les flux de trésorerie de la Fiducie pourraient ne pas être comparables à des mesures semblables présentées par d'autres émetteurs. Les épargnants sont avertis que les flux de trésorerie de la Fiducie ne devraient pas être considérés comme interchangeables avec le bénéfice net, les flux de trésorerie provenant des activités d'exploitation ou d'autres mesures du rendement financier calculés conformément aux PCGR.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi et du dossier d'information auprès du vice-président, chef du contentieux et secrétaire d'AltaGas au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575. On peut également obtenir ces documents par Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), à l'adresse www.sedar.com.

Les documents d'information de la Fiducie énumérés ci-après et déposés auprès des diverses commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada sont expressément intégrés au présent prospectus par renvoi et en font partie intégrante étant entendu que ces documents ne sont pas intégrés par renvoi dans la mesure où leur contenu a été modifié ou remplacé par une déclaration contenue dans le présent prospectus ou un autre document ultérieurement déposé qui est également intégré par renvoi au présent prospectus :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2006 et 2005, de même que le rapport des vérificateurs s'y rapportant, et le rapport de gestion pour l'exercice terminé le 31 décembre 2006;

b) la notice annuelle;

c) la circulaire d'information de la direction datée du 15 mars 2006 et relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie qui a eu lieu le 27 avril 2006 ;

d) la circulaire d'information de la direction datée du 1er mars 2007 et relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie qui a eu lieu le 26 avril 2007;

e) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les trimestres terminés les 31 mars 2007 et 2006, et le rapport de gestion pour le trimestre terminé le 31 mars 2007;

f) la déclaration de changement important de la Fiducie datée du 19 avril 2007 concernant la construction d'un gazoduc.

Les déclarations de changement important (sauf les déclarations de changement important confidentielles), les états financiers consolidés intermédiaires comparatifs non vérifiés, et le rapport de gestion, les états financiers consolidés comparatifs vérifiés ainsi que le rapport des vérificateurs s'y rapportant, les circulaires de sollicitation de procurations, les notices annuelles ainsi que les suppléments de prospectus indiquant des renseignements supplémentaires ou mis à jour déposés par la Fiducie auprès des commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada après la date du présent prospectus et avant la fin du placement sont réputés être intégrés par renvoi au présent prospectus.

Dès que la Fiducie dépose une nouvelle notice annuelle et les états financiers consolidés annuels vérifiés connexes, ainsi que le rapport de gestion s'y rapportant auprès des autorités de réglementation en

valeurs mobilières compétentes et, s'il y a lieu, que ces dernières les acceptent pendant la durée du présent prospectus, la notice annuelle antérieure, les états financiers consolidés annuels vérifiés antérieurs et le rapport de gestion s'y rapportant, et tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant, les circulaires d'information et les déclarations de changement important déposés avant le début de l'exercice de la Fiducie au cours duquel la nouvelle notice annuelle a été déposée, sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

Dès que la Fiducie dépose des états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes pendant la durée du présent prospectus, tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant déposés avant les nouveaux états financiers consolidés intermédiaires non vérifiés sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

Toute information énoncée dans le présent prospectus ou dans un document intégré ou réputé intégré aux présentes par renvoi est réputée modifiée ou remplacée, aux fins du présent prospectus, dans la mesure où l'information énoncée aux présentes ou dans tout autre document déposé ultérieurement qui est aussi intégré ou réputé intégré aux présentes par renvoi la modifie ou la remplace. L'information qui modifie ou qui remplace n'a pas à indiquer qu'elle a modifié ou remplacé une information antérieure ni n'a à inclure toute autre information mentionnée dans le document qu'elle modifie ou qu'elle remplace. Toute information ainsi modifiée ou remplacée n'est pas réputée, sauf pour le texte qui la modifie ou la remplace, faire partie intégrante du présent prospectus.

Les ratios mis à jour de la couverture par les bénéfices seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus ou en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent prospectus aux fins du placement des titres d'emprunt.

Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts avec le présent prospectus et sera réputé être intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières applicables à la date de ce supplément et uniquement aux fins du placement des titres offerts auxquels se rapporte ce supplément de prospectus.

ALTAGAS INCOME TRUST

Généralités

La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée aux termes de la déclaration de fiducie. Le bureau principal et siège social de la Fiducie est situé au 1700, 355 - 4th Avenue S.W., Calgary (Alberta) T2P 0J1. La Fiducie a été établie principalement afin d'acquérir des titres ou d'investir dans des titres d'entités exerçant des activités liées à la location ou à l'exploitation d'éléments d'actif ou de biens ou les détenant en propriété, liés à la collecte, au traitement, au transport, à l'extraction, à l'achat, à l'entreposage ou à la vente de pétrole, de gaz naturel, de LGN ou d'autres produits connexes, d'électricité ou d'autres formes d'énergie et à des activités connexes, ainsi qu' à d'autres investissements au gré de la Fiducie.

Les porteurs de parts sont les seuls bénéficiaires de la Fiducie. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie.

Commandité

La Fiducie est administrée par le commandité, qui est également le commandité d'AltaGas LP #1 et d'AltaGas LP #2. Le conseil d'administration du commandité a aussi le pouvoir de gérer les activités et les affaires d'AltaGas, ou de superviser leur gestion, au terme d'une convention unanime des actionnaires.

Activités d'AltaGas

AltaGas est une société fondée sur une infrastructure énergétique et une filiale indirecte de la Fiducie. AltaGas, directement et indirectement :

- collecte, traite, extrait et transporte de façon matérielle le gaz naturel;
- extrait de l'éthane et des LGN du gaz naturel et transporte des condensats ;
- fournit des services d'experts-conseils en énergie et des services de gestion d'approvisionnement énergétique et organise l'approvisionnement en gaz et en électricité des utilisateurs finaux non résidentiels ;
- commercialise le gaz naturel, les LGN et l'énergie électrique et produit de l'énergie par la répartition d'unités de production alimentées au gaz.

La composition des actifs d'AltaGas procure des produits d'exploitation ayant des rentrées de fonds à long terme et une exposition aux cours des marchandises minime ou gérée. AltaGas prévoit faire croître chacun de ses secteurs d'activités et gérer des risques comme les cours des marchandises, l'offre de gaz naturel, le risque de contrepartie et la concentration géographique de manière prudente.

EMPLOI DU PRODUIT

Le produit net qui sera tiré de la vente de titres par la Fiducie correspondra au prix d'offre, déduction faite des frais et ou de la rémunération versée dans le cadre du placement visé de parts de fiducie ou de titres d'emprunt. Sauf indication contraire dans un supplément de prospectus, le produit net tiré de la vente de titres sera affecté aux fins générales de la Fiducie, au remboursement de la dette et au financement des immobilisations. Le montant du produit net qui sera affecté à l'une ou l'autre de ces fins sera indiqué dans un supplément de prospectus. La Fiducie peut occasionnellement émettre des titres (y compris des titres d'emprunt) autrement qu'aux termes du présent prospectus.

NOTATION

Les notes de stabilité visent à donner l'avis d'une agence de notation quant à la stabilité et la durabilité relatives des distributions d'une fiducie de revenu par rapport à d'autres fiducies de revenu canadiennes notées. S&P et DBRS ont respectivement attribué une note de SR-3 et de STA-3 (moyen) à la Fiducie. Les notes de stabilité de S&P vont de la note la plus élevée SR-1 à la plus faible SR-7 et les notes de stabilité de DBRS vont de la plus élevée STA-1 à la plus faible STA-7.

D'après l'échelle de notation de stabilité de S&P, une note de stabilité de SR-3 indique que la Fiducie présente un haut niveau de stabilité des distributions en espèces par rapport à d'autres fiducies de

revenu canadiennes notées. Selon l'échelle de notation de stabilité de DBRS, une note de stabilité de STA-3 indique une bonne stabilité et durabilité des distributions par part. DBRS subdivise ses catégories de notation en haut, moyen et bas pour indiquer la position relative des fiducies de revenu dans la catégorie de notation. Les notes de stabilité tiennent compte de sept principaux facteurs d'exploitation et caractéristiques sectorielles, soit la qualité de l'actif, la marge de manœuvre financière, la taille et la position sur le marché, la diversification, la commandite et la croissance. On tient en outre compte de certains éléments structurels ou contractuels qui peuvent éliminer ou atténuer les risques ou autres facteurs potentiellement négatifs. Une note de stabilité n'est pas une recommandation d'acheter, de vendre ou de détenir des titres et peut être révisée ou retirée par S&P ou DBRS à tout moment.

Les notes de solvabilité de l'émetteur visent à donner l'avis d'une agence de notation quant à la capacité financière générale d'un débiteur de payer ses obligations financières. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB- avec perspectives stables à la Fiducie et DBRS a attribué une note de solvabilité de l'émetteur à long terme de BBB (bas) avec perspectives positives à la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P et DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible.

D'après l'échelle de notation de solvabilité de l'émetteur à long terme de S&P, un débiteur noté BBB présente une capacité raisonnable de respecter ses engagements financiers. Une conjoncture économique défavorable ou un revirement de situation sont toutefois davantage susceptibles de réduire la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe (+) ou (-) indiquant la position relative dans la catégorie de notation principale. D'après l'échelle de notation de DBRS, une dette à long terme notée BBB présente une qualité de crédit adéquate. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est relativement vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il existe d'autres conditions défavorables qui réduisent la solidité de l'entité et de ses titres notés. Les modificateurs « haut » ou « bas » servent à indiquer la position relative dans une catégorie de notes donnée. Une note de solvabilité de l'émetteur ne constitue pas une recommandation d'acheter, de vendre ou de détenir des titres puisqu'elle ne porte pas sur leur cours ou leur pertinence pour un épargnant en particulier, et qu'elle peut être révisée ou retirée par S&P à tout moment.

COUVERTURE PAR LES BÉNÉFICES

Les ratios de couverture par les bénéfices suivants ont été calculés sur une base consolidée et se fondent sur de l'information financière vérifiée, dans le cas de la période de 12 mois terminée le 31 décembre 2006, et non vérifiée, dans le cas de la période de 12 mois terminée le 31 mars 2007, selon les principes comptables généralement reconnus au Canada. La couverture par les bénéfices à court terme s'établissait à 9,53 fois pour la période de 12 mois terminée le 31 décembre 2006 et à 9,24 fois pour la période de 12 mois terminée le 31 mars 2007. Ces ratios ne tiennent pas compte de l'émission de titres d'emprunt aux termes du présent prospectus. Si des titres d'emprunt assortis d'une durée à l'échéance supérieure à un an sont offerts aux termes du présent prospectus et d'un supplément de prospectus, le supplément de prospectus présentera des ratios de couverture par les bénéfices tenant compte de l'émission de ces titres.

DESCRIPTION DES PARTS DE FIDUCIE

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne à son porteur le droit d'exprimer une voix à chaque assemblée

des porteurs de parts ou à l'égard des résolutions écrites des porteurs de parts et représente une participation effective indivise et égale dans les distributions de la Fiducie (distributions de revenus, de gains en capital réalisés nets ou d'autres montants) et dans les actifs nets de la Fiducie en cas de dissolution ou de liquidation de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel entre elles, sans discrimination, préférence ou priorité, quelles que soient leur date réelle ou leurs conditions réelles d'émission. Chaque part de fiducie est cessible, n'est assujettie à aucun droit de conversion ou de préemption et donne à son porteur le droit d'exiger de la Fiducie qu'elle rachète la totalité ou une partie des parts de fiducie qu'il détient.

Émission de parts de fiducie

La déclaration de fiducie prévoit que les parts de fiducie, notamment les titres échangeables, les droits, les bons de souscription, les options ou les autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments établis par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout genre de titres d'emprunt ou de titres d'emprunt convertibles de la Fiducie aux conditions, aux personnes et pour la contrepartie établies par le fiduciaire.

Parts à droit de vote spécial

La déclaration de fiducie permet la création de parts à droit de vote spécial qui autoriseront la Fiducie à accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement en vue d'autoriser les porteurs de titres échangeables émis par AltaGas LP #1 et AltaGas LP #2 à voter aux assemblées des porteurs de parts. La part à droit de vote spécial créée et émise en vertu de l'arrangement a été émise au fiduciaire chargé du vote et de l'échange. Le porteur d'une part à droit de vote spécial, notamment le fiduciaire chargé du vote et de l'échange à l'égard de la part à droit de vote spécial, n'a le droit à aucune participation dans les distributions ou dans l'actif net de la Fiducie et n'a le droit d'exercer aux assemblées des porteurs de parts que le nombre de votes correspondant au nombre de parts de fiducie contre lesquelles les titres échangeables afférents à cette part à droit de vote spécial sont échangeables ou en lesquelles ces titres sont convertibles.

Selon les conditions du contrat de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange au profit de chaque personne qui a reçu des parts échangeables aux termes de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts selon les directives des porteurs de parts échangeables. Toutefois, si les porteurs de parts échangeables ne donnent aucune directive à cet égard, les droits de vote rattachés à ces parts dans la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et restrictions que peut établir le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit qu'à l'échange des parts échangeables contre des parts de fiducie, le droit de vote rattaché à la part à droit de vote spécial sera éliminé à l'égard de ces parts échangeables.

Distributions

Aux termes de la déclaration de fiducie, la Fiducie doit verser des distributions en espèces chaque mois civil (ou toute autre période établie par le fiduciaire) aux porteurs de parts. Ces distributions correspondront à la totalité ou à une partie des flux de trésorerie de la Fiducie. Les sommes en espèces que reçoit la Fiducie de ses filiales seront gérées par le commandité compte tenu du revenu net consolidé de la

Fiducie, des exigences consolidées de croissance et de maintien du capital de la Fiducie, des exigences consolidées de remboursement de la dette de la Fiducie et d'autres facteurs. Le commandité compte maximiser les sommes en espèces que reçoit la Fiducie de ses filiales en tenant compte de ces divers facteurs.

Les distributions à l'égard d'un mois donné seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence prévue en matière de distributions. La distribution pour un mois donné sera versée à la date de versement de la distribution prévue. En outre, la déclaration de fiducie prévoit que, si nécessaire, le 31 décembre de chaque exercice, la Fiducie distribuera un montant supplémentaire de façon à ce qu'elle ne soit pas tenue de payer l'impôt sur le revenu ordinaire pour cet exercice.

Pour obtenir de plus amples renseignements sur les parts de fiducie, notamment des renseignements sur les restrictions visant les porteurs de parts non résidents, le droit de rachat afférent aux parts de fiducie, les assemblées des porteurs de parts et les modifications de la déclaration de Fiducie, voir « Déclaration de fiducie et description des parts » aux pages 51 à 57, inclusivement, de la notice annuelle.

DESCRIPTION DES TITRES D'EMPRUNT

Les titres d'emprunt seront émis aux termes de la convention de fiducie. Le texte qui suit est un résumé général des modalités de la convention de fiducie, notamment certaines modalités et dispositions générales des titres d'emprunt pouvant être émis en vertu de la convention de fiducie et à l'égard desquels un supplément de prospectus sera déposé. Ce résumé est donné sous réserve des dispositions détaillées de la convention de fiducie auxquelles il y a lieu de se reporter, notamment les définitions de certains termes qui y sont utilisés, ainsi que pour de plus amples renseignements concernant les titres d'emprunt. Un exemplaire de la convention de fiducie peut être consulté aux bureaux de la Fiducie à Calgary (Alberta) pendant les heures normales de bureau au cours de la période de placement des titres d'emprunt. On peut également consulter la convention de fiducie sur le site Internet de SEDAR (www.sedar.com). Les modalités et dispositions propres aux titres d'emprunt offerts par un supplément de prospectus, et la mesure dans laquelle les modalités et dispositions générales décrites ci-après peuvent s'y appliquer, seront décrites dans le supplément de prospectus déposé à l'égard de ces titres d'emprunt.

Généralités

La convention de fiducie prévoit que le capital global des titres d'emprunt autorisé est illimité et que les titres d'emprunt peuvent être occasionnellement émis en une ou plusieurs séries. Les titres d'emprunt ne seront pas garantis et constitueront des obligations non subordonnées de la Fiducie.

Certaines modalités propres à chaque émission de titres d'emprunt, de même que les modifications ou ajouts aux modalités générales des titres d'emprunt décrites aux présentes pouvant s'appliquer à une émission de titres d'emprunt en particulier, seront décrites dans le supplément de prospectus relatif au placement de ces titres d'emprunt.

Il y a lieu de se reporter au supplément de prospectus pour les modalités applicables suivantes des titres d'emprunt qui y sont offerts et pour de plus amples renseignements s'y rapportant :

a) la désignation, le capital global, les coupures autorisées et les dates d'échéance propres aux titres d'emprunt;

b) le taux ou les taux d'intérêt, soit un taux fixe, soit un taux variable, et les montants payables à l'égard du capital des titres d'emprunt et la prime, le cas échéant, sur les titres d'emprunt;

c) les clauses restrictives relatives au paiement du capital et de l'intérêt des titres d'emprunt et d'autres clauses restrictives applicables à ces titres d'emprunt qui lieront la Fiducie;

d) la date ou les dates auxquelles l'intérêt court, les dates auxquelles l'intérêt est payable et les dates de référence pour l'intérêt payable à toute date de paiement de l'intérêt;

e) l'endroit ou les endroits où le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ceux-ci, seront payables;

f) la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres d'emprunt peuvent être rachetés, en totalité ou en partie, au gré de la Fiducie;

g) l'obligation, le cas échéant, de la Fiducie de racheter, d'acheter ou de rembourser les titres d'emprunt aux termes de dispositions, notamment relatives à un rachat obligatoire ou à un fonds d'amortissement, ou au gré de leurs porteurs; et la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres de créance sont rachetés ou achetés, en totalité ou en partie, aux termes de cette obligation ou au gré de leurs porteurs;

h) les dispositions relatives à la conversion des titres d'emprunt en parts de fiducie ou en d'autres titres de la Fiducie ou de ses filiales;

i) la devise ou les devises (soit le dollar canadien, soit une autre devise) en lesquelles les titres d'emprunt seront libellés et le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ces titres d'emprunt seront payables;

j) l'application, le cas échéant, des dispositions d'extinction des titres d'emprunt;

k) la possibilité, le cas échéant, d'acquérir des titres de la Fiducie ou d'un autre émetteur par voie de conversion ou d'échange des titres d'emprunt.

Les titres d'emprunt peuvent être émis en tant que titres d'emprunt à escompte d'émission initiale (ne portant pas intérêt ou portant intérêt à un taux inférieur aux taux du marché au moment de l'émission) à des prix inférieurs à leur capital déclaré.

Rang

Les titres d'emprunt constitueront des obligations directes, non garanties de la Fiducie et, sous réserve de certaines exceptions énoncées dans la convention de fiducie, auront égalité de rang avec toutes les autres dettes non subordonnées et non garanties actuelles et futures de la Fiducie.

Forme des titres d'emprunt

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis uniquement sous forme de billets globaux entièrement nominatifs (les « **billets globaux** ») devant

être détenus par Services de dépôt et de compensation CDS Inc. (« **CDS** »), ou pour son compte, en tant que dépositaire pour ses adhérents (au sens donné ci-dessous) et seront immatriculés au nom de CDS ou de son prête-nom. Les titres représentés par des billets globaux ne seront pas émis sous forme définitive à moins i) que la Fiducie, à son gré, ne choisisse de préparer et de livrer les billets définitifs (les « **billets définitifs** »), ii) que CDS n'avise la Fiducie qu'elle ne veut pas ou ne peut pas continuer d'être dépositaire à l'égard d'un billet global, iii) que CDS ne cesse d'être admissible en qualité de dépositaire et que la Fiducie ne puisse trouver un successeur compétent, ou iv) que les porteurs d'au moins 25 % des titres d'emprunt, après la survenance d'un cas de défaut qui se poursuit aux termes de la convention de fiducie, ne demandent que les titres d'emprunt soient émis en tant que billets définitifs.

Les participations véritables dans les billets globaux, constituant la propriété des titres d'emprunt, seront représentées par des comptes d'inscription en compte d'institutions agissant pour le compte des propriétaires de titres d'emprunt, en tant qu'adhérents directs et indirects (les « **adhérents** ») de CDS. Chaque acheteur d'un titre d'emprunt représenté par un billet global recevra un avis d'exécution de l'achat du courtier auprès duquel le titre d'emprunt a été acheté conformément aux pratiques et procédures de ce courtier. Ces pratiques peuvent varier d'un courtier à l'autre mais, généralement, les avis d'exécution sont émis sans délai après l'exécution de l'ordre d'un client. CDS sera responsable d'établir et de maintenir les comptes d'inscription en compte pour ses adhérents ayant des participations dans les billets globaux.

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis en coupures de 5 000 $ et en multiples de 1 000 $ au-dessus de ce montant.

Transfert des titres d'emprunt

Les transferts de propriété des titres d'emprunt représentés par des billets globaux se feront par l'intermédiaire de registres tenus par CDS ou son prête-nom pour ces billets globaux (relativement aux participations des adhérents) et dans les registres des adhérents (relativement aux participations d'autres personnes que les adhérents). À moins que les titres d'emprunt ne soient émis en tant que billets définitifs, les porteurs de titres d'emprunt qui ne sont pas adhérents au service d'inscription en compte de CDS, mais qui désirent acheter, vendre ou autrement transférer la propriété des titres d'emprunt, ne peuvent le faire que par l'intermédiaire des adhérents au service d'inscription en compte de CDS.

La capacité d'un propriétaire d'un titre d'emprunt représenté par un billet global de donner en gage ou de prendre d'autres mesures relativement à son titre d'emprunt (autrement que par l'intermédiaire d'un adhérent) peut être limitée du fait qu'il n'existe aucun certificat immatriculé à son nom.

Paiement du capital, de la prime et des intérêts

Les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur chaque billet global seront versés à CDS ou à son prête-nom, selon le cas, en tant que porteur inscrit du billet global. Tant que CDS ou son prête-nom est le porteur inscrit d'un billet global, CDS ou son prête-nom, selon le cas, sera considérée l'unique propriétaire du billet global aux fins de recevoir les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur ce billet global et à toutes les autres fins aux termes de ce billet global. La date de référence pour le paiement de l'intérêt sera le dixième jour ouvrable avant la date de paiement d'intérêt applicable.

La Fiducie croit savoir que CDS ou son prête-nom, sur réception de tout paiement d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, à l'égard d'un billet global, créditera les comptes des adhérents, à la date du paiement de l'intérêt, s'il en est, ou du capital et de la prime, s'il en est, des sommes

proportionnelles à leur participation respective dans le capital de ce billet global comme en font foi les registres de CDS ou de son prête-nom. La Fiducie croit savoir en outre que les paiements d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, par les adhérents aux propriétaires véritables de ce billet global détenu par l'intermédiaire de ces adhérents seront régis par des directives permanentes et des pratiques usuelles, comme c'est le cas pour des titres détenus au porteur pour le compte de clients ou immatriculés au nom d'une maison de courtage, et seront la responsabilité de ces adhérents. La responsabilité et l'obligation de la Fiducie à l'égard des paiements sur les billets globaux se limitent uniquement et exclusivement, lorsque les titres d'emprunt sont représentés par un billet global, au paiement des intérêts, s'il en est, et du capital et de la prime, s'il en est, exigibles sur ce billet global à CDS ou à son prête-nom. La Fiducie n'aura aucune responsabilité ou obligation à l'égard de tout aspect des registres relativement aux participations véritables dans le billet global ou pour la tenue, la supervision ou l'examen des registres relativement à ces participations véritables.

Si la date d'exigibilité du paiement d'intérêt, s'il en est, ou du capital ou de la prime, s'il en est, sur tout titre d'emprunt n'est pas un jour ouvrable au lieu du paiement, ce paiement sera effectué le prochain jour ouvrable, et le porteur d'un tel titre d'emprunt n'aura pas droit à d'autres intérêts ni à d'autres paiements à l'égard de ce retard.

Modification

La convention de fiducie prévoit que la Fiducie et le fiduciaire des billets peuvent faire des conventions complémentaires comportant des modifications et changements à celle-ci aux fins : a) d'ajouter ou de modifier des clauses restrictives de la Fiducie afin de protéger les porteurs de titres d'emprunt ou à leur profit, ou afin de prévoir d'autres cas de défaut; b) d'ajouter des dispositions compatibles avec la convention de fiducie à l'égard de questions en découlant, notamment apporter à la forme des titres d'emprunt des modifications qui n'en modifient pas le fond; étant entendu que, de l'avis du fiduciaire des billets, ces dispositions et modifications ne portent pas atteinte aux intérêts des porteurs de titres d'emprunt; c) d'attester la succession; d) d'établir les modalités et conditions rattachées à une émission de titres d'emprunt; e) de donner effet à une résolution spéciale (au sens donné ci-après) des porteurs de titres d'emprunt; f) d'apporter des modifications à la convention de fiducie afin de respecter la législation applicable; et g) à toutes autres fins compatibles avec la convention de fiducie.

La convention de fiducie prévoit également que les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier ont le pouvoir de modifier les droits des porteurs de titres d'emprunt ou des porteurs de titres d'emprunt d'une série en particulier, selon le cas, aux termes de la convention de fiducie. À cette fin, entre autres, la convention de fiducie renferme des dispositions visant à rendre exécutoires pour les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier les résolutions adoptées par les porteurs d'au moins 66 ⅔ % du capital global des titres d'emprunt ou des titres d'emprunt d'une série en particulier qui sont présents en personne ou représentés par procuration à une assemblée ou à une assemblée de série, selon le cas, ou les actes écrits signés par les porteurs d'au moins 66 ⅔ % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant droit de vote (une « **résolution spéciale** »). Le quorum pour les assemblées des porteurs de titres d'emprunt ou les assemblées de série des porteurs de titres d'emprunt d'une série en particulier auxquelles une résolution spéciale sera examinée est constitué des porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant alors droit de vote. Dans certaines circonstances, si les porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier ne sont pas représentés à l'assemblée ou à l'assemblée de série, l'assemblée ou l'assemblée de série est alors ajournée et, si elle est dûment convoquée à nouveau conformément aux modalités de la convention de fiducie, alors les porteurs

représentés à la reprise de l'assemblée ou de l'assemblée de série constituent le quorum adéquat pour étudier, voter et adopter une résolution spéciale.

MODE DE PLACEMENT

La Fiducie peut offrir et vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes, ou par leur intermédiaire, et également vendre les titres directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Le placement des titres peut être effectué à l'occasion en une ou plusieurs opérations à prix fixe ou à prix variable. S'ils sont offerts à prix variable, les titres peuvent être offerts aux cours en vigueur au moment de la vente, à des prix liés à ces cours en vigueur ou à des prix négociés avec les souscripteurs au moment de la vente, lesquels prix peuvent varier d'un souscripteur à l'autre et pendant la durée du placement.

Le supplément de prospectus relatif à chaque placement de titres donnera l'identité de chacun des preneurs fermes, des courtiers ou des placeurs pour compte, selon le cas, et énoncera également les modalités du placement, notamment le type de titres offerts, le prix d'offre (ou le mode de calcul du prix d'offre dans le cas d'un placement à prix variable), le produit revenant à la Fiducie et la rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte.

Dans le cas d'une vente par l'intermédiaire de preneurs fermes, les preneurs fermes souscriront les titres pour leur propre compte et pourront les revendre occasionnellement en une ou plusieurs opérations, notamment des opérations négociées, à un prix d'offre fixe ou à des prix variables fixés au moment de la vente, aux cours en vigueur au moment de la vente ou à des prix liés à ces cours en vigueur. Les obligations des preneurs fermes de souscrire ces titres seront subordonnées à certaines conditions suspensives, et les preneurs fermes seront tenus de souscrire la totalité des titres offerts par le supplément de prospectus s'ils souscrivent l'un d'eux.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des titres à un niveau supérieur au cours qui serait formé sur un marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Les preneurs fermes, courtiers ou placeurs pour compte à qui ou par l'intermédiaire de qui les titres sont vendus par la Fiducie en vue de leur placement et de leur vente au public peuvent tenir un marché pour la négociation des titres à tout moment sans avis. Aucune garantie ne peut être donnée quant au développement d'un marché pour la négociation des titres ni quant à la liquidité d'un tel marché.

FACTEURS DE RISQUE

Un placement dans les titres comporte différents risques, notamment les risques inhérents au secteur d'activité dans lequel la Fiducie fait affaire. Avant de décider d'investir ou non dans des titres, les épargnants devraient examiner attentivement les risques intégrés par renvoi dans le présent prospectus (y compris les documents qui y sont ultérieurement intégrés par renvoi) et ceux décrits dans un supplément de prospectus propre à un placement de titres.

Les documents d'information que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières qui sont intégrés par renvoi au présent prospectus renferment des exposés sur certains facteurs de risque inhérents à l'activité de la Fiducie. Voir plus particulièrement la rubrique « Facteurs de risque » dans la notice annuelle et les « Risques associés à l'activité » dans la description de chacun des secteurs d'activité de la Fiducie dans le rapport de gestion. Avant d'investir, les

souscripteurs éventuels de titres devraient examiner attentivement les renseignements inclus ou intégrés par renvoi dans le présent prospectus.

QUESTIONS D'ORDRE JURIDIQUE

Sauf indication contraire dans un supplément de prospectus, certaines questions d'ordre juridique concernant les titres offerts au moyen d'un supplément de prospectus seront examinées, pour le compte de la Fiducie, par Stikeman Elliott S.E.N.C.R.L., s.r.l. Si des preneurs fermes, des courtiers ou des placeurs pour compte désignés dans un supplément de prospectus retiennent les services de leurs propres conseillers juridiques pour examiner les questions d'ordre juridique concernant les titres, l'identité des conseillers juridiques sera indiquée dans le supplément de prospectus.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, Calgary (Alberta).

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est Société de fiducie Computershare du Canada, à ses principaux bureaux situés à Toronto et à Calgary.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du 8 août 2007 relatif à l'admissibilité aux fins de placement d'un capital total de jusqu'à concurrence de 500 000 000 $ de parts de fiducie et de titres d'emprunt de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus préalable de base simplifié susmentionné notre rapport aux porteurs de parts de la Fiducie sur les bilans consolidés de la Fiducie aux 31 décembre 2006 et 2005 et les états consolidés des résultats et des bénéfices cumulés ainsi que des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2006. Notre rapport est daté du 23 février 2007.

Calgary, Canada le 8 août 2007	(signé) «*Ernst & Young s.r.l.*» Comptables agréés

ATTESTATION DE LA FIDUCIE

Le 8 août 2007

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constituera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du présent prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Au Québec, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le dossier d'information qui le complète, ne contiendra aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

ALTAGAS INCOME TRUST
par : ALTAGAS GENERAL
PARTNER INC., délégué du
fiduciaire d'AltaGas Income Trust

(signé) *« David W. Cornhill »*
Chef de la direction

(signé) *« Richard M. Alexander »*
Chef des finances

Au nom du conseil d'administration
d'ALTAGAS GENERAL
PARTNER INC.

(signé) *« Myron F. Kanik »*
Administrateur

(signé) *« Robert B. Hodgins »*
Administrateur

SEC File # 82-34911

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

Receipt for (Final) Short Form Shelf Prospectus dated **August 8, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **8th** day of **August, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project # 1130295

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N°: 2007-MC-1768

NUMÉRO DE PROJET SÉDAR: 1130295

DOSSIER N°: 22696

Objet : Altagas Income Trust
Demande de visa

Vu la demande présentée le 17 juillet 2007;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-102 sur le placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus préalable du 8 août 2007 de Altagas Income Trust concernant le placement de parts de fiducie ou de titres d'emprunt non garantis jusqu'à concurrence d'un prix d'offre global de 500 000 000 $.

Le visa prend effet le 8 août 2007.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

CJ/il

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

SEC File # 82-34911

UNDERTAKING

TO: British Columbia Securities Commission

The undersigned hereby undertakes and agrees, for the purposes of adjusting the fee payable upon the distribution of common shares (the "**Common Shares**") of AltaGas Income Trust (the "**Trust**") in British Columbia, to file within 30 days of the conclusion of the distribution of such Common Shares under the prospectus, a notice of the total proceeds realized from the distribution of the Common Shares in British Columbia. Should the fees payable on account of the proceeds realized by the Corporation from the distribution of the Common Shares in British Columbia exceed the fees paid in respect of the filing of the preliminary prospectus dated July 17, 2007, the aforesaid notice will be accompanied by an amount equivalent to the excess, if any, of such fees.

Dated at Calgary, Alberta this 8th day of August, 2007.

ALTAGAS INCOME TRUST, by its duly authorized attorney, ALTAGAS GENERAL PARTNER INC.

By: *"Richard M. Alexander"*

Richard M. Alexander
Chief Financial Officer

SEC File # 82-34911

ALTAGAS INCOME TRUST

BY SEDAR July 17, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust (the "Trust")
Preliminary Short Form Prospectus – Qualification Certificate

In connection with the filing of a preliminary short form base shelf prospectus of the Trust dated July 17, 2006 and in accordance with Section 4.1(a)(ii) of National Instrument 44-101 - *Short Form Prospectus Distributions* ("**NI 44-101**"), the undersigned hereby confirms on behalf of the Trust that, relying on the qualification criteria set forth in Section 2.2 of NI 44-101, the Trust is qualified to file a prospectus in the form of a short form prospectus for the distribution of its securities in all of the provinces of Canada (the "**Jurisdictions**"), as it has satisfied each of the criteria set forth in Sections 2.2(a) through (e) of NI 44-101 and all of the material incorporated by reference in the preliminary short form base shelf prospectus has been filed in the Jurisdictions.

ALTAGAS INCOME TRUST by
ALTAGAS GENERAL PARTNER INC.

Per: *"Richard M. Alexander"*
Richard M. Alexander
Chief Financial Officer

SEC File # 82-34911

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM
FOR PROSPECTUSES

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Shelf Prospectus of the above issuer dated August 8, 2007.

DATED at Calgary, Alberta this August 8, 2007

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 01130295

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W
Calgary, Alberta T2P 5E9

Phone: (403) 290-4100
Fax (403) 290-4265

August 8, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust ("AltaGas")

We refer to the short form base shelf prospectus of AltaGas dated August 8, 2007, relating to the qualification for distribution of up to $500,000,000 aggregate principal amount of trust units and debt securities of the Trust (collectively the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 23, 2007 to the Unitholders of AltaGas Income Trust, on the following financial statements (the "Financial Statements"):

- Consolidated balance sheets as at December 31, 2006 and 2005; and
- Consolidated statements of income and accumulated earnings, and cash flows for the years ended December 31, 2006 and 2005.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Financial Statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purposes of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based

on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly;

Ernst + Young LLP

Chartered Accountants

AUTORITÉ
DES MARCHÉS
FINANCIERS

SEC File # 82-34911

DÉCISION N° : 2007-MC-1570

NUMÉRO DE PROJET SÉDAR: 1130295

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

AltaGas Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 17 juillet 2007.

L'Autorité des marchés financiers,

Le 19 juillet 2007
Date du visa

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

/IL

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

NOVA SCOTIA
Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

SEC File # 82-34911

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

Receipt for a Preliminary Short Form Shelf Prospectus dated **July 17, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **19th** day of **July, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Shelf Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1130295

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM
FOR PROSPECTUSES

AND

IN THE MATTER OF

ALTAGAS INCOME TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Shelf Prospectus of the above issuer dated July 17, 2007.

DATED at Calgary, Alberta this July 19, 2007

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 01130295

SEC File # 82-34911

Base Shelf Prospectus

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of the securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".

This preliminary short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

New Issue — PRELIMINARY SHORT FORM PROSPECTUS — July 17, 2007

AltaGas

ALTAGAS INCOME TRUST
$500,000,000
Trust Units
Debt Securities

AltaGas Income Trust (the "**Trust**") may from time to time offer and issue trust units or unsecured debt securities (collectively, the "**Securities**"), up to an aggregate offering price of $500,000,000 (or its equivalent in any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (this "**prospectus**"), including any amendments hereto, remains effective.

The Securities may be offered at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "**prospectus supplement**").

The specific terms of any offering of Securities will be set forth in a prospectus supplement including, where applicable: (i) in the case of trust units, the number of units offered and the offering price; and (ii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such Securities to which the prospectus supplement pertains.

The Trust may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Trust in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Trust and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

 SEC File # 8[illegible]1

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". The trust units of the Trust are listed on the Toronto Stock Exchange under the symbol "ALA.UN". **There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus.**

A rate of return on an investment in the trust units of the Trust over a defined period may not be comparable to the rate of return on an investment in a fixed-income security that provides a return on capital over the same period. The recovery of an initial investment in the trust units of the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of trust units ("**Unitholders**"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the subsidiaries of the Trust, electricity prices, regulation, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of trust units outstanding. In addition, the market value of the trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

Investing in our Securities involves risk. It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing. See, for example, "Nature of Trust Units", "Nature of Distributions", "Variability of Distributions", "Changes in Legislation", "Federal Government's Proposed Changes to Taxation of Income Trusts", "Loss of Mutual Fund Trust Status", "Risks Associated With the Level of Foreign Ownership", "Debt Service" and "Structural and Contractual Subordination" under "Risk Factors" on pages 49 to 57 of the AIF (as defined herein). These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The return from an investment in trust units to Unitholders, for Canadian income tax purposes, can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. The Trust expects that substantially all of the cash distributions to Unitholders will be returns on capital. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the *Income Tax Act* (Canada) (the "**Act**") (and reduce such Unitholder's adjusted cost base in the trust unit for purposes of the Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Act or is a partnership that is not a "Canadian partnership" for purposes of the Act may be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances.

The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Standard & Poor's ("**S&P**") has assigned a stability rating of SR-3 to the Trust and Dominion Bond Rating Service Limited ("**DBRS**") has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust and DBRS has assigned a long term issuer credit rating of BBB (low) with a positive outlook to the Trust. S&P's and DBRS' long term issuer credit ratings range from a high of AAA to a low of D. Stability ratings and issuer credit ratings are not a recommendation to buy, sell or hold securities and are subject to revision or withdrawal by S&P or DBRS at any time. See "Ratings".

SEC File # 82-34911

TABLE OF CONTENTS

GLOSSARY

In this prospectus, the following terms have the meanings set forth below.

"AIF" means the annual information form of the Trust dated March 20, 2007 for the year ended December 31, 2006;

"AltaGas" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"AltaGas LP #1" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"AltaGas LP #2" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"AltaGas Services" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"Arrangement" means the arrangement, under the provisions of section 192 of the CBCA, involving among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"Cash Flow of the Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less (iii) the sum of (A) all amounts which relate to the redemption of trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (B) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"Distribution Period" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"Exchangeable Units" means, Class B limited partnership units of AltaGas LP #1 and, prior to their exchange in August 2004, Class B limited partnership units of AltaGas LP #2;

"General Partner" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"Holding Trust" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"NGLs" means natural gas liquids;

"Note Trustee" means Computershare Trust Company of Canada, as initial trustee under the Trust Indenture, and any successor thereto or replacement thereof;

"Special Voting Unit" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one trust unit) equal to the number of outstanding Exchangeable Units held by registered holders, other than the Trust and its affiliates;

"Trust Indenture" means the trust indenture dated as of May 12, 2005, as amended and supplemented from time to time, between the Trust and the Note Trustee providing for the issuance of debt securities hereunder;

"Trustee" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"Unitholders" means the holders from time to time of trust units of the Trust;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"Voting and Exchange Trustee" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts set forth in this prospectus are expressed in Canadian dollars unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the trust units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors described under "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus and the documents incorporated by reference herein, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus or the documents incorporated by reference herein should not be unduly relied upon. Such statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. Management of the Trust believes that Cash Flow of the Trust is a useful indication of the performance of the Trust and an indicator of cash that will be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President,

General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2006 and 2005 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2006;

(b) the AIF;

(c) the Information Circular dated March 1, 2007 relating to the Annual Meeting of Unitholders of the Trust held on April 26, 2007 (the "**Information Circular**"); and

(d) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the three months ended March 31, 2007 and 2006, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2007.

Any material change reports (except confidential material change reports), unaudited interim comparative consolidated financial statements and accompanying management's discussion and analysis, audited comparative consolidated financial statements and the auditors' report thereon, information circulars, annual information forms and prospectus supplements disclosing additional or updated information, filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this prospectus and before the termination of the offering, are deemed to be incorporated by reference in this prospectus.

Upon a new annual information form and related audited annual consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management's discussion and analysis and all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of the Trust's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Upon unaudited interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

SEC File # 82-34911

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such offered Securities to which the prospectus supplement pertains.

ALTAGAS INCOME TRUST

General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust was established principally for the purposes of acquiring or investing in the securities of entities involved in the business of, or the ownership, lease or operation of assets or property in connection with gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trust may determine.

The Unitholders are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

General Partner

The Trust is administered by the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

Business of AltaGas

AltaGas is an energy infrastructure based company and an indirect subsidiary of the Trust. AltaGas, directly and indirectly:

- Physically gathers, processes, extracts and transports natural gas;
- Extracts ethane and NGLs from natural gas and transports condensate;

- Provides energy consulting and supply management services and arranges gas and power supply for non-residential end-users; and
- Markets natural gas, NGLs and electrical power and generates power through the dispatch of gas-fired generating units.

AltaGas' mix of assets provides revenue streams with long-term cash flows and minimal or managed exposure to commodity prices. Going forward, AltaGas intend to grow each of its business segments and manage risks such as commodity prices, natural gas supply, counterparty and geographic concentration in a conservative manner.

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities by the Trust will be the issue price less any commission paid in connection therewith and expenses relating to the particular offering of trust units or debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general trust purposes, to repay indebtedness and to fund capital expenditures. The amount of net proceeds to be used for any such purpose will be set forth in a prospectus supplement. The Trust may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

RATINGS

Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts. S&P has assigned a stability rating of SR-3 to the Trust and DBRS has assigned a stability rating of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7.

According to the S&P stability rating system, a stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds. According to the DBRS stability rating system, a stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. DBRS further separates the ratings into high, middle and low to indicate where within the rating category the income trusts fall. Stability ratings take into consideration seven main factors of operational and industry characteristics, asset quality, financial flexibility, size and market position, diversification, sponsorship and growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. A stability rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by S&P or DBRS at any time.

Issuer credit ratings are intended to convey the opinion of a rating agency in respect of an obligor's overall financial capacity to pay its financial obligations. S&P has assigned a long term issuer credit rating of BBB- with a stable outlook to the Trust and DBRS has assigned a long term issuer credit rating of BBB (low) with a positive outlook to the Trust. S&P's and DBRS' long term issuer credit ratings range from a high of AAA to a low of D.

According to the S&P long term issuer credit rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered

acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category. An issuer credit rating is not a recommendation to purchase, sell or hold securities, as such does not comment on market price or suitability for a particular investor, and is subject to revision or withdrawal by S&P at any time.

EARNINGS COVERAGE

The following earnings coverage ratios have been calculated on a consolidated basis and are derived from audited, in the case of the 12 month period ended December 31, 2006, and unaudited, in the case of the 12 month period ended March 31, 2007, financial information based on Canadian generally accepted accounting principles. The earnings coverage on short-term and long-term debt for the 12 month period ended December 31, 2006 was 9.53 times and for the 12 month period ended March 31, 2007 was 9.24 times. Such ratios do not give effect to the issue of any debt securities pursuant to this prospectus. If debt securities having a term to maturity in excess of one year are offered under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of trust units may be created and issued pursuant to the Declaration of Trust. Each trust unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the trust units held by such holder.

Issuance of Units

The Declaration of Trust provides that trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

Special Voting Units

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Units issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes

at meetings of Unitholders as is equal to the number of trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Units. However, if no instructions are provided by the holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Units for trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Units.

Distributions

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

For additional information in respect of the trust units, including information respecting limitations on non-resident ownership, the redemption right attached to the trust units, meetings of Unitholders and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 43 through 48, inclusive, of the AIF.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the Trust Indenture. The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement will be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities.

The following summaries of certain provisions of the Trust Indenture and the debt securities do not purport to be complete and such summaries are subject to the detailed provisions of the Trust Indenture to which reference is hereby made, including the definitions of certain terms used herein, and for other information regarding the debt securities. A copy of the Trust Indenture may be reviewed at the offices of the Trust in Calgary, Alberta during normal business hours during the period of distribution of any debt securities.

General

The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series thereunder. The debt securities will be unsecured and will be unsubordinated obligations of the Trust.

Certain terms of each issue of debt securities, as well as any modifications of or additions to the general terms of the debt securities as described herein that may be applicable to a particular issue of debt securities, will be described in the prospectus supplement relating to the offering of such debt securities.

Reference is made to the prospectus supplement for the following applicable terms of, and information relating to, the debt securities being offered thereby:

(a) the specific designation, aggregate principal amount, authorized denominations and maturity dates of the debt securities;

(b) the rate or rates of interest, which may be a fixed rate or floating rate, and the amounts payable in respect of principal and premium, if any, on the debt securities;

(c) covenants relating to the payment of principal and interest on the debt securities and other covenants applicable to such debt securities to which the Trust will be bound;

(d) the date or dates from which interest shall accrue, the dates on which interest shall be payable and the record dates for the interest payable on any interest payment date;

(e) the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

(f) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at the option of the Trust;

(g) the obligation, if any, of the Trust to redeem, purchase or repay the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof; and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(h) provisions relating to the conversion of the debt securities for trust units or other securities of the Trust or its subsidiaries;

(i) the currency or currencies (which may be in the Canadian dollar or in any other currency) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j) the application, if any, of any defeasance provisions to the debt securities; and

(k) whether the debt securities may be exchanged or converted into securities of the Trust or another issuer.

The debt securities may be issued as original issue discount debt securities (bearing no interest, or interest at a rate that at the time of issuance is below market rates) at prices below their stated principal amount.

Ranking

The debt securities will be direct, unsecured obligations of the Trust and, subject to certain exceptions set forth in the Trust Indenture, will rank pari passu with all other present and future unsubordinated and unsecured indebtedness of the Trust.

Form of Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued only in the form of fully registered global notes (the "**Global Notes**") to be held by, or on behalf of, CDS Clearing and Depository Services Inc. ("**CDS**"), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Debt securities represented by Global Notes will not be issued in definitive form unless (i) the Trust, in its sole discretion, elects to prepare and deliver definitive notes (the "**Definitive Notes**"), (ii) CDS notifies the Trust that it is unwilling or unable to continue to be depositary in connection with a Global Note, (iii) CDS ceases to be eligible to be a depositary and the Trust is unable to find a qualified successor, or (iv) holders of not less than 25% of the debt securities, following the occurrence of an event of default which is continuing under the Trust Indenture, request debt securities to be issued as Definitive Notes.

Beneficial interests in the Global Notes, constituting ownership of the debt securities, will be represented through book-entry accounts of institutions acting on behalf of owners of debt securities, as direct and indirect participants (the "**Participants**") of CDS. Each purchaser of a debt security represented by a Global Note will receive a customer confirmation of purchase from the dealer from which the debt security is purchased in accordance with the practices and procedures of such dealer. Such practices may vary between dealers, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Notes.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in denominations of $5,000 and multiples of $1,000 above such amount.

Transfer of Debt Securities

Transfer of ownership of debt securities represented by Global Notes will be effected through records maintained by CDS or its nominee for such Global Notes (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless debt securities are issued as Definitive Notes, owners of debt securities who are not Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of debt securities, may do so only through Participants in CDS's book-entry system.

The ability of an owner of a debt security represented by a Global Note to pledge or otherwise take action with respect to such owner's debt security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner's name.

Payment of Principal, Premium and Interest

Payments of interest, if any, and principal of and premium, if any, on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. So long as CDS or its nominee is the registered holder of a Global Note, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Note for the purpose of receiving payments of interest, if any, and principal of and premium, if any, on such Global Note and for all other purposes under such Global Note. The record date for the payment of interest will be the tenth business day prior to the applicable interest payment date.

The Trust understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Note, will credit Participants' accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Trust also understands that payments of interest, if any, or principal and premium, if any, by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of the Trust in respect of payments on Global Notes are limited solely and exclusively, while the debt securities are represented by a Global Note, to making payment of interest, if any, and principal and premium, if any, due on such Global Note to CDS or its nominee. The Trust will not have any responsibility or liability for any aspect of the records relating to beneficial interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

If the due date for payment of interest, if any, or principal of or premium, if any, on any debt security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such debt security will not be entitled to any further interest or other payment in respect of such delay.

Modification

The Trust Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Note Trustee and the Trust: (a) to add or amend covenants of the Trust to protect or benefit holders of debt securities or to provide for additional events of default; (b) to make such provisions not inconsistent with the Trust Indenture with respect to matters or questions arising under the Trust Indenture including the making of any modifications to the form of debt securities which do not affect the substance thereof, provided that in the opinion of the Note Trustee such provisions and modifications shall not be prejudicial to the interests of holders of debt securities; (c) to evidence succession; (d) to establish the terms and conditions attached to an issue of debt securities; (e) to give effect to an Extraordinary Resolution (as defined below) of holders of debt securities; (f) to make amendments to the Trust Indenture to comply with applicable law; and (g) for any other purpose not inconsistent with the Trust Indenture.

The Trust Indenture also provides that the holders of debt securities or holders of debt securities of a particular series shall have the power to modify the rights of the holders of debt securities or holders of debt securities of a particular series, as applicable, under the Trust Indenture. For that purpose, among others, the Trust Indenture contains provisions to render binding on holders of debt securities, or holders of debt securities of a particular series, resolutions passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of debt securities or of debt securities of a particular series who are present in person or represented by proxy at the meeting or serial meeting, as the case may

be, or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding debt securities or debt securities of a particular series entitled to vote thereon ("**Extraordinary Resolutions**"). The quorum for meetings of holders of debt securities or serial meetings for holders of debt securities of a particular series at which such an Extraordinary Resolution will be considered shall be holders representing not less than 50% of the principal amount of outstanding debt securities or debt securities of a particular series then entitled to vote thereon. In certain circumstances, if holders representing not less than 50% of the principal amount of debt securities or debt securities of a particular series are not represented at the meeting or serial meeting, then the meeting or serial meeting shall stand adjourned and if properly reconvened in accordance with the terms of the Trust Indenture then those holders represented at the reconvened meeting or serial meeting shall constitute a proper quorum to consider, vote on and pass an Extraordinary Resolution.

PLAN OF DISTRIBUTION

The Trust may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and also may sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution.

The prospectus supplement relating to each offering of Securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any compensation payable to the underwriters, dealers or agents.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any such securities are purchased.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by the Trust for public offering and sale may make a market in the Securities at any time without notice. No assurance can be given that a trading market in the Securities will develop or as to the liquidity of any trading market of the Securities.

RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent to the industry in which the Trust operates. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting the Trust in connection with its business are provided in the Trust's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus. In particular, see "Risk Factors" in the AIF and "Business Risks" in the description of each of the Trust's business segments in the management's discussion and analysis of results of operations and financial condition. Before investing, prospective purchasers of Securities should carefully consider the information contained or incorporated by reference in this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Securities offered by a prospectus supplement will be passed upon, on behalf of the Trust, by Stikeman Elliott LLP. If any underwriters, dealers or agents named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the prospectus supplement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the trust units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short-form prospectus of AltaGas Income Trust (the "**Trust**") dated July ●, 2007 relating to the qualification for distribution of $500,000,000 aggregate principal amount of trust units and debt securities of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short-form prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our report is dated February 23, 2007.

Calgary, Alberta
July ●, 2007

(signed) ●
Chartered Accountants

CERTIFICATE OF THE TRUST

SEC File # 82-34911

Dated: July 17, 2007

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

ALTAGAS INCOME TRUST
by: ALTAGAS GENERAL
PARTNER INC., delegate of the
Trustee of AltaGas Income Trust

(Signed) "*David W. Cornhill*"
Chief Executive Officer

(Signed) "*Richard M. Alexander*"
Chief Financial Officer

On behalf of the Board of Directors
of ALTAGAS GENERAL
PARTNER INC.

(Signed) "*Myron F. Kanik*"
Director

(Signed) "*Robert B. Hodgins*"
Director

SEC File # 82-34911

Prospectus préalable de base

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus simplifié.

Les titres décrits dans le présent prospectus simplifié provisoire ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, dans sa version modifiée, ou des lois de quelque État et, sous réserve de certaines exceptions, ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à des personnes des États-Unis. Voir « Mode de placement ».

Le présent prospectus simplifié provisoire a été déposé dans chacune des provinces du Canada selon un régime permettant d'attendre après qu'il soit dans sa version définitive pour déterminer certains renseignements concernant les titres offerts et d'omettre ces renseignements dans le prospectus simplifié. Ce régime exige que soit transmis aux souscripteurs un supplément de prospectus contenant les renseignements omis, dans un certain délai à compter de la souscription.

Nouvelle émission | PROSPECTUS SIMPLIFIÉ PROVISOIRE | Le 17 juillet 2007

AltaGas

ALTAGAS INCOME TRUST
500 000 000 $
Parts de fiducie
Titres d'emprunt

AltaGas Income Trust (la « **Fiducie** ») peut occasionnellement offrir et émettre des parts de fiducie ou des titres d'emprunt non garantis (collectivement, les « **titres** »), jusqu'à concurrence d'un prix d'offre global de 500 000 000 $ (ou l'équivalent dans quelque autre devise utilisée pour libeller les titres) au cours de la période de validité de 25 mois du présent prospectus préalable de base simplifié (le présent « **prospectus** »), dans sa version modifiée.

Les titres peuvent être offerts à des prix et selon des modalités devant être établis en fonction des conditions du marché au moment de la vente et qui seront énoncés dans le supplément de prospectus préalable connexe (un « **supplément de prospectus** »).

Les modalités précises de tout placement de titres figureront dans un supplément de prospectus, notamment, le cas échéant : i) dans le cas de parts de fiducie, le nombre de parts offertes et le prix d'offre; et ii) dans le cas de titres d'emprunt, la désignation, le capital global maximal, le cas échéant, la devise, l'échéance, le prix d'offre, s'il s'agit de titres d'emprunt portant intérêt ou non, le taux d'intérêt ou le mode de calcul du taux d'intérêt, les modalités de rachat, les droits de conversion ou d'échange, le cas échéant, et toutes autres modalités propres aux titres d'emprunt. Un supplément de prospectus peut inclure d'autres modalités propres aux titres qui s'inscrivent dans les paramètres énoncés dans le présent prospectus.

Tous les renseignements pouvant être omis dans le présent prospectus en vertu des lois applicables seront présentés dans un ou plusieurs suppléments de prospectus qui seront transmis aux souscripteurs avec le présent prospectus. Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts, avec le présent prospectus, et sera réputé intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières à la date de ce supplément de prospectus et uniquement aux fins du placement des titres auxquels se rapporte ce supplément de prospectus.

La Fiducie peut vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes ou par leur intermédiaire, et directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Voir « Mode de placement ». Le supplément de prospectus se rapportant à un placement de titres en particulier identifiera chacun des preneurs fermes, courtiers ou placeurs pour compte, selon le cas, engagés par la Fiducie dans le cadre du placement et de la vente des titres et énoncera les modalités du placement de ces titres, y compris le mode de placement, le produit revenant à la Fiducie et les frais, escomptes et toute autre rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte, ainsi que toutes autres modalités importantes du mode de placement.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à stabiliser ou à fixer leur cours à un niveau supérieur au cours qui serait formé sur le marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Voir « Mode de placement ». Les parts de fiducie de la Fiducie sont inscrites à la cote de la Bourse de Toronto sous le symbole « ALA.UN ». **Il n'existe actuellement aucun marché pour la négociation des titres d'emprunt et les souscripteurs pourraient être incapables de revendre les titres émis aux termes du présent prospectus.**

Le taux de rendement d'un placement dans les parts de fiducie de la Fiducie sur une période donnée n'est pas nécessairement comparable au taux de rendement d'un placement dans des titres à revenu fixe qui offrent un rendement du capital sur la même période. Le recouvrement d'un placement initial dans les parts de fiducie de la Fiducie n'est pas garanti, et le rendement prévu d'un tel placement repose sur plusieurs hypothèses de rendement. Même si la Fiducie entend faire des distributions de son encaisse disponible aux porteurs de parts de fiducie (les « **porteurs de parts** »), ces distributions en espèces peuvent être réduites ou interrompues. Le montant réellement distribué tiendra à plusieurs facteurs, notamment : les résultats financiers des filiales de la Fiducie, les prix de l'électricité, la réglementation, les conditions climatiques, les clauses restrictives et les obligations, les besoins au titre du fonds de roulement, les besoins de capitaux futurs et le nombre de parts de fiducie en circulation. De plus, le cours des parts de fiducie peut se détériorer, voire sensiblement, si la Fiducie n'est pas en mesure de respecter éventuellement ses objectifs de distribution.

Un placement dans nos titres comporte des risques. Il est fortement recommandé aux épargnants d'examiner les facteurs de risque particulièrement susceptibles de toucher le secteur d'activité dans lequel ils investissent. Voir « Facteurs de risque », notamment « Nature des parts de fiducie », « Nature des distributions », « Fluctuation des distributions », « Modifications à la législation », « Le gouvernement fédéral propose des modifications à l'imposition des fiducies de revenu », « Perte du statut de fiducie de fonds commun de placement », « Risques liés au niveau de propriété étrangère », « Service de la dette » et « Subordination structurelle et contractuelle » aux pages 55 à 62 de la notice annuelle (au sens des présentes). Ces rubriques décrivent également l'appréciation de la Fiducie de ces facteurs de risque de même les conséquences possibles pour un épargnant.

Le rendement d'un placement dans des parts de fiducie pour un porteur de parts, aux fins de l'impôt sur le revenu canadien, peut se composer d'un rendement du capital et d'un remboursement de capital. Cette composition peut varier au fil du temps, modifiant ainsi le rendement après impôts pour un épargnant. La Fiducie s'attend à ce que la quasi-totalité des distributions en espèces aux porteurs de parts constitue des rendements du capital. Les rendements du capital sont généralement imposés à titre de revenu ordinaire ou de dividendes entre les mains d'un porteur de parts. Les remboursements de capital sont généralement à imposition différée pour les porteurs de parts qui sont des résidents du Canada aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la « **LIR** ») (et réduisent le prix de base rajusté des parts de fiducie pour ce porteur aux fins de la LIR). Les remboursements de capital à un porteur de parts qui n'est pas un résident du Canada aux fins de la LIR ou qui est une société de personnes qui n'est pas une « société de personnes canadienne » au sens de la LIR peuvent être assujettis à une retenue d'impôt canadien. Les porteurs de parts éventuels devraient consulter leurs propres conseillers en fiscalité quant aux incidences fiscales canadiennes applicables à leur propre situation.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et elles ne sont pas assurées en vertu de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, car elle n'exerce aucune activité d'une société de fiducie ni n'a l'intention d'en exercer.

Standard & Poor's (« **S&P** ») a attribué une note de stabilité de SR-3 à la Fiducie et Dominion Bond Rating Service Limited (« **DBRS** ») a attribué une note de stabilité de STA-3 (moyen) à la Fiducie. Les notes de stabilité de S&P vont de la note la plus élevée SR-1 à la note la plus faible SR-7, tandis que les notes de stabilité de DBRS vont de la note la plus élevée STA-1 à la note la plus faible STA-7. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB- avec perspectives stables à la Fiducie et DBRS a attribué une note de solvabilité de l'émetteur à long terme de BBB (bas) avec perspectives positives à la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P et DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible. Les notes de stabilité et notes de solvabilité de l'émetteur ne constituent pas une recommandation d'acheter, de vendre ou de détenir des titres et peuvent être révisées ou retirées par S&P ou DBRS à tout moment. Voir « Notation ».

TABLE DES MATIÈRES

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GLOSSAIRE

Les définitions qui suivent s'appliquent au présent prospectus.

« **AltaGas** » AltaGas Ltd., société formée par voie de fusion aux termes de la LCSA, filiale indirecte de la Fiducie et, par suite de la fusion, successeur d'AltaGas Services;

« **AltaGas LP #1** » AltaGas Holding Limited Partnership No. 1, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas LP #2** » AltaGas Holding Limited Partnership No. 2, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas Services** » AltaGas Services Inc., prédécesseur d'AltaGas avant la fusion;

« **arrangement** » l'arrangement, en vertu de l'article 192 de la LCSA, visant entre autres AltaGas Services, la Fiducie, Holding Trust, le commandité, AltaGas LP #1 et AltaGas LP #2, aux termes duquel les activités d'AltaGas Services ont été réorganisées pour former une fiducie de revenu entrant en vigueur le 1er mai 2004;

« **commandité** » AltaGas General Partner Inc., société constituée sous le régime de la LCSA, en tant que filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP #1 et d'AltaGas LP #2;

« **contrat de vote et d'échange fiduciaires** » le contrat de vote et d'échange fiduciaires intervenu en date du 1er mai 2004 entre la Fiducie, AltaGas LP #1, AltaGas LP #2 et le fiduciaire chargé du vote et de l'échange, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **convention de fiducie** » la convention de fiducie intervenue en date du 12 mai 2005, dans sa version modifiée et complétée de temps à autre, entre la Fiducie et le fiduciaire des billets prévoyant l'émission des titres d'emprunt aux termes des présentes;

« **déclaration de fiducie** » la déclaration de fiducie intervenue en date du 26 mars 2004 entre le constituant et le fiduciaire aux termes de laquelle la Fiducie a été créée, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **fiduciaire** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la déclaration de fiducie;

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes du contrat de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de ce contrat et conformément à celui-ci;

« **fiduciaire des billets** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la convention de fiducie, et tout successeur ou remplaçant de celle-ci;

« **flux de trésorerie de la Fiducie** » pour une période de distribution, ou à l'égard de celle-ci : i) tous les montants en espèces que la Fiducie reçoit pour la période de distribution, ou à l'égard de celle-ci, notamment les intérêts, les dividendes, les distributions, le produit tiré de la distribution de titres et les remboursements de capital et de la dette; plus ii) le produit tiré de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de distribution et, s'il y a lieu, de l'utilisation du

produit tiré d'une telle émission aux fins prévues; moins iii) la somme A) de tous les montants ayant trait au rachat des parts de fiducie qui sont devenus payables en espèces par la Fiducie au cours de la période de distribution et les frais engagés par la Fiducie au cours de la période de distribution; et B) des autres montants (notamment les impôts et les taxes) devant être déduits, retenus ou versés par la Fiducie ou relativement à celle-ci au cours de la période de distribution en question conformément à la loi ou à la déclaration de fiducie;

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta dont les droits de propriété véritables sont détenus par la Fiducie;

« **LCSA** » la *Loi canadienne sur les sociétés par actions,* L.R.C. 1985, ch. C-44, en sa version modifiée à l'occasion, y compris son règlement d'application;

« **LGN** » des liquides de gaz naturel;

« **notice annuelle** » la notice annuelle de la Fiducie datée du 20 mars 2007 pour l'exercice terminé le 31 décembre 2006 ;

« **part à droit de vote spécial** » la part à droit de vote spécial de la Fiducie, émise par cette dernière et déposée auprès du fiduciaire chargé du vote et de l'échange à laquelle se rattache un nombre de droits de vote (chacun de ces droits de vote correspondant à ceux rattachés à une part de fiducie) correspondant au nombre de parts échangeables en circulation détenues par des porteur inscrits, autres que la Fiducie et les membres de son groupe;

« **parts échangeables** » les parts de société en commandite de catégorie B d'AltaGas LP #1 et, avant leur échange en août 2004, les parts de société en commandite de catégorie B d'AltaGas LP #2;

« **période de distribution** » chaque mois civil, ou toute autre période que peut déterminer à l'occasion le commandité pour le compte du fiduciaire à compter du premier jour du mois en question, inclusivement, jusqu'au dernier jour de ce mois, inclusivement; et

« **porteurs de parts** » les porteurs de parts de fiducie de la Fiducie.

Dans le présent prospectus simplifié, les montants en dollars sont exprimés en dollars canadiens, à moins d'indication contraire.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent prospectus ainsi que les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs. Dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, les expressions « peut », « devrait », « pourrait », « a l'intention de », « prévoit », « projette », « croit », « compte », « estime » et « s'attend à ce que », et d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. En particulier, le présent prospectus et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit : le montant et le moment des distributions à l'égard des parts de fiducie; le traitement aux termes des lois fiscales applicables; les attentes à l'égard de la capacité de maintenir une position concurrentielle; les attentes à l'égard de la capacité de réunir des capitaux; le traitement aux termes des régimes de réglementation gouvernementaux; les prix des marchandises. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes et hypothèses, notamment la conjoncture économique générale au Canada et aux États-Unis; les conditions de l'industrie; la réglementation gouvernementale; la volatilité du prix des marchandises; les fluctuations monétaires; les risques environnementaux; la concurrence; la non-disponibilité de membres du personnel ou de la direction compétents; la capacité d'intégrer les progrès technologiques et de suivre les progrès de la concurrence; la disponibilité des capitaux; les autres facteurs décrits à la rubrique « Facteurs de risque ». De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie varient par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, notamment ceux énoncés ci-dessus. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si l'un ou plusieurs de ces risques ou incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent varier de façon importante par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi tels qu'ils sont prévus ou estimés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne se rapportent qu'à la date du présent prospectus ou à celle indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, à moins que la législation en valeurs mobilières applicable ne l'exige.

DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus et les documents qui y sont intégrés par renvoi, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie »» pour désigner l'encaisse distribuable aux porteurs de parts. La direction de la Fiducie estime que les flux de trésorerie de la Fiducie donnent une bonne indication du rendement de la Fiducie et une indication de l'encaisse qui pourra être distribué aux porteurs de parts. Les « flux de trésorerie de la Fiducie » ne constituent pas une mesure reconnue par les principes comptables généralement reconnus au Canada (les « **PCGR** ») et ceux-ci ne prévoient pas de définition normalisée à leur égard. Ils constituent plutôt des montants calculés conformément aux conditions de la déclaration de fiducie. Par conséquent, les flux de trésorerie de la Fiducie pourraient ne pas être comparables à des mesures semblables présentées par d'autres émetteurs. Les épargnants sont avertis que les flux de trésorerie de la Fiducie ne devraient pas être considérés comme interchangeables avec le bénéfice net, les flux de trésorerie provenant des activités d'exploitation ou d'autres mesures du rendement financier calculés conformément aux PCGR.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi et du dossier d'information auprès du vice-président, chef du contentieux et secrétaire d'AltaGas au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : (403) 691-7575. On peut également obtenir ces documents par Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), à l'adresse www.sedar.com.

Les documents d'information de la Fiducie énumérés ci-après et déposés auprès des diverses commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada sont expressément intégrés au présent prospectus par renvoi et en font partie intégrante étant entendu que ces documents ne sont pas intégrés par renvoi dans la mesure où leur contenu a été modifié ou remplacé par une déclaration contenue dans le présent prospectus ou un autre document ultérieurement déposé qui est également intégré par renvoi au présent prospectus :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2006 et 2005, de même que le rapport des vérificateurs s'y rapportant, et le rapport de gestion pour l'exercice terminé le 31 décembre 2006;

b) la notice annuelle;

c) la circulaire d'information de la direction datée du 1er mars 2007 relative à l'assemblée annuelle des porteurs de parts de la Fiducie qui a eu lieu le 26 avril 2007 (la « **circulaire d'information** »);

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les trimestres terminés les 31 mars 2007 et 2006, et le rapport de gestion pour le trimestre terminé le 31 mars 2007.

Les déclarations de changement important (sauf les déclarations de changement important confidentielles), les états financiers consolidés intermédiaires comparatifs non vérifiés, et le rapport de gestion, les états financiers consolidés comparatifs vérifiés ainsi que le rapport des vérificateurs s'y rapportant, les circulaires de sollicitation de procurations, les notices annuelles ainsi que les suppléments de prospectus indiquant des renseignements supplémentaires ou mis à jour déposés par la Fiducie auprès des commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada après la date du présent prospectus et avant la fin du placement sont réputés être intégrés par renvoi au présent prospectus.

Dès que la Fiducie dépose une nouvelle notice annuelle et les états financiers consolidés annuels vérifiés connexes, ainsi que le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes et, s'il y a lieu, que ces dernières les acceptent pendant la durée du présent prospectus, la notice annuelle antérieure, les états financiers consolidés annuels vérifiés antérieurs et le rapport de gestion s'y rapportant, et tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant, les circulaires d'information et les déclarations de changement important déposés avant le début de l'exercice de la Fiducie au cours duquel la nouvelle notice annuelle a été déposée, sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

Dès que la Fiducie dépose des états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes pendant la durée du présent prospectus, tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant déposés avant les nouveaux états financiers consolidés intermédiaires non vérifiés sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

Toute information énoncée dans le présent prospectus ou dans un document intégré ou réputé intégré aux présentes par renvoi est réputée modifiée ou remplacée, aux fins du présent prospectus, dans la mesure où l'information énoncée aux présentes ou dans tout autre document déposé ultérieurement qui est aussi intégré ou réputé intégré aux présentes par renvoi la modifie ou la remplace. L'information qui modifie ou qui remplace n'a pas à indiquer qu'elle a modifié ou remplacé une information antérieure ni n'a à inclure toute autre information mentionnée dans le document qu'elle modifie ou qu'elle remplace. Toute information ainsi modifiée ou remplacée n'est pas réputée, sauf pour le texte qui la modifie ou la remplace, faire partie intégrante du présent prospectus.

Les ratios mis à jour de la couverture par les bénéfices seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus ou en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent prospectus aux fins du placement des titres d'emprunt.

Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts avec le présent prospectus et sera réputé être intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières applicables à la date de ce supplément et uniquement aux fins du placement des titres offerts auxquels se rapporte ce supplément de prospectus.

ALTAGAS INCOME TRUST

Généralités

La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée aux termes de la déclaration de fiducie. Le bureau principal et siège social de la Fiducie est situé au 1700, 355 - 4th Avenue S.W., Calgary (Alberta) T2P 0J1. La Fiducie a été établie principalement afin d'acquérir des titres ou d'investir dans des titres d'entités exerçant des activités liées à la location ou à l'exploitation d'éléments d'actif ou de biens ou les détenant en propriété, liés à la collecte, au traitement, au transport, à l'extraction, à l'achat, à l'entreposage ou à la vente de pétrole, de gaz naturel, de LGN ou d'autres produits connexes, d'électricité ou d'autres formes d'énergie et à des activités connexes, ainsi qu' à d'autres investissements au gré de la Fiducie.

Les porteurs de parts sont les seuls bénéficiaires de la Fiducie. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie.

Commandité

La Fiducie est administrée par le commandité, qui est également le commandité d'AltaGas LP #1 et d'AltaGas LP #2. Le conseil d'administration du commandité a aussi le pouvoir de gérer les activités et les affaires d'AltaGas, ou de superviser leur gestion, au terme d'une convention unanime des actionnaires.

Activités d'AltaGas

AltaGas est une société fondée sur une infrastructure énergétique et une filiale indirecte de la Fiducie. AltaGas, directement et indirectement :

- collecte, traite, extrait et transporte de façon matérielle le gaz naturel;
- extrait de l'éthane et des LGN du gaz naturel et transporte des condensats ;
- fournit des services d'experts-conseils en énergie et des services de gestion d'approvisionnement énergétique et organise l'approvisionnement en gaz et en électricité des utilisateurs finaux non résidentiels ;
- commercialise le gaz naturel, les LGN et l'énergie électrique et produit de l'énergie par la répartition d'unités de production alimentées au gaz.

La composition des actifs d'AltaGas procure des produits d'exploitation ayant des rentrées de fonds à long terme et une exposition aux cours des marchandises minime ou gérée. AltaGas prévoit faire croître chacun de ses secteurs d'activités et gérer des risques comme les cours des marchandises, l'offre de gaz naturel, le risque de contrepartie et la concentration géographique de manière prudente.

EMPLOI DU PRODUIT

Le produit net qui sera tiré de la vente de titres par la Fiducie correspondra au prix d'offre, déduction faite des frais et ou de la rémunération versée dans le cadre du placement visé de parts de fiducie ou de titres d'emprunt. Sauf indication contraire dans un supplément de prospectus, le produit net tiré de la vente de titres sera affecté aux fins générales de la Fiducie, au remboursement de la dette et au financement des immobilisations. Le montant du produit net qui sera affecté à l'une ou l'autre de ces fins sera indiqué dans un supplément de prospectus. La Fiducie peut occasionnellement émettre des titres (y compris des titres d'emprunt) autrement qu'aux termes du présent prospectus.

NOTATION

Les notes de stabilité visent à donner l'avis d'une agence de notation quant à la stabilité et la durabilité relatives des distributions d'une fiducie de revenu par rapport à d'autres fiducies de revenu canadiennes notées. S&P et DBRS ont respectivement attribué une note de SR-3 et de STA-3 (moyen) à la Fiducie. Les notes de stabilité de S&P vont de la note la plus élevée SR-1 à la plus faible SR-7 et les notes de stabilité de DBRS vont de la plus élevée STA-1 à la plus faible STA-7.

D'après l'échelle de notation de stabilité de S&P, une note de stabilité de SR-3 indique que la Fiducie présente un haut niveau de stabilité des distributions en espèces par rapport à d'autres fiducies de revenu canadiennes notées. Selon l'échelle de notation de stabilité de DBRS, une note de stabilité de STA-3 indique une bonne stabilité et durabilité des distributions par part. DBRS subdivise ses catégories de notation en haut, moyen et bas pour indiquer la position relative des fiducies de revenu dans la catégorie de notation. Les notes de stabilité tiennent compte de sept principaux facteurs d'exploitation et caractéristiques sectorielles, soit la qualité de l'actif, la marge de manœuvre financière, la taille et la position sur le marché, la diversification, la commandite et la croissance. On tient en outre compte de certains éléments structurels ou contractuels qui peuvent éliminer ou atténuer les risques ou autres facteurs potentiellement négatifs. Une note de stabilité n'est pas une recommandation d'acheter, de vendre ou de détenir des titres et peut être révisée ou retirée par S&P ou DBRS à tout moment.

Les notes de solvabilité de l'émetteur visent à donner l'avis d'une agence de notation quant à la capacité financière générale d'un débiteur de payer ses obligations financières. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB- avec perspectives stables à la Fiducie et DBRS a attribué une note de solvabilité de l'émetteur à long terme de BBB (bas) avec perspectives positives à la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P et DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible.

D'après l'échelle de notation de solvabilité de l'émetteur à long terme de S&P, un débiteur noté BBB présente une capacité raisonnable de respecter ses engagements financiers. Une conjoncture économique défavorable ou un revirement de situation sont toutefois davantage susceptibles de réduire la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe (+) ou (-) indiquant la position relative dans la catégorie de notation principale. D'après l'échelle de notation de DBRS, une dette à long terme notée BBB présente une qualité de crédit adéquate. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est relativement vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il existe d'autres conditions défavorables qui réduisent la solidité de l'entité et de ses titres notés. Les modificateurs « haut » ou « bas » servent à indiquer la position relative dans une catégorie de notes donnée. Une note de solvabilité de l'émetteur ne constitue pas une recommandation d'acheter, de vendre ou de détenir des titres puisqu'elle ne porte pas sur leur cours ou leur pertinence pour un épargnant en particulier, et qu'elle peut être révisée ou retirée par S&P à tout moment.

COUVERTURE PAR LES BÉNÉFICES

Les ratios de couverture par les bénéfices suivants ont été calculés sur une base consolidée et se fondent sur de l'information financière vérifiée, dans le cas de la période de 12 mois terminée le 31 décembre 2006, et non vérifiée, dans le cas de la période de 12 mois terminée le 31 mars 2007, selon les principes comptables généralement reconnus au Canada. La couverture par les bénéfices à court terme s'établissait à 9,53 fois pour la période de 12 mois terminée le 31 décembre 2006 et à 9,24 fois pour la période de 12 mois terminée le 31 mars 2007. Ces ratios ne tiennent pas compte de l'émission de titres d'emprunt aux termes du présent prospectus. Si des titres d'emprunt assortis d'une durée à l'échéance supérieure à un an sont offerts aux termes du présent prospectus et d'un supplément de prospectus, le supplément de prospectus présentera des ratios de couverture par les bénéfices tenant compte de l'émission de ces titres.

DESCRIPTION DES PARTS DE FIDUCIE

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne à son porteur le droit d'exprimer une voix à chaque assemblée des porteurs de parts ou à l'égard des résolutions écrites des porteurs de parts et représente une participation effective indivise et égale dans les distributions de la Fiducie (distributions de revenus, de gains en capital réalisés nets ou d'autres montants) et dans les actifs nets de la Fiducie en cas de dissolution ou de liquidation de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel entre elles, sans discrimination, préférence ou priorité, quelles que soient leur date réelle ou leurs conditions réelles d'émission. Chaque part de fiducie est cessible, n'est assujettie à aucun droit de conversion ou de préemption et donne à son porteur le droit d'exiger de la Fiducie qu'elle rachète la totalité ou une partie des parts de fiducie qu'il détient.

Émission de parts de fiducie

La déclaration de fiducie prévoit que les parts de fiducie, notamment les titres échangeables, les droits, les bons de souscription, les options ou les autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments établis par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout genre de titres d'emprunt ou de titres d'emprunt convertibles de la Fiducie aux conditions, aux personnes et pour la contrepartie établies par le fiduciaire.

Parts à droit de vote spécial

La déclaration de fiducie permet la création de parts à droit de vote spécial qui autoriseront la Fiducie à accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement en vue d'autoriser les porteurs de titres échangeables émis par AltaGas LP #1 et AltaGas LP #2 à voter aux assemblées des porteurs de parts. La part à droit de vote spécial créée et émise en vertu de l'arrangement a été émise au fiduciaire chargé du vote et de l'échange. Le porteur d'une part à droit de vote spécial, notamment le fiduciaire chargé du vote et de l'échange à l'égard de la part à droit de vote spécial, n'a le droit à aucune participation dans les distributions ou dans l'actif net de la Fiducie et n'a le droit d'exercer aux assemblées des porteurs de parts que le nombre de votes correspondant au nombre de parts de fiducie contre lesquelles les titres échangeables afférents à cette part à droit de vote spécial sont échangeables ou en lesquelles ces titres sont convertibles.

Selon les conditions du contrat de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange au profit de chaque personne qui a reçu des parts échangeables aux termes de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts selon les directives des porteurs de parts échangeables. Toutefois, si les porteurs de parts échangeables ne donnent aucune directive à cet égard, les droits de vote rattachés à ces parts dans la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et restrictions que peut établir le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit qu'à l'échange des parts échangeables contre des parts de fiducie, le droit de vote rattaché à la part à droit de vote spécial sera éliminé à l'égard de ces parts échangeables.

Distributions

Aux termes de la déclaration de fiducie, la Fiducie doit verser des distributions en espèces chaque mois civil (ou toute autre période établie par le fiduciaire) aux porteurs de parts. Ces distributions correspondront à la totalité ou à une partie des flux de trésorerie de la Fiducie. Les sommes en espèces que reçoit la Fiducie de ses filiales seront gérées par le commandité compte tenu du revenu net consolidé de la Fiducie, des exigences consolidées de croissance et de maintien du capital de la Fiducie, des exigences consolidées de remboursement de la dette de la Fiducie et d'autres facteurs. Le commandité compte maximiser les sommes en espèces que reçoit la Fiducie de ses filiales en tenant compte de ces divers facteurs.

Les distributions à l'égard d'un mois donné seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence prévue en matière de distributions. La distribution pour un mois donné sera versée à la date de versement de la distribution prévue. En outre, la déclaration de fiducie prévoit que, si nécessaire, le 31 décembre de chaque exercice, la Fiducie distribuera un montant

supplémentaire de façon à ce qu'elle ne soit pas tenue de payer l'impôt sur le revenu ordinaire pour cet exercice.

Pour obtenir de plus amples renseignements sur les parts de fiducie, notamment des renseignements sur les restrictions visant les porteurs de parts non résidents, le droit de rachat afférent aux parts de fiducie, les assemblées des porteurs de parts et les modifications de la déclaration de Fiducie, voir « Déclaration de fiducie et description des parts » aux pages 51 à 57, inclusivement, de la notice annuelle.

DESCRIPTION DES TITRES D'EMPRUNT

Les titres d'emprunt seront émis aux termes de la convention de fiducie. Le texte qui suit décrit certaines modalités et dispositions générales des titres d'emprunt à l'égard desquels un supplément de prospectus sera déposé. Les modalités et dispositions propres aux titres d'emprunt offerts par un supplément de prospectus, et la mesure selon laquelle les modalités et dispositions générales décrites ci-après peuvent s'y appliquer, seront décrites dans un supplément de prospectus déposé à l'égard de ces titres d'emprunt.

Les descriptions sommaires suivantes de certaines dispositions de la convention de fiducie et des titres d'emprunt ne se veulent pas exhaustives et ces descriptions sommaires sont données sous réserve des dispositions détaillées de la convention de fiducie auxquelles il y a lieu de se reporter, notamment les définitions de certains termes qui y sont utilisés, ainsi que pour de plus amples renseignements concernant les titres d'emprunt. Un exemplaire de la convention de fiducie peut être consulté aux bureaux de la Fiducie à Calgary (Alberta) pendant les heures normales de bureau au cours de la période de placement des titres d'emprunt.

Généralités

La convention de fiducie prévoit que le capital global des titres d'emprunt autorisé est illimité et que les titres d'emprunt peuvent être occasionnellement émis en une ou plusieurs séries. Les titres d'emprunt ne seront pas garantis et constitueront des obligations non subordonnées de la Fiducie.

Certaines modalités propres à chaque émission de titres d'emprunt, de même que les modifications ou ajouts aux modalités générales des titres d'emprunt décrites aux présentes pouvant s'appliquer à une émission de titres d'emprunt en particulier, seront décrites dans le supplément de prospectus relatif au placement de ces titres d'emprunt.

Il y a lieu de se reporter au supplément de prospectus pour les modalités applicables suivantes des titres d'emprunt qui y sont offerts et pour de plus amples renseignements s'y rapportant :

a) la désignation, le capital global, les coupures autorisées et les dates d'échéance propres aux titres d'emprunt;

b) le taux ou les taux d'intérêt, soit un taux fixe, soit un taux variable, et les montants payables à l'égard du capital des titres d'emprunt et la prime, le cas échéant, sur les titres d'emprunt;

c) les clauses restrictives relatives au paiement du capital et de l'intérêt des titres d'emprunt et d'autres clauses restrictives applicables à ces titres d'emprunt qui lieront la Fiducie;

d) la date ou les dates auxquelles l'intérêt court, les dates auxquelles l'intérêt est payable et les dates de référence pour l'intérêt payable à toute date de paiement de l'intérêt;

e) l'endroit ou les endroits où le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ceux-ci, seront payables;

f) la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres d'emprunt peuvent être rachetés, en totalité ou en partie, au gré de la Fiducie;

g) l'obligation, le cas échéant, de la Fiducie de racheter, d'acheter ou de rembourser les titres d'emprunt aux termes de dispositions, notamment relatives à un rachat obligatoire ou à un fonds d'amortissement, ou au gré de leurs porteurs; et la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres de créance sont rachetés ou achetés, en totalité ou en partie, aux termes de cette obligation ou au gré de leurs porteurs;

h) les dispositions relatives à la conversion des titres d'emprunt en parts de fiducie ou en d'autres titres de la Fiducie ou de ses filiales;

i) la devise ou les devises (soit le dollar canadien, soit une autre devise) en lesquelles les titres d'emprunt seront libellés et le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ces titres d'emprunt seront payables;

j) l'application, le cas échéant, des dispositions d'extinction des titres d'emprunt;

k) la possibilité, le cas échéant, d'acquérir des titres de la Fiducie ou d'un autre émetteur par voie de conversion ou d'échange des titres d'emprunt.

Les titres d'emprunt peuvent être émis en tant que titres d'emprunt à escompte d'émission initiale (ne portant pas intérêt ou portant intérêt à un taux inférieur aux taux du marché au moment de l'émission) à des prix inférieurs à leur capital déclaré.

Rang

Les titres d'emprunt constitueront des obligations directes, non garanties de la Fiducie et, sous réserve de certaines exceptions énoncées dans la convention de fiducie, auront égalité de rang avec toutes les autres dettes non subordonnées et non garanties actuelles et futures de la Fiducie.

Forme des titres d'emprunt

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis uniquement sous forme de billets globaux entièrement nominatifs (les « **billets globaux** ») devant être détenus par Services de dépôt et de compensation CDS Inc. (« **CDS** »), ou pour son compte, en tant que dépositaire pour ses adhérents (au sens donné ci-dessous) et seront immatriculés au nom de CDS ou de son prête-nom. Les titres représentés par des billets globaux ne seront pas émis sous forme définitive à moins i) que la Fiducie, à son gré, ne choisisse de préparer et de livrer les billets définitifs (les « **billets définitifs** »), ii) que CDS n'avise la Fiducie qu'elle ne veut pas ou ne peut pas continuer d'être dépositaire à l'égard d'un billet global, iii) que CDS ne cesse d'être admissible en qualité de dépositaire et que la Fiducie ne puisse trouver un successeur compétent, ou iv) que les porteurs d'au moins 25 % des titres d'emprunt, après la survenance d'un cas de défaut qui se poursuit aux termes de la convention de fiducie, ne demandent que les titres d'emprunt soient émis en tant que billets définitifs.

Les participations véritables dans les billets globaux, constituant la propriété des titres d'emprunt, seront représentées par des comptes d'inscription en compte d'institutions agissant pour le compte des propriétaires de titres d'emprunt, en tant qu'adhérents directs et indirects (les « **adhérents** ») de CDS. Chaque acheteur d'un titre d'emprunt représenté par un billet global recevra un avis d'exécution de l'achat du courtier auprès duquel le titre d'emprunt a été acheté conformément aux pratiques et procédures de ce courtier. Ces pratiques peuvent varier d'un courtier à l'autre mais, généralement, les avis d'exécution sont émis sans délai après l'exécution de l'ordre d'un client. CDS sera responsable d'établir et de maintenir les comptes d'inscription en compte pour ses adhérents ayant des participations dans les billets globaux.

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis en coupures de 5 000 $ et en multiples de 1 000 $ au-dessus de ce montant.

Transfert des titres d'emprunt

Les transferts de propriété des titres d'emprunt représentés par des billets globaux se feront par l'intermédiaire de registres tenus par CDS ou son prête-nom pour ces billets globaux (relativement aux participations des adhérents) et dans les registres des adhérents (relativement aux participations d'autres personnes que les adhérents). À moins que les titres d'emprunt ne soient émis en tant que billets définitifs, les porteurs de titres d'emprunt qui ne sont pas adhérents au service d'inscription en compte de CDS, mais qui désirent acheter, vendre ou autrement transférer la propriété des titres d'emprunt, ne peuvent le faire que par l'intermédiaire des adhérents au service d'inscription en compte de CDS.

La capacité d'un propriétaire d'un titre d'emprunt représenté par un billet global de donner en gage ou de prendre d'autres mesures relativement à son titre d'emprunt (autrement que par l'intermédiaire d'un adhérent) peut être limitée du fait qu'il n'existe aucun certificat immatriculé à son nom.

Paiement du capital, de la prime et des intérêts

Les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur chaque billet global seront versés à CDS ou à son prête-nom, selon le cas, en tant que porteur inscrit du billet global. Tant que CDS ou son prête-nom est le porteur inscrit d'un billet global, CDS ou son prête-nom, selon le cas, sera considérée l'unique propriétaire du billet global aux fins de recevoir les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur ce billet global et à toutes les autres fins aux termes de ce billet global. La date de référence pour le paiement de l'intérêt sera le dixième jour ouvrable avant la date de paiement d'intérêt applicable.

La Fiducie croit savoir que CDS ou son prête-nom, sur réception de tout paiement d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, à l'égard d'un billet global, créditera les comptes des adhérents, à la date du paiement de l'intérêt, s'il en est, ou du capital et de la prime, s'il en est, des sommes proportionnelles à leur participation respective dans le capital de ce billet global comme en font foi les registres de CDS ou de son prête-nom. La Fiducie croit savoir en outre que les paiements d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, par les adhérents aux propriétaires véritables de ce billet global détenu par l'intermédiaire de ces adhérents seront régis par des directives permanentes et des pratiques usuelles, comme c'est le cas pour des titres détenus au porteur pour le compte de clients ou immatriculés au nom d'une maison de courtage, et seront la responsabilité de ces adhérents. La responsabilité et l'obligation de la Fiducie à l'égard des paiements sur les billets globaux se limitent uniquement et exclusivement, lorsque les titres d'emprunt sont représentés par un billet global, au paiement des intérêts, s'il en est, et du capital et de la prime, s'il en est, exigibles sur ce billet global à CDS ou à son prête-nom. La Fiducie n'aura aucune responsabilité ou obligation à l'égard de tout aspect des registres relativement aux

participations véritables dans le billet global ou pour la tenue, la supervision ou l'examen des registres relativement à ces participations véritables.

Si la date d'exigibilité du paiement d'intérêt, s'il en est, ou du capital ou de la prime, s'il en est, sur tout titre d'emprunt n'est pas un jour ouvrable au lieu du paiement, ce paiement sera effectué le prochain jour ouvrable, et le porteur d'un tel titre d'emprunt n'aura pas droit à d'autres intérêts ni à d'autres paiements à l'égard de ce retard.

Modification

La convention de fiducie prévoit que la Fiducie et le fiduciaire des billets peuvent faire des conventions complémentaires comportant des modifications et changements à celle-ci aux fins : a) d'ajouter ou de modifier des clauses restrictives de la Fiducie afin de protéger les porteurs de titres d'emprunt ou à leur profit, ou afin de prévoir d'autres cas de défaut; b) d'ajouter des dispositions compatibles avec la convention de fiducie à l'égard de questions en découlant, notamment apporter à la forme des titres d'emprunt des modifications qui n'en modifient pas le fond; étant entendu que, de l'avis du fiduciaire des billets, ces dispositions et modifications ne portent pas atteinte aux intérêts des porteurs de titres d'emprunt; c) d'attester la succession; d) d'établir les modalités et conditions rattachées à une émission de titres d'emprunt; e) de donner effet à une résolution spéciale (au sens donné ci-après) des porteurs de titres d'emprunt; f) d'apporter des modifications à la convention de fiducie afin de respecter la législation applicable; et g) à toutes autres fins compatibles avec la convention de fiducie.

La convention de fiducie prévoit également que les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier ont le pouvoir de modifier les droits des porteurs de titres d'emprunt ou des porteurs de titres d'emprunt d'une série en particulier, selon le cas, aux termes de la convention de fiducie. À cette fin, entre autres, la convention de fiducie renferme des dispositions visant à rendre exécutoires pour les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier les résolutions adoptées par les porteurs d'au moins 66 ⅔ % du capital global des titres d'emprunt ou des titres d'emprunt d'une série en particulier qui sont présents en personne ou représentés par procuration à une assemblée ou à une assemblée de série, selon le cas, ou les actes écrits signés par les porteurs d'au moins 66 ⅔ % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant droit de vote (une « **résolution spéciale** »). Le quorum pour les assemblées des porteurs de titres d'emprunt ou les assemblées de série des porteurs de titres d'emprunt d'une série en particulier auxquelles une résolution spéciale sera examinée est constitué des porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant alors droit de vote. Dans certaines circonstances, si les porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier ne sont pas représentés à l'assemblée ou à l'assemblée de série, l'assemblée ou l'assemblée de série est alors ajournée et, si elle est dûment convoquée à nouveau conformément aux modalités de la convention de fiducie, alors les porteurs représentés à la reprise de l'assemblée ou de l'assemblée de série constituent le quorum adéquat pour étudier, voter et adopter une résolution spéciale.

MODE DE PLACEMENT

La Fiducie peut offrir et vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes, ou par leur intermédiaire, et également vendre les titres directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Le placement des titres peut être effectué à l'occasion en une ou plusieurs opérations à prix fixe ou à prix variable. S'ils sont offerts à prix variable, les titres peuvent être offerts aux cours en vigueur au moment de la vente, à des prix liés à ces cours en vigueur ou à des prix

négociés avec les souscripteurs au moment de la vente, lesquels prix peuvent varier d'un souscripteur à l'autre et pendant la durée du placement.

Le supplément de prospectus relatif à chaque placement de titres donnera l'identité de chacun des preneurs fermes, des courtiers ou des placeurs pour compte, selon le cas, et énoncera également les modalités du placement, notamment le type de titres offerts, le prix d'offre (ou le mode de calcul du prix d'offre dans le cas d'un placement à prix variable), le produit revenant à la Fiducie et la rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte.

Dans le cas d'une vente par l'intermédiaire de preneurs fermes, les preneurs fermes souscriront les titres pour leur propre compte et pourront les revendre occasionnellement en une ou plusieurs opérations, notamment des opérations négociées, à un prix d'offre fixe ou à des prix variables fixés au moment de la vente, aux cours en vigueur au moment de la vente ou à des prix liés à ces cours en vigueur. Les obligations des preneurs fermes de souscrire ces titres seront subordonnées à certaines conditions suspensives, et les preneurs fermes seront tenus de souscrire la totalité des titres offerts par le supplément de prospectus s'ils souscrivent l'un d'eux.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des titres à un niveau supérieur au cours qui serait formé sur un marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Les preneurs fermes, courtiers ou placeurs pour compte à qui ou par l'intermédiaire de qui les titres sont vendus par la Fiducie en vue de leur placement et de leur vente au public peuvent tenir un marché pour la négociation des titres à tout moment sans avis. Aucune garantie ne peut être donnée quant au développement d'un marché pour la négociation des titres ni quant à la liquidité d'un tel marché.

FACTEURS DE RISQUE

Un placement dans les titres comporte différents risques, notamment les risques inhérents au secteur d'activité dans lequel la Fiducie fait affaire. Avant de décider d'investir ou non dans des titres, les épargnants devraient examiner attentivement les risques intégrés par renvoi dans le présent prospectus (y compris les documents qui y sont ultérieurement intégrés par renvoi) et ceux décrits dans un supplément de prospectus propre à un placement de titres.

Les documents d'information que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières qui sont intégrés par renvoi au présent prospectus renferment des exposés sur certains facteurs de risque inhérents à l'activité de la Fiducie. Voir plus particulièrement la rubrique « Facteurs de risque » dans la notice annuelle et les « Risques associés à l'activité » dans la description de chacun des secteurs d'activité de la Fiducie dans le rapport de gestion. Avant d'investir, les souscripteurs éventuels de titres devraient examiner attentivement les renseignements inclus ou intégrés par renvoi dans le présent prospectus.

QUESTIONS D'ORDRE JURIDIQUE

Sauf indication contraire dans un supplément de prospectus, certaines questions d'ordre juridique concernant les titres offerts au moyen d'un supplément de prospectus seront examinées, pour le compte de la Fiducie, par Stikeman Elliott S.E.N.C.R.L., s.r.l. Si des preneurs fermes, des courtiers ou des placeurs pour compte désignés dans un supplément de prospectus retiennent les services de leurs propres conseillers juridiques pour examiner les questions d'ordre juridique concernant les titres, l'identité des conseillers juridiques sera indiquée dans le supplément de prospectus.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, Calgary (Alberta).

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est Société de fiducie Computershare du Canada, à ses principaux bureaux situés à Toronto et à Calgary.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du ● juillet 2007 relatif à l'admissibilité aux fins de placement d'un capital total de 500 000 000 $ de parts de fiducie et de titres d'emprunt de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus simplifié susmentionné notre rapport aux porteurs de parts de la Fiducie sur les bilans consolidés de la Fiducie aux 31 décembre 2006 et 2005 et les états consolidés des résultats et des bénéfices non répartis ainsi que des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 23 février 2007.

Calgary (Alberta)
Le ● juillet 2007

(signé) ●
Comptables agréés

SEC File # 82-34911

ATTESTATION DE LA FIDUCIE

Le 17 juillet 2007

Le présent prospectus simplifié et les documents qui y sont intégrés par renvoi constitueront, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du présent prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres, conformément à la législation en valeurs mobilières de chacune des provinces du Canada et ne contiendra aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

ALTAGAS INCOME TRUST
par : ALTAGAS GENERAL
PARTNER INC., délégué du
fiduciaire d'AltaGas Income Trust

(signé) *David W. Cornhill*
Chef de la direction

(signé) *Richard M. Alexander*
Chef des finances

Au nom du conseil d'administration
d'ALTAGAS GENERAL
PARTNER INC.

(signé) *Myron F. Kanik*
Administrateur

(signé) *Robert B. Hodgins*
Administrateur

SEC File # 82-34911

ALTAGAS INCOME TRUST

BY SEDAR July 17, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust (the "Trust")
Preliminary Short Form Prospectus - Qualification Certificate

In connection with the filing of a preliminary short form prospectus of the Trust dated July 17, 2007 and in accordance with Section 10.2(a)(2) of National Instrument 44-101 - *Short Form Prospectus Distributions*, the undersigned hereby confirms on behalf of the Trust that all of the criteria on which the Trust is relying in order to be qualified to file a prospectus in the form of a short form prospectus have been satisfied. In that regard, the Trust is specifically relying as a successor issuer to AltaGas Services Inc. (pursuant to Section 2.10) on Section 2.8 of National Instrument 44-101.

ALTAGAS INCOME TRUST by
ALTAGAS GENERAL PARTNER INC.

Per: *"Richard M. Alexander"*
Richard M. Alexander
Chief Financial Officer

AltaGas

NEWS RELEASE

ALTAGAS REPORTS STRONG OPERATING RESULTS FOR SECOND QUARTER 2007 AND INCREASES DISTRIBUTION

Calgary, Alberta (August 8, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $13.1 million ($0.23 per unit) for the three months ended June 30, 2007 compared to $29.9 million ($0.54 per unit) for the same quarter in 2006. Excluding the non-cash charge related to the tax on income trusts recorded this quarter of $14.5 million and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income in second quarter 2007 was $27.6 million ($0.48 per unit), up from $23.3 million ($0.42 per unit) for the same period of 2006.

Net income for the six months ended June 30, 2007 was $37.6 million ($0.66 per unit) compared to $58.5 million ($1.06 per unit) for the same period in 2006. Excluding the non-cash charge related to the tax on income trusts recorded this quarter of $14.5 million and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income for the six months ended June 30, 2007 was $52.1 million ($0.92 per unit) compared to $51.9 million ($0.94 per unit) in the same period in 2006.

AltaGas also announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.175 per unit ($2.10 per unit annualized) from $0.17 per unit ($2.04 per unit annualized) payable on September 17, 2007 to unitholders of record on August 27, 2007. This is AltaGas' fourth distribution increase since converting to a trust in May 2004. AltaGas' total distributions declared in the second quarter of 2007 were $0.51 per unit.

In addition, a special distribution of one AltaGas Utility Group Inc. (Utility Group) common share for every 100 trust units and exchangeable units of AltaGas held on August 27, 2007 will be made on September 17, 2007. As part of the distribution plan, any Trust unitholder allocated fewer than 50 common shares of Utility Group will receive cash. The cash received by Trust unitholders will be based on the proceeds received by Computershare Trust Company of Canada on sale of the Utility Group shares.

"We are extremely pleased with our operating results this quarter and are on track for another year of solid earnings growth. Our underlying businesses are strong and despite the non-cash charge related to the new tax on income trusts we continue to deliver solid unitholder value," said David Cornhill, Chairman, President and CEO of the Trust. He added, "Our results reflect the success of our business strategy. We continue to see weak gas prices which have impacted throughput in our Field Gathering and Processing segment, but we have been able to mitigate its effect through our contracting strategy. Our commodity diversification strategy has also worked well. While gas markets have weakened, the Alberta power market and frac spreads have remained strong, resulting in robust performance in our Power Generation and Extraction and Transmission segments."

"We also continue to work on growing our gas and power infrastructure to create unitholder value in the long term. I am pleased to announce that we have crossed a milestone in AltaGas' history. Yesterday we announced our 50 percent interest in the Sarnia Airport Pool Storage Project. This is our first energy infrastructure investment in Ontario and allows us to leverage the strong natural gas market knowledge we have in the east. In addition, on July 17, 2007 we submitted three non-binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal. We recently established a major projects group responsible for ensuring successful completion of our growth initiatives on time and on budget. This group is currently working on the Bear Mountain wind project, the Noel pipeline and sour gas processing plant, the Acme sweet gas facility and the southern Alberta gas-fired peaking plants."

"As of July 31, 2007 AltaGas assumed a leadership role on the Bear Mountain wind project in British Columbia. We are focused on moving the project forward, are finalizing wind turbine purchase and service agreements with Enercon, a leading turbine manufacturer in Germany, and expect to begin construction this fall. Once all major contracts are in

place, we will focus on meeting with potential third-party investors. AltaGas plans to maintain a major ownership presence in the wind park."

"While we reported strong operating results this quarter, we were required to record the non-cash charge for the new tax on income trusts that will become effective in 2011. We will continue to review and consider our alternatives for the most efficient organizational structure for AltaGas subject to the passage of the legislation and the provision of further guidance by the federal government. Our decision will be the one that we believe best protects our unitholders."

Excluding the tax on Specified Investment Flow-Through (SIFT) entities reported this quarter and the non-cash tax benefit recorded in second quarter 2006, net income in second quarter 2007 was higher than in the same quarter last year. Net income increased primarily due to a one-time gain resulting from the sale of oil and gas production assets, one new facility, higher rates and routine equalization adjustments in the Field Gathering and Processing (FG&P) segment and higher hedge prices on power sales. These increases were partially offset by lower throughput in FG&P, higher operating and administrative costs and lower fractionation spreads and lower power pool prices.

Excluding the SIFT tax reported this quarter and the non-cash tax benefit recorded in second quarter 2006, net income for the six months ended June 30, 2007 was higher than in the same period last year. Net income increased as a result of a one-time gain resulting from the sale of oil and gas production assets, higher rates and volumes from new and expanded FG&P facilities, higher prices received on power sales, and lower interest expense due to a reduced debt balance. These increases were partially offset by the expiration of the Genesee power contract, lower throughput in the FG&P segment, lower fractionation spreads and higher operating and administrative costs.

FINANCIAL HIGHLIGHTS[(1)]

- Earnings before interest, taxes, depreciation and amortization were $43.1 million ($0.75 per unit) this quarter compared to $37.4 million ($0.68 per unit) in the same quarter in 2006. Earnings before interest, taxes, depreciation and amortization for the first half of 2007 were $84.3 million ($1.48 per unit), up from $83.4 million ($1.52 per unit) in the first half of 2006.
- Cash from operations was $46.6 million ($0.81 per unit) for second quarter 2007 compared to $43.8 million ($0.79 per unit) for the same period in 2006. Cash from operations for the first half of 2007 was $92.7 million ($1.63 per unit), up from $69.5 million ($1.26 per unit) in the first half of 2006.
- Funds from operations were $39.2 million ($0.69 per unit) for second quarter 2007, compared to $35.7 million ($0.65 per unit) for the same period in 2006. Funds from operations for the first half of 2007 were $77.4 million ($1.36 per unit), up from $76.7 million ($1.39 per unit) in the first half of 2006.
- Total debt was $229.7 million, compared to $265.5 million at December 31, 2006. The Trust's debt-to-total capitalization ratio was 30.0 percent, versus 33.4 percent at the end of 2006.

(1) *Includes non-GAAP financial measures. Please see discussion in the Non-GAAP Financial Measures section of the Trust's second quarter Management's Discussion and Analysis.*

IN THE SECOND QUARTER:

- AltaGas announced an investment of approximately $90 million for the construction of a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to a 90 Mmcf/d sour gas expansion of its Pouce Coupe gas processing facility in northwest Alberta by mid-2008. The project is subject to provincial and federal regulatory approvals.
- AltaGas announced the acquisition of 14.4 megawatts of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent. The new peaking generation will be installed at current FG&P locations in southern Alberta at an estimated cost of $10 million.
- AltaGas announced that it will construct a new 10 Mmcf/d gas processing facility and associated gathering and sales lines near Acme, Alberta. Subsequent to the announcement, the scope of the project was expanded. The facility will process coal bed methane and construction of both facility and pipelines is now expected to cost approximately $13

million and be in service in fourth quarter 2007.

- AltaGas announced that effective June 1, 2007 it had sold the Cedar Energy Partnership to a private energy company for approximately $12 million. Cedar Energy Partnership held approximately 85 percent of the Trust's non-core oil and gas production assets. The Trust recorded a one-time after-tax gain of $2.1 million on the sale of the partnership.
- As a result of the new legislation related to the taxation of trusts and compliance with Canadian accounting guidelines, AltaGas recorded $14.5 million as a future non-cash tax expense in second quarter 2007.

SUBSEQUENT TO THE SECOND QUARTER:

- AltaGas, through its partnership in GreenWing Energy Development Limited Partnership, submitted three non-binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal on July 17, 2007. Responses to the bids are expected in September 2007.
- AltaGas expects to file a final short-form base shelf prospectus to facilitate the issuance of trust units or unsecured debt securities on August 8, 2007. This shelf has a 25-month life and permits the Trust to issue up to an aggregate of $500 million of securities.
- AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. No gain or loss is expected to result from the sale, which is effective July 1, 2007 and is subject to normal regulatory approvals.
- The Trust suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.
- AltaGas signed an agreement to purchase a 50 percent interest in the Sarnia Airport Pool Storage Project. Once developed, the Sarnia Airport Pool Storage Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is in the early development stage and is subject to various regulatory and environmental approvals. The project is targeted to be in full operation by mid-2009.
- Bear Mountain Wind Limited Partnership (BMWLP), a partnership in which AltaGas owned 50 percent, signed agreements with AltaGas, Aeolis Wind Power Corporation (Aeolis) and Peace Energy A Renewable Energy Cooperative (Peace) to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. These loan repayments, along with similar amounts loaned by AltaGas, now form additional investments by AltaGas in BMWLP. As a result, AltaGas now owns 100 percent of BMWLP.

AltaGas will hold a teleconference today at 2:00 p.m. MDT (4:00 p.m. EDT) to discuss the second quarter 2007 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial (416) 641-6131 or call toll free at 1-866-226-1792. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/080807/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5800 or 1-800-408-3053. The passcode for this replay is 3228628. The replay will expire at midnight (EDT) on August 15, 2007. The webcast will be archived for one year.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein reports on a continuity-of-interests accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 8, 2007 is a review of the results of operations and the liquidity and capital resources of the Trust for the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three and six months ended June 30, 2007 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2006.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

Consolidated Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**341.8**	299.6	**769.8**	677.4
Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
Net revenue[1]	**80.1**	72.8	**159.4**	151.9
EBITDA[1]	**43.1**	37.4	**84.3**	83.4
EBITDA before unrealized gains (losses) on risk management[1]	**42.7**	37.4	**83.8**	83.4
Operating Income[1]	**31.2**	26.0	**60.3**	60.9
Operating Income before unrealized gains (losses) on risk management[1]	**30.8**	26.0	**59.8**	60.9
Net income	**13.1**	29.9	**37.6**	58.5
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**13.1**	29.9	**38.1**	58.5
Net income before SIFT tax	**27.6**	29.9	**52.1**	58.5
Total assets	**1,179.6**	1,000.6	**1,179.6**	1,000.6
Total long-term liabilities	**377.9**	341.9	**377.9**	341.9
Net additions (reductions) to capital assets	**(19.2)**	13.4	**(14.0)**	30.4
Distributions declared[2]	**29.2**	27.4	**58.2**	54.0
Cash flows				
Cash from operations	**46.6**	43.8	**92.7**	69.5
Funds from operations[1]	**39.2**	35.7	**77.4**	76.7
Distributable cash[1]	**37.1**	34.1	**74.1**	73.5

	Three Months Ended June 30		Six Months Ended June 30	
($ per unit)	**2007**	2006	**2007**	2006
EBITDA[1]	**0.75**	0.68	**1.48**	1.52
EBITDA before unrealized gains (losses) on risk management[1]	**0.75**	0.68	**1.47**	1.52
Net income	**0.23**	0.54	**0.66**	1.06
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**0.23**	0.54	**0.67**	1.06
Net income before SIFT tax	**0.48**	0.54	**0.92**	1.06
Distributions declared[2]	**0.51**	0.495	**1.02**	0.98
Cash flows				
Cash from operations[1]	**0.81**	0.79	**1.63**	1.26
Funds from operations[1]	**0.69**	0.65	**1.36**	1.39
Distributable cash[1]	**0.65**	0.62	**1.30**	1.34
Units outstanding - basic (millions)				
During the period[3]	**57.2**	55.2	**56.9**	55.0
End of period	**57.5**	55.4	**57.5**	55.4

(1) *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.17 per unit per month commencing in August 2006. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. In January 2006 distributions of $0.16 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended June 30

Net income for the three months ended June 30, 2007 was $13.1 million ($0.23 per unit) compared to $29.9 million ($0.54 per unit) for the same period in 2006. Excluding the non-cash Specified Investment Flow-Through (SIFT) tax of $14.5 million recorded this quarter and the $6.6 million non-cash tax benefit recorded in second quarter 2006, net income was $27.6 million ($0.48 per unit) compared to $23.3 million ($0.42 per unit) for the same period in 2006. Net income excluding the impact of the non-cash taxes was higher this quarter than the same quarter last year as a result of a one-time after-tax gain of $2.1 million from the sale of oil and natural gas production assets, the new Clear Hills facility, higher rates and higher routine positive equalization adjustments in the FG&P segment, higher hedge prices for power sales, the expansion of the Cold Lake transmission system and increased ownership at one of the Empress extraction facilities. The increases were partially offset by lower throughput resulting from natural declines and lower producer activity in the FG&P segment, lower frac spreads, lower revenue from unhedged power sales and lower contributions from the energy management business. Excluding the non-cash tax items in second quarter 2007 and 2006 as well as the one-time after-tax gain reported on disposition of the oil and natural gas production assets, net income increased quarter-over-quarter by 9 percent.

On a consolidated basis, net revenue for second quarter 2007 was $80.1 million compared to $72.8 million in the same quarter last year. Net revenue increased for second quarter 2007 due to the one-time gain on the sale of oil and gas productions assets, the new Clear Hills FG&P facility, higher operating cost recoveries, higher rates and higher routine positive equalization adjustments in the FG&P segment, higher hedged power prices, the expansion of the Cold Lake transmission system and increased ownership at one of the Empress extraction facilities. The increases were partially offset by lower throughput in FG&P, lower frac spreads, lower revenue from unhedged power sales and lower revenues from the Energy Services segment as a result of non-recurring earnings realized in 2006.

In the Extraction and Transmission, Power Generation and Energy Services segments, net revenue, which is defined in the Non-GAAP Financial Measures section of this MD&A, better reflects performance than does revenue as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expense for second quarter 2007 was $37.0 million compared to $35.5 million in the same quarter last year. The increase was due to additional costs related to a new FG&P facility, higher costs as a result of increased ownership at one of the extraction facilities and higher compensation costs, partially offset by lower professional and consulting fees.

Amortization expense for second quarter 2007 was $11.9 million compared to $11.4 million in the same quarter last year. The increase was primarily attributable to new and expanded facilities in the field gathering and processing business, partially offset by lower amortization as a result of the disposition of oil and gas production assets.

Interest expense for second quarter 2007 was $3.0 million compared to $3.4 million in the same quarter last year. The decrease was due to a lower average debt balance of $240.0 million (second quarter 2006 - $278.3 million) as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in second quarter 2007 was 5.3 percent compared to 4.9 percent in second quarter 2006.

Income tax expense for second quarter 2007 was $15.1 million compared to an income tax recovery of $7.3 million in the same period in 2006. The increase was due to the non-cash charge of $14.5 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of tax legislation substantively enacted on June 12, 2007, the $6.6 million non-cash tax benefit recorded in second quarter 2006 as a result of Alberta and federal income tax rate reductions and to higher operating income, partially offset by a future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Six Months Ended June 30

Net income for the six months ended June 30, 2007 was $37.6 million ($0.66 per unit) compared to $58.5 million ($1.06 per unit) in the same period last year. Excluding the non-cash SIFT tax of $14.5 million recorded this quarter and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income was $52.1 million ($0.92 per unit) compared to $51.9 million ($0.94 per unit) for the same period in 2006. Net income increased as a result of the one-time gain from the sale of oil and natural gas production assets, new and expanded facilities, higher rates and higher routine positive equalization adjustments in the FG&P segment, higher prices received on power sales, higher power peaking plant revenues, higher ethane and natural gas liquids (NGL) volumes and lower interest expense. The increases in net income were partially offset by the expiration of the Genesee power contract on March 31, 2006 which contributed $4.1 million to net income in first quarter 2006, continued lower throughput in the FG&P segment, lower frac spreads and higher operating and administrative expenses.

On a consolidated basis, net revenue in the first half of 2007 was $159.4 million compared to $151.9 million for the same period in 2006. The increase was due to the one-time gain on the sale of oil and natural gas production assets, new and expanded facilities, higher rates and higher operating cost recoveries in the FG&P segment, higher power prices received on power sales, higher peaking plant revenues and higher extraction volumes processed. The increase was partially offset by the expiration of the Genesee power contract, lower throughput and lower take-or-pay adjustments in the FG&P segment and lower frac spreads.

Operating and administrative expense for the six months ended June 30, 2007 was $75.1 million compared to $68.5 million in the same period last year. The increase was due to additional costs related to new facilities and increased ownership at one of the extraction facilities and to higher operating and administrative costs.

Amortization expense for the first half of 2007 was $24.0 million compared to $22.5 million in the same period last year primarily due to new and expanded facilities in the FG&P segment.

Interest expense for the six months ended June 30, 2007 was $6.2 million compared to $6.6 million in the same period last year. The decrease was due to a lower average debt balance of $248.1 million (first half of 2006 - $276.4 million) as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in the first half of 2007 was 5.2 percent compared to 4.9 percent in the same period in 2006.

Income tax expense for the six months ended June 30, 2007 was $16.5 million compared to an income tax recovery of $4.2 million in the same period in 2006. The increase was due to the non-cash charge of $14.5 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of tax legislation substantively enacted on June 12, 2007, a $6.6 million non-cash tax benefit recorded in second quarter 2006 due to Alberta and federal income tax rate reductions, and a $1.0 million tax impact on unrealized gains related to risk management assets and liabilities, partially offset by a future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Specified Investment Flow-Through (SIFT) Tax

On June 12, 2007 the SIFT tax included in Bill C-52 received Third Reading and on June 22, 2007 it received Royal Assent, creating a new 31.5 percent tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. As a result, AltaGas recorded a future income tax expense of $14.5 million and increased its future income tax liability in second quarter 2007. Prior to this legislation, AltaGas' future income tax liability reflected only those temporary differences in the Trust's subsidiaries that were subject to tax. While net income in the second quarter of 2007 was significantly reduced by this future income tax adjustment, the non-cash future income tax expense has no current impact on cash flows.

Management will continue to review and consider alternatives for the most efficient organizational structure for AltaGas subject to the passage of the legislation and the provision of further guidance by the federal government. AltaGas'

decision will be the one that best protects the unitholders.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Net Revenue		**80.1**	72.8	**159.4**	151.9
Add (deduct):	Cost of sales	**261.7**	226.8	**610.4**	525.5
Revenue (GAAP financial measure)		**341.8**	299.6	**769.8**	677.4

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income		**31.2**	26.0	**60.3**	60.9
Add (deduct):	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization of capital assets.

Operating Income Before Unrealized Gains (Losses) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income before unrealized gains (losses) on risk management		**30.8**	26.0	**59.8**	60.9
Add (deduct):	Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

Operating income before unrealized gains (losses) on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses and amortization of capital assets.

EBITDA		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA		**43.1**	37.4	**84.3**	83.4
Add (deduct):	Amortization	**(11.9)**	(11.4)	**(24.0)**	(22.5)
	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains (Losses) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA before unrealized gains (losses) on risk management		**42.7**	37.4	**83.8**	83.4
Add (deduct):	Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
	Amortization	**(11.9)**	(11.4)	**(24.0)**	(22.5)
	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains (losses) on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains (Losses) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Net income before tax-adjusted unrealized gains (losses) on risk management		**13.1**	29.9	**38.1**	58.5
Add (deduct):	Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
	Income tax expense on risk management	**(0.4)**	-	**(1.0)**	-
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Funds from Operations		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Funds from operations		**39.2**	35.7	**77.4**	76.7
Add (deduct):	Net change in non-cash working capital and Asset retirement obligations settled	**7.4**	8.1	**15.3**	(7.2)
Cash from operations (GAAP financial measure)		**46.6**	43.8	**92.7**	69.5

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

Distributable Cash		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Distributable cash		**37.1**	34.1	**74.1**	73.5
Add (deduct):	Maintenance related invested capital	**2.1**	1.6	**3.3**	3.2
	Net change in non-cash working capital and Asset retirement obligations settled	**7.4**	8.1	**15.3**	(7.2)
Cash from operations (GAAP financial measure)		**46.6**	43.8	**92.7**	69.5

Distributable cash is used by management to supplement cash from operations as an estimate of the amount which is available for distribution to unitholders. Distributable cash is defined as cash from operations less expenditures for maintenance capital and before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations. Maintenance capital expenditures are incurred to sustain the productive capacity of the Trust's assets and are not incurred evenly throughout the year. Distributable cash is not a defined financial measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by other entities.

References to net revenue, operating income, operating income before unrealized gains (losses) on risk management, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, funds from operations and distributable cash throughout this document have the meanings set out in this section.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Field Gathering and Processing	**6.4**	4.0	**10.6**	10.9
Extraction and Transmission	**8.8**	9.4	**17.3**	17.7
Power Generation	**20.6**	18.5	**42.7**	41.3
Energy Services	**1.7**	0.4	**2.2**	1.0
Corporate	**(6.3)**	(6.3)	**(12.5)**	(10.0)
	31.2	26.0	**60.3**	60.9
Operating income before unrealized gains (losses) on risk management	**30.8**	26.0	**59.8**	60.9

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**36.8**	33.5	**70.0**	68.0
Net revenue	**34.9**	31.0	**66.5**	62.9
Operating and administrative	**22.0**	21.2	**42.9**	40.4
Amortization	**6.5**	5.8	**13.0**	11.6
Operating income	**6.4**	4.0	**10.6**	10.9

Operating Statistics	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Capacity (Mmcf/d)(1)	**1,021**	1,002	**1,021**	1,002
Throughput (gross Mmcf/d)(2)	**534**	565	**543**	568
Capacity utilization (%)(2)	**52**	56	**53**	57
Average working interest (%)(1)	**92**	90	**92**	90

(1) *As at June 30.*

(2) *Average for the period.*

Three Months Ended June 30

Operating income in the FG&P segment in second quarter 2007 was $6.4 million compared to $4.0 million for the same quarter last year. Despite the decline in throughput resulting from natural declines and lower producer activity, operating income remained strong as a result of new and expanded facilities as well as higher operating costs flowed through to customers and take-or-pay contractual arrangements. Operating income increased by $3.5 million as a result of higher rates, routine equalization adjustments and the new Clear Hills facility and by $0.8 million due to lower administrative expenses. The increases were partially offset by $2.1 million due to lower throughput resulting from natural declines and lower producer activity.

Throughput in second quarter 2007 averaged 534 Mmcf/d compared to 565 Mmcf/d in second quarter 2006. The 5 percent decrease in throughput was primarily due to natural declines and lower producer activity. In the North district, throughput decreased by 26 Mmcf/d due to natural declines and lower producer activity, partially offset by 7 Mmcf/d contributed by the new Clear Hills facility. Despite the declines, AltaGas believes the North district to be an area with potential opportunities to increase throughput due to expected high producer activity. The decline of 12 Mmcf/d in the South district was due to natural declines, partially offset by higher throughput from new wells at South Foothills.

Utilization reported in second quarter 2007 was 52 percent compared to 56 percent reported in the same quarter last year due to lower throughput as a result of natural declines and the slowdown in producer drilling.

Net revenue for the FG&P segment in second quarter 2007 was $34.9 million compared to $31.0 million for the same period in 2006. The increase was primarily due to higher rates and the new Clear Hills facility ($3.1 million) and to increased recovery of operating costs and routine equalization adjustments ($2.8 million), partially offset by the impact of lower throughput ($2.1 million).

Operating and administrative expense for second quarter 2007 was $22.0 million compared to $21.2 million for the same period in 2006. The increase was due to additional operating costs at the new Clear Hills facility and higher labour costs and property taxes, partially offset by lower allocated corporate costs.

Amortization expense for the FG&P segment in second quarter 2007 was $6.5 million compared to $5.8 million for the same period last year due to new and expanded facilities.

Operating income as a percentage of net revenue in second quarter 2007 was 18 percent compared to 13 percent in the same quarter in 2006. The increase in the second quarter was primarily due to increased revenue from higher rates, higher costs recovered and the contribution from the new Clear Hills facility. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income in the FG&P segment in the first half of 2007 was $10.6 million compared to $10.9 million for the same period last year. Operating income declined $3.7 million in the first half of 2007 as a result of lower throughput and $0.7 million due to lower take-or-pay adjustments offset by $1.8 million due to new and expanded facilities, $1.4 million due to higher rates and $0.8 million as a result of lower operating and administrative costs.

Throughput in the first half of 2007 averaged 543 Mmcf/d compared to 568 Mmcf/d for the same period in 2006. The 4 percent decrease was primarily due to natural declines and lower producer activity. The impact of these factors would have been more significant were it not for the throughput additions of 15 Mmcf/d contributed by AltaGas' new Clear Prairie, Clear Hills and Princess facilities. Of the 25 Mmcf/d throughput decrease, 17 Mmcf/d was attributable to the North district and the balance to the South district. In the North district, the Wabasca winter only access drilling area experienced throughput declines of 11 Mmcf/d as a result of a less successful drilling program than the previous year. Despite the declines, AltaGas believes the North district to be an area with potential opportunities to increase throughput due to expected high producer activity. The decline in the South district was due to natural declines, partially offset by higher throughput from new wells at South Foothills.

Utilization for the six months ended June 30 was 53 percent and 57 percent for 2007 and 2006 respectively. The decrease was due to lower throughput as a result of natural declines and the slowdown in producer drilling activity.

Net revenue for the FG&P segment in the first half of 2007 was $66.5 million compared to $62.9 million for the same period last year. The increase was due to $4.6 million from new and expanded facilities, $1.4 million due to higher rates, $1.6 million due to higher operating cost recoveries and $0.4 million from higher product revenue, partially offset by $3.7 million due to lower well tie-ins and natural declines and $0.7 million related to take-or-pay adjustments.

Operating and administrative expense for the first half of 2007 was $42.9 million compared to $40.4 million for the same period in 2006. The increase was due to additional costs related to new facilities and higher operating costs primarily due to higher labour costs and property taxes, partially offset by lower allocated corporate costs.

Amortization expense for the FG&P segment for the first half of 2007 was $13.0 million compared to $11.6 million for the same period in 2006 due to new and expanded facilities.

Operating income as a percentage of net revenue in the first half of 2007 was 16 percent, compared to 17 percent in the same period in 2006. The decrease was due to lower throughput and higher operating cost recoveries which were partially offset by the contribution from new and expanded facilities and higher rates. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

FG&P Outlook

AltaGas expects results in the FG&P segment in 2007 to be slightly higher than 2006 as a result of the addition and expansion of facilities. However, the weak natural gas markets are expected to result in continued lower producer drilling activity and hence lower year-over-year throughput. AltaGas continues to execute its strategy to increase the percentage of operating costs flowed through to customers, increase volumes by adding new facilities and enter into

more contracts with take-or-pay provisions to mitigate the near-term impact of lower well tie-ins and natural declines. The majority of AltaGas' facilities are also moveable, providing the opportunity to redeploy equipment to areas that are more active and productive. Forward natural gas market prices for the end of the year are higher than current near-term prices. This forward curve, along with lower operating costs and lower cost of land acquisitions, suggests that drilling may increase in the next several months, with the potential for increased throughput. AltaGas expects current market conditions to yield opportunities to expand, construct, and acquire processing facilities as producers continue to focus capital investment on drilling opportunities. In 2007 AltaGas expects to spend approximately $50 million of capital in addition to the Noel pipeline and Pouce Coupe expansion.

AltaGas previously announced the Noel pipeline and Pouce Coupe processing facility expansion project, which was estimated to cost approximately $90 million and be in service in mid-2008. AltaGas and Devon Canada Corporation expect to finalize the project configuration and scheduling in third quarter 2007. Once in service, AltaGas expects throughput to increase by more than 10 percent.

AltaGas also announced that it will construct a new gas processing facility and associated gathering and sales lines near Acme, Alberta capable of processing 10 Mmcf/d of natural gas. Subsequent to the announcement, the scope of the project was expanded. The facility will process coal bed methane (CBM) and is now expected to cost $13 million. The facility is expected to be in service in fourth quarter 2007.

Subsequent to the quarter, AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. During the second half of 2006, these assets contributed approximately $0.5 million to the operating income of the FG&P segment.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in four ethane and NGL extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**33.6**	37.4	**71.0**	73.5
Net revenue	**15.3**	15.3	**31.1**	29.7
Operating and administrative	**4.5**	4.0	**9.8**	8.2
Amortization	**2.0**	1.9	**4.0**	3.8
Operating income	**8.8**	9.4	**17.3**	17.7

Operating Statistics	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Extraction inlet capacity (Mmcf/d)(1)	**554**	539	**554**	539
Extraction volumes (Bbls/d)(2)	**19,822**	18,976	**21,214**	19,188
Transmission volumes (Mmcf/d)(2)(3)	**407**	399	**408**	399

(1) *As at June 30.*

(2) *Average for the period.*

(3) *Excludes condensate pipeline volumes.*

Three Months Ended June 30

Operating income in the E&T segment in second quarter 2007 was $8.8 million compared to $9.4 million for the same period in 2006. The decrease was primarily due to lower NGL frac spreads ($0.5 million). Although realized frac spreads remained strong in second quarter 2007, average frac spreads were approximately $18.00/Bbl, or $5.00/Bbl lower than

in the second quarter of 2006 when frac spreads were at historic levels. The decrease was partially offset by the expansion of the Cold Lake transmission system which began contributing to income in May 2007 and increased ownership at one of the Empress facilities which occurred in fourth quarter 2006.

Average ethane and NGL volumes in the extraction business were higher in second quarter 2007 compared to the same quarter last year due to the increased ownership at one of the Empress facilities and to increased utilization in April and June of 2007 at the other Empress facility. However, this was offset by reduced throughput in May 2007 due to a scheduled plant turnaround. Even with the turnaround, average volumes processed were higher at this facility in second quarter 2007 than the same quarter in 2006. Transmission volumes were up mainly due to higher volumes moved on the Suffield system.

Net revenue in both second quarter 2007 and 2006 was $15.3 million. Net revenue in the quarter was down due to lower frac spreads in the extraction business. The decrease was offset by the expansion of the Cold Lake transmission system, the increased ownership at one of the Empress facilities and higher costs recovered under contractual arrangements.

Operating and administrative expense in second quarter 2007 was $4.5 million compared to $4.0 million for the same period in 2006. The increase was primarily due to the increased ownership at one of the Empress facilities.

Amortization expense in second quarter 2007 was $2.0 million compared to $1.9 million for the same period in 2006. The slight increase was due to the addition of the increased ownership at one of the Empress facilities, and the enhanced ethane recovery project.

Operating income as a percentage of net revenue in second quarter 2007 was 58 percent compared to 61 percent for second quarter 2006. The decrease was primarily due to lower frac spreads in the extraction business. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income in the E&T segment in the first half of 2007 was $17.3 million compared to $17.7 million for the same period in 2006. Operating income decreased $0.7 million as a result of lower frac spreads and $0.4 million as a result of revenue deferral resulting from lower than contracted volumes transported on the Suffield transmission system. The decreases were partially offset by higher volumes processed in the extraction business and the expansion of the Cold Lake transmission system. Although frac spreads remained strong at $14.50/Bbl for the first half of the year, they were lower than the historic high of $18.00/Bbl for the same period in 2006.

Average ethane and NGL volumes increased as a result of higher volumes processed, the increased ownership at one of the Empress facilities and the enhanced ethane recovery project that increased gas processing capability and ethane recovery at the Edmonton extraction plant. Transmission volumes were up mainly due to higher volumes transported on the Suffield system.

Net revenue in the first half of 2007 was $31.1 million, compared to $29.7 million for the same period in 2006. The increase was due to higher ethane volumes from the enhanced ethane recovery project, higher ethane yields and increased operating costs recovered, higher ethane and NGL volumes from additional gas supply arrangements, the increased ownership at one of the Empress facilities and the expansion of the Cold Lake transmission system. These increases were partially offset by lower frac spreads and deferred revenue due to lower than contracted volumes on the Suffield system.

Operating and administrative expense for the six months ended June 30, 2007 was $9.8 million compared to $8.2 million for the same period last year. The increase was due to the enhanced ethane recovery project, the increased ownership at one of the Empress facilities, higher variable costs associated with increased utilization and increased operating costs on the Suffield system. Approximately $6.7 million of operating costs were recovered and hence

included in the net revenue in the first half of 2007 compared to $5.7 million in the same period in 2006.

Amortization expense in the first half of 2007 was $4.0 million compared to $3.8 million for the same period in 2006. The increase was due to the enhanced recovery project and increased ownership at one of the Empress facilities.

Operating income as a percentage of net revenue in the first half of 2007 was 56 percent compared to 60 percent in the same period last year. The decrease was primarily due to lower frac spreads in the extraction business and higher operating cost recoveries, partially offset by higher extraction volumes. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

E&T Outlook

AltaGas expects results in the E&T segment in 2007 to be similar to 2006 results. In the extraction business, the enhanced ethane recovery project at the Edmonton extraction facility, completed in January 2007, increased ethane production capability by 800 Bbls/d. The full year production impact of the enhanced ethane recovery project and increased ownership of one of the Empress facilities are both expected to contribute to increased earnings in 2007. Based on current natural gas and product price forecasts, frac spreads for the remainder of 2007 are expected to be approximately $20.00/Bbl. Any impact from lower frac spreads is anticipated to be mitigated by the recent growth in the extraction business. For the remainder of 2007 there is one turnaround planned at the Edmonton ethane extraction plant. The turnaround is not expected to have a material impact on operating income.

In the transmission business, results for the year are expected to be slightly higher when compared to 2006 primarily due to the expansion of the Cold Lake transmission system which began contributing to earnings in May 2007. Based on projected volumes to be shipped on the Suffield system, AltaGas does not expect to record any further revenue deferrals for the remainder of the year.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPA) and a capital lease for 25 MW of gas-fired power peaking capacity.

Financial Results	Three Months Ended		Six Months Ended	
		June 30		June 30
($ millions)	**2007**	2006	**2007**	2006
Revenue	**40.7**	39.5	**85.0**	91.2
Net revenue	**22.9**	20.7	**47.4**	45.6
Operating and administrative	**0.4**	0.4	**1.0**	0.7
Amortization	**1.9**	1.8	**3.7**	3.6
Operating income	**20.6**	18.5	**42.7**	41.3

Operating Statistics	Three Months Ended		Six Months Ended	
		June 30		June 30
	2007	2006	**2007**	2006
Volume of power sold (GWh)	**650**	656	**1,315**	1,498
Average price received on the sale of power ($/MWh)[1]	**62.62**	60.26	**64.61**	60.91
Alberta Power Pool average spot price ($/MWh)[1]	**49.97**	53.59	**56.79**	55.17

[1] *Average for the period.*

Three Months Ended June 30

Operating income for the Power Generation segment in second quarter 2007 was $20.6 million compared to $18.5 million for the same quarter in 2006. Operating income increased by $1.8 million due to higher hedge prices offset by lower revenue from unhedged volumes as a result of lower average spot power prices. Lower costs also contributed to the increase in operating income in the quarter.

Net revenue in second quarter 2007 was $22.9 million compared to $20.7 million for the same period in 2006 due to higher hedge prices and lower costs, offset by lower revenue from unhedged volumes and the gas-fired peaking plants.

Operating and administrative expense was $0.4 million in second quarter 2007, the same as in second quarter 2006. Beginning March 15, 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. While this has not materially impacted operating income, it has resulted in slightly lower cost of sales, offset by higher operating expenses.

Amortization expense at $1.9 million in second quarter 2007, remained similar to $1.8 million in the same period in 2006.

Operating income as a percentage of net revenue in second quarter 2007 was 90 percent compared to 89 percent in the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income for the first half of 2007 was $42.7 million compared to $41.3 million for the same period in 2006. The increase was due to higher Sundance revenues as a result of higher power prices received on both hedged and unhedged power sales ($4.9 million), higher peaking plant revenue ($0.6 million) and lower PPA costs, partially offset by the expiration of the Genesee contract in March 2006 which contributed $4.1 million to operating income in first quarter 2006.

The volume of power sold in the first half of 2007 was lower than in the same period in 2006 primarily as a result of the Genesee contract expiration on March 31, 2006.

Net revenue for the first half of 2007 was $47.4 million compared to $45.6 million for the same period in 2006. The increase was due to higher prices on hedged and unhedged power sales and increased peaking plant revenue partially offset by the expiration of the Genesee power contract.

Operating and administrative expense of $1.0 million in the first half of 2007 was slightly higher than the $0.7 million reported in the first half of 2006 primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007.

Amortization expense of $3.7 million in the first half of 2007 was similar to $3.6 million in the same period in 2006.

Operating income as a percentage of net revenue was 90 percent in the first half of 2007, similar to 91 percent in the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2007 than in 2006. The contribution from hedged power volumes is expected to be higher than in 2006 as a result of higher average hedge prices of approximately $66/MWh compared to $60/MWh. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining one-third of the power volumes is exposed to the spot price in Alberta. Current forward prices for the remainder of 2007 are similar to what was realized in the second half of 2006. With similar spot prices and higher average hedge prices, operating income is expected to be higher for the year. Although one of the Sundance units is currently undergoing a planned outage, AltaGas does not expect the financial impact to be material as the Trust receives payments for the lost production based on the 30-day rolling average power price.

On June 27, 2007 the Alberta government passed the Specified Gas Emitters Regulation which requires large final emitters to reduce greenhouse gas emissions by 12 percent beginning July 1, 2007. The regulation is expected to increase 2007 operating expenses by approximately $2.5 million (approximately $5.0 million annualized). To the extent these costs can be recovered through higher power pool prices or by the reduction of emissions or by creating or acquiring offsets, the impact of the increased costs would be mitigated. In the meantime, the owner and operator of Sundance power plant is investigating opportunities to increase plant efficiency that are more economical than the current proposed cost of $15/tonne of carbon dioxide equivalent.

In first quarter 2007, AltaGas announced the acquisition of 14.4 MW of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation will be installed at current FG&P locations in southern Alberta with access to natural gas supply and the electrical grid. The facilities are expected to be integrated into ongoing operations and be in service in late 2007 and early 2008. Installation of the generating capacity is estimated to cost approximately $10 million upon completion and is expected to be accretive to net income and cash flow once operational.

On August 2, 2007, Bear Mountain Wind Limited Partnership (BMWLP) a partnership 50 percent owned by AltaGas signed agreements with AltaGas, Aeolis Wind Power Corporation (Aeolis) and Peace Energy A Renewable Energy Cooperative (Peace) to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. As a result, AltaGas owns 100 percent of BMWLP and the Bear Mountain Wind Project.

In addition, BMWLP has signed a services agreement with Aeolis, pursuant to which Aeolis would provide certain project support. AltaGas intends to finance the project, currently estimated at approximately $200 million, through its credit facilities. While its existing interest in the project is 100 percent, AltaGas intends to include one or more third-party investors. The previously announced 120 MW Bear Mountain wind park is underpinned by a 25-year electricity purchase agreement with BC Hydro. BMWLP continues to optimize the project configuration and finalize wind turbine purchase and service agreements with Enercon GmbH, a leading German manufacturer of gearless turbines. Construction is scheduled to begin in the fall of 2007, with a planned in-service date of late 2009. The project continues to be subject to certain regulatory and environmental approvals, which are anticipated to be received by the fall of 2007.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end users; and a gas services business buying and reselling natural gas, transportation and storage. Until May 31, 2007 the segment included a small portfolio of oil and natural gas production assets which was sold in the current quarter.

Financial Results	Three Months Ended		Six Months Ended	
		June 30		June 30
($ millions)	**2007**	2006	**2007**	2006
Revenue	**248.6**	209.7	**584.2**	482.7
Net revenue	**6.9**	6.4	**13.0**	12.5
Operating and administrative	**4.2**	4.7	**8.6**	9.1
Amortization	**1.0**	1.3	**2.2**	2.4
Operating income	**1.7**	0.4	**2.2**	1.0

Operating Statistics	Three Months Ended		Six Months Ended	
		June 30		June 30
	2007	2006	**2007**	2006
Energy management service contracts[1]	**1,442**	1,289	**1,442**	1,289
Average volumes transacted (GJ/d)[2]	**356,380**	322,420	**381,826**	316,626

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.

Three Months Ended June 30

Operating income in the Energy Services segment in second quarter 2007 was $1.7 million compared to $0.4 million for the same quarter in 2006. Operating income increased due to a one-time pre-tax gain of $1.5 million recorded as a result of the sale of oil and natural gas production assets and to increased margins in the gas services business, partially offset by lower contributions from the energy management business due to non-recurring earnings reported in 2006.

Net revenue in second quarter 2007 was $6.9 million compared to $6.4 million for the same period in 2006. Net revenue increased as a result of the one-time gain of $1.5 million from the sale of oil and natural gas production assets, $0.4 million due to higher fixed-price commodity gas volumes and increased transportation revenues and expansion into the Ontario electricity market, partially offset by $0.7 million of non-recurring earnings reported in second quarter 2006 and lower operating revenue of $0.6 million from the oil and gas production assets. Oil and natural gas production net revenue in second quarter 2007 was $1.2 million compared to $1.8 million in second quarter 2006, reflecting lower oil and natural gas production of $0.5 million and lower natural gas prices of $0.1 million.

Operating and administrative expense in second quarter 2007 was $4.2 million compared to $4.7 million for the same quarter in 2006. The decrease was due to lower costs as a result of the sale of oil and natural gas production assets and lower general and administrative expenses due to lower activity in the energy management business.

Amortization expense in second quarter 2007 was $1.0 million compared to $1.3 million in the same quarter in 2006 primarily due to the sale of oil and natural gas production assets in May 2007.

Operating income as a percentage of net revenue increased to 25 percent in second quarter 2007 as a result of the one-time pre-tax gain on sale of oil and natural gas production assets. This was up from 6 percent in the same period in 2006. Operating income as a percentage of net revenue without the effect of this one-time gain in second quarter 2007 was 4 percent, slightly lower compared to the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income in the Energy Services segment in the first half of 2007 was $2.2 million compared to $1.0 million for the same period in 2006. The increase was due to the one-time pre-tax gain of $1.5 million from the sale of oil and natural gas production assets, increased margins in the gas services business and expansion into the Ontario electricity market, partially offset by non-recurring earnings reported in 2006, higher gas costs to meet a natural gas supply contract and lower contributions from the operations of the oil and natural gas production assets. The contribution to operating income in the first half of 2007 from the oil and gas production assets was $0.5 million lower than the same period in 2006.

Net revenue in the first half of 2007 was $13.0 million compared to $12.5 million in the same period in 2006. The increase was due to the one-time pre-tax gain from the sale of oil and natural gas production assets of $1.5 million, $1.1 million due to higher fixed-price commodity gas volumes and higher transportation revenue and $0.5 million due to expansion into the Ontario electricity market and growth in targeted sectors, partially offset by $1.0 million related to non-recurring earnings reported in the first half of 2006, $1.1 million lower contribution due to the disposition and lower volumes and prices related to the operation of the oil and gas production assets and $0.5 million due to higher gas costs to supply a natural gas contract. Oil and natural gas production net revenue in the first half of 2007 was $2.7 million compared to $3.8 million in the same period in 2006, reflecting lower oil and natural gas production ($0.8 million) and lower natural gas prices ($0.3 million).

Operating and administrative expense for the Energy Services segment in the first half of 2007 was $8.6 million compared to $9.1 million for the same period in 2006. The decrease was primarily due to lower activity in the energy management business and lower costs related to the operation of the oil and natural gas production assets. Operating and administrative expense for the oil and natural gas production assets was $1.6 million compared to $1.7 million for the same period in 2006.

Amortization expense in the first half of 2007 was $2.2 million compared to $2.4 million in the same period in 2006. The decrease was primarily due to the sale of oil and natural gas production assets. Amortization expense included $1.2 million in the first half of 2007 compared to $1.5 million in the same period in 2006 related to oil and natural gas production assets.

Operating income as a percentage of net revenue increased to 17 percent in second quarter 2007 compared to 8 percent in the same period in 2006 as a result of the one-time gain on sale of oil and natural gas production assets. Excluding the one-time gain, operating income as a percentage of net revenue was 6 percent in the first half of 2007 compared to 8 percent in the first half of 2006, due to lower earnings from non-recurring opportunities in the energy management business reported in the first half of 2006, partially offset by stronger earnings from the gas services business. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Energy Services Outlook

AltaGas expects results in the Energy Services segment to be lower than 2006 results. The Trust expects continued growth in the energy management business based on continued expansion into electricity supply management in Ontario and a focused national accounts strategy in specific targeted sectors. The growth is expected to be offset by non-recurring earnings realized in 2006 which will continue to affect the Energy Management business through the balance of 2007.

The gas services business is expected to grow as a result of locking in back-to-back buy and sell gas contracts which is expected to produce fixed margins for terms of up to five years. In addition, the gas services business is expected to have continued growth in its transportation business. The growth is expected to be offset by lower revenues resulting from higher gas costs related to a natural gas supply contract.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across AltaGas.

Results in the remainder of 2007 will also be positively impacted by the disposition of the oil and natural gas production assets. For the period June to December 2006, AltaGas reported an operating loss of $0.2 million from these assets.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue[1]	**0.7**	0.2	**2.7**	2.3
Net revenue	**1.1**	0.2	**3.2**	2.3
Operating and administrative	**6.9**	6.0	**14.6**	11.2
Amortization	**0.5**	0.5	**1.1**	1.1
Operating loss	**(6.3)**	(6.3)	**(12.5)**	(10.0)
Operating loss before unrealized gains (losses) on risk management	**(6.7)**	(6.3)	**(13.0)**	(10.0)

[1] *Excludes unrealized gains (losses) on risk management.*

Three Months Ended June 30

The operating loss before unrealized gains on risk management in second quarter 2007 was $6.7 million compared to $6.3 million for the same period in 2006. The increase was primarily due to higher compensation costs of $0.3 million and $1.4 million lower costs allocated to the operating segments, partially offset by $0.4 million related to equity income adjustments. The unrealized gain reported as a result of the accounting for the change in fair value of natural gas marketing contracts was $0.4 million. Effective for second quarter 2007 AltaGas reduced its influence over Taylor NGL Limited Partnership (Taylor) and commenced accounting for its interest in Taylor using the cost method. The effect on the operating loss this quarter as a result of changing the method of accounting from the equity method to the cost method was negligible.

Revenue in second quarter 2007 was $0.7 million compared to $0.2 million for the same period in 2006 due to a one-time adjustment relating to first quarter 2007 equity income.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, January 1, 2007, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to other comprehensive income on January 1, 2007 was $(0.2) million and $(2.6) million respectively. In second quarter 2007 the fair value of financial instruments increased by $2.6 million of which $0.4 million was recorded as an operating gain and the balance a $2.6 million increase in other comprehensive income. At June 30, 2007 AltaGas recorded financial instrument related assets and liabilities of $135.6 million and $147.5 million respectively.

Operating and administrative expense for second quarter 2007 was $6.9 million compared to $6.0 million in the same quarter in 2006. The increase was primarily related to $1.4 million lower costs allocated to the operating segments and to $0.3 million higher compensation costs, partially offset by $0.6 million lower general corporate overhead related to lower consulting fees.

Amortization expense for second quarter 2007 remained flat at $0.5 million compared to the same period in 2006.

Six Months Ended June 30

The operating loss before unrealized gains on risk management in the first half of 2007 was $13.0 million compared to $10.0 million for the same period in 2006. The increase was primarily due to higher compensation costs and lower costs allocated to the operating segments, partially offset by a one-time gain from unwinding interest rate swaps as a result of the issue of $100 million of medium-term notes (MTNs) in January 2007. Effective for second quarter 2007 AltaGas reduced its influence over Taylor and commenced accounting for its interest in Taylor using the cost method. The effect of the change in the accounting method on the operating loss in the first half of 2007 was negligible.

Revenue in the first half of 2007 was $2.7 million compared to $2.3 million for the same period in 2006 primarily due to the gain recorded as a result of unwinding interest rate swaps in first quarter 2007 of $0.4 million.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. In the first half of 2007 the fair value of financial instruments increased by $2.4 million of which $0.5 million was recorded as an operating gain and the balance a $2.9 million increase in other comprehensive income.

Operating and administrative expense for the first half of 2007 was $14.6 million compared to $11.2 million in the same period in 2006. The increase was primarily related to higher compensation costs ($2.0 million) and $2.0 million lower costs allocated to the operating segments partially offset by lower general corporate overhead.

Amortization expense for the first half of 2007 was consistent with the same period last year.

Corporate Outlook

The operating loss in the Corporate segment is expected to be slightly higher than in 2006. Revenues from the investments in Taylor and AltaGas Utility Group Inc. (Utility Group) are expected to stay relatively flat and AltaGas expects lower operating and administrative expense due to lower ongoing costs to meet certification requirements mandated by the Canadian Securities Administrators. The lower costs of meeting certification requirements are expected to be more than offset by higher compensation costs, higher amortization costs related to increased investments in technology to support the growth of the Trust and lower costs allocated to the operating segments.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these factors. Consequently, management is unable to predict the impact of financial instruments. However the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During second quarter 2007 AltaGas increased its capital assets, long-term investments and other assets by $22.8 million compared to $15.2 million in second quarter 2006. The increase was due to $11.9 million in non-monetary consideration received including a $11.6 million promissory note recorded in long-term investments and other assets for the sale of oil and natural gas production assets in May 2007 as well as acquiring an additional $11.1 million in capital assets. Of the $30.3 million disposals of capital assets in the second quarter 2007, $30.2 million was from the disposition of the oil and natural gas production assets in the Energy Services segment.

During the first six months of 2007, the increase in capital assets, long-term investments and other assets was $29.8 million compared to $33.7 million for the same period in 2006. The increase in the second half of 2007 was due to the non-monetary consideration of $11.9 million recorded in long-term investments and other assets and capital acquisitions of $17.8 million. The $31.8 million of disposals included the $30.2 million disposition of the oil and natural gas production assets in Energy Services.

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**5.0**	**1.7**	**3.9**	**0.1**	**0.4**	**11.1**
Long-term investments and other assets	-	-	**0.3**	-	**11.4**	**11.7**
	5.0	**1.7**	**4.2**	**0.1**	**11.8**	**22.8**
Disposals:						
Capital assets	**(0.1)**	-	-	**(30.2)**	-	**(30.3)**
Net invested capital	**4.9**	**1.7**	**4.2**	**(30.1)**	**11.8**	**(7.5)**

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**8.2**	**4.1**	**3.9**	**0.6**	**1.0**	**17.8**
Long-term investments and other assets	-	-	**0.5**	-	**11.5**	**12.0**
	8.2	**4.1**	**4.4**	**0.6**	**12.5**	**29.8**
Disposals:						
Capital assets	**(1.3)**	**(0.3)**	-	**(30.2)**	-	**(31.8)**
Net invested capital	**6.9**	**3.8**	**4.4**	**(29.6)**	**12.5**	**(2.0)**

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	13.1	0.3	0.1	0.2	(0.1)	13.6
Energy services arrangements, contracts and relationships	-	-	0.4	-	-	0.4
Long-term investments and other assets	-	-	1.7	-	(0.5)	1.2
	13.1	0.3	2.2	0.2	(0.6)	15.2
Disposals:						
Capital assets	(0.2)	-	-	-	-	(0.2)
Net invested capital	12.9	0.3	2.2	0.2	(0.6)	15.0

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	28.1	0.7	1.3	0.4	0.4	30.9
Energy services arrangements, contracts and relationships	-	-	0.4	-	-	0.4
Long-term investments and other assets	-	-	1.7	-	0.7	2.4
	28.1	0.7	3.4	0.4	1.1	33.7
Disposals:						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	27.6	0.7	3.4	0.4	1.1	33.2

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totaling $2.1 million in second quarter 2007 (second quarter 2006 - $1.6 million) were undertaken in the FG&P and E&T segments. Of the $8.1 million (second quarter 2006 - $13.0 million) of growth capital spent in second quarter 2007, $3.9 million was in relation to the acquisition of new peaking generation equipment in the Power Generation segment. In the FG&P segment, $1.8 million was due to the expansion of existing facilities and $1.3 million was spent on the Noel pipeline and Pouce Coupe plant expansion project announced on April 10, 2007. In the E&T segment, growth capital of $1.2 million related primarily to the expansion of the Cold Lake transmission system. Of the $12.6 million spent on administrative capital, $11.9 million was due to the non-monetary consideration received from the sale of oil and natural gas production assets and an additional $0.7 million was spent on computer hardware and software projects.

Maintenance capital projects totaling $3.3 million in the first half of 2007 (first half of 2006 - $3.2 million) were primarily undertaken in the FG&P segment. Of the $12.7 million in growth capital spent in the first half of 2007 (first half of 2006 - $29.3 million), $3.9 million was primarily due to the expansions at the Shaunavon, Sylvan Lake, Acadia Valley and Princess facilities, and $1.3 million was due to the Noel pipeline and Pouce Coupe plant expansion project in the FG&P segment. In the Power Generation segment, $3.9 million was spent on the new peaking generation equipment. In the E&T segment, $3.4 million was spent primarily on the expansion of the Cold Lake transmission system and the ethane enhancement recovery project at the Edmonton ethane extraction facility. Administrative capital included the $11.9 million non-monetary consideration received for the sale of oil and natural gas production assets and $1.9 million was primarily spent on computer hardware and software projects.

Invested Capital - Use

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.6**	**0.5**	**-**	**-**	**-**	**2.1**
Growth	**3.1**	**1.2**	**4.2**	**0.1**	**(0.5)**	**8.1**
Administrative	**0.3**	**-**	**-**	**-**	**12.3**	**12.6**
Invested capital	**5.0**	**1.7**	**4.2**	**0.1**	**11.8**	**22.8**

Invested Capital - Use

Six Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**2.6**	**0.7**	-	-	-	**3.3**
Growth	**5.2**	**3.4**	**4.4**	**0.1**	**(0.4)**	**12.7**
Administrative	**0.4**	-	-	**0.5**	**12.9**	**13.8**
Invested capital	**8.2**	**4.1**	**4.4**	**0.6**	**12.5**	**29.8**

Invested Capital - Use

Three Months Ended June 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.3	0.3	-	-	-	1.6
Growth	11.8	0.1	2.2	0.2	(1.3)	13.0
Administrative	-	(0.1)	-	-	0.7	0.6
Invested capital	13.1	0.3	2.2	0.2	(0.6)	15.2

Invested Capital - Use

Six Months Ended June 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	2.6	0.5	-	0.1	-	3.2
Growth	25.5	0.2	3.4	0.2	-	29.3
Administrative	-	-	-	0.1	1.1	1.2
Invested capital	28.1	0.7	3.4	0.4	1.1	33.7

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the three-month period ended June 30, 2007, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas and power forward contracts to manage its asset portfolio and lock-in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.
- Commodity swap contracts: The Trust executes fixed for floating power price swaps to manage its power asset portfolio. A fixed for floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $0.00/MWh to $738.60/MWh in second quarter 2007, the average spot price for the quarter was $49.97. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its 2007 power portfolio that management deemed optimal. The average price received for power sales by the Trust in second quarter 2007 was $62.62/MWh.
- Interest rate forward contracts: The Trust enters into interest rate swaps under which cash flows of a fixed rate are exchanged for those of a floating rate. At June 30, 2007 the Trust had interest rates fixed through swap transactions

with varying terms to maturity on drawn bank debt of $15.0 million. Including AltaGas' MTNs and capital leases, the rate has been fixed on 100 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund distributions, capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger acquisitions require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distribution effective in the 2011 taxation year.

Cash Flows	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Cash from operations	**46.6**	43.8	**92.7**	69.5
Investing activities	**(16.1)**	(23.4)	**(27.0)**	(45.9)
Financing activities	**(40.6)**	(20.1)	**(66.6)**	(24.3)
Change in cash	**(10.1)**	0.3	**(0.9)**	(0.7)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased 6 percent to $46.6 million in second quarter 2007, from $43.8 million in same period in 2006. The increase was due to stronger operating results.

There was a working capital deficit of $1.1 million at the end of second quarter 2007 compared to a surplus of $19.2 million at the end of second quarter 2006 and a surplus of $23.7 million as at December 31, 2006. The risk management activities accounted for $16.2 million of the difference in working capital between second quarter 2007 and second quarter 2006.

Working Capital	**June 30**	December 31
($ millions)	**2007**	2006
Current assets	**264.7**	263.4
Current liabilities	**265.8**	239.7
Working capital	**(1.1)**	23.7
Current ratio	**1.0**	1.1

Investing Activities

During second quarter 2007 the Trust used cash for investing activities of $16.1 million compared to $23.4 million for the same period in 2006. Acquisition of capital assets and long-term investments and other assets totaled $10.3 million in second quarter 2007 compared to $17.7 million in second quarter 2006. Investing activities for the six months ended June 30, 2007 was $27.0 million compared to $45.9 million in the same period in 2007. Cash used for the acquisition of capital assets and long-term and other assets for the first half of 2007 was $21.7 million compared to $42.9 million in the same period 2006.

Financing Activities

Cash used for financing activities in second quarter 2007 was $40.6 million compared to $20.1 million for the same quarter last year. The increase was due to greater reduction in debt balances and higher distributions to unitholders offset by higher proceeds from unit issuances. For the six months ended June 30, 2007 cash used for financing activities was $66.6 million compared to $24.3 million for the same period in 2006. The increase was due to a reduction of long-term debt during the first half of 2007 compared to an increase in long-term debt for the same period in 2006 and higher distributions to unitholders, offset by higher proceeds from the issuance of units and an increase in short-term debt. The higher reduction in long-term debt in 2007 compared to 2006 was primarily a result of higher cash from operations.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At June 30, 2007 AltaGas had total debt outstanding of $229.7 million, down from $265.5 million as at December 31, 2006. At June 30, 2007 the Trust had $200 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $425.0 million. At June 30, 2007 the Trust had drawn bank debt of $216.8 million and letters of credit outstanding of $72.2 million.

In first quarter 2007 the Trust recorded a $1.1 million reduction in its long-term debt as a result of adopting the new financial instrument standards. The reduction reflected the reclassification of deferred debt charges against long-term debt which were previously recorded in Other current assets and in Long-term investments and other assets on the Trust's balance sheet.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at June 30, 2007 was 30.0 percent, down from 33.4 percent at December 31, 2006. The Trust's earnings interest coverage for the rolling 12 months ended June 30, 2007 was 9.89 times.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a positive trend. In December 2006 DBRS confirmed AltaGas' MTN and stability ratings at BBB (low) and STA 3 (middle) respectively and changed the trend on the MTN rating to Positive from Stable.

Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a Stable outlook, and the senior unsecured debt at BBB-. In January 2007 S&P affirmed AltaGas' ratings.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of an entity to meet its financial commitment in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other stability rated entities.

Contractual Obligations

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2006 Annual Report, except for the issue of $100 million senior unsecured MTNs on January 19, 2007. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The proceeds from the MTN issue were used to pay down bank indebtedness and for general corporate purposes.

RELATED PARTIES

In second quarter 2007 the Trust sold $13.4 million of natural gas and provided $0.1 million of operating services to Utility Group. In addition, the Trust paid management fees of $0.1 million and transportation costs of $0.1 million to Utility Group over the same period. In addition, the Trust received management fees of $7,500 from the Utility group for administrative services.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,171 were made in second quarter 2007 (second quarter 2006 - $21,163). The five-year lease expires at the end of 2007 and is renewable at the option of AltaGas for another three years. (See note 11 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q2-07**	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05
Net revenue[1]	**80.1**	79.3	84.6	82.5	72.8	79.1	78.7	71.3
Operating income[1]	**31.2**	29.0	32.0	33.7	26.0	35.0	29.0	22.9
Net income	**13.1**	24.6	27.3	28.8	29.9	28.6	26.4	17.2

($ per unit)	**Q2-07**	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05
Net income								
Basic	**0.23**	0.43	0.49	0.52	0.54	0.52	0.48	0.32
Diluted	**0.23**	0.43	0.49	0.52	0.54	0.52	0.48	0.32
Distributions declared[2]	**0.51**	0.51	0.51	0.505	0.495	0.485	0.48	0.47

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, seasonality in the natural gas distribution (NGD) business up to the time of its spin-out in November 2005, and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only six weeks in the quarter and a $1.6 million tax recovery due to an adjustment to future tax balances. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- Strong power prices, higher frac spreads and lower interest expense in all quarters in 2006 resulted in strong financial results in all quarters, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun out in November 2005;
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates;
- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business; and
- In second quarter 2007 the Trust recorded a $14.5 million future tax expense as a result of new tax legislation included in Bill C-52 which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.

SUBSEQUENT EVENTS

- AltaGas, through its partnership in GreenWing Energy Development Limited Partnership, submitted three non-

binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal on July 17, 2007. Responses to the bids are expected in September 2007.

- AltaGas expects to file a final short-form base shelf prospectus to facilitate the issuance of trust units or unsecured debt securities on August 8, 2007. This shelf has a 25-month life and permits the Trust to issue up to an aggregate of $500 million of securities.
- AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. No gain or loss is expected to result from the sale, which is effective July 1, 2007 and is subject to normal regulatory approvals.
- The Trust suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.
- AltaGas signed an agreement to purchase a 50 percent interest in the Sarnia Airport Pool Storage Project. Once developed, the Sarnia Airport Pool Storage Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is in the early development stage and is subject to various regulatory and environmental approvals. The project is targeted to be in full operation by mid-2009.
- Bear Mountain Wind Limited Partnership, a partnership in which AltaGas owned 50 percent, signed agreements with AltaGas, Aeolis and Peace to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. These loan repayments, along with similar amounts loaned by AltaGas, now form additional investments by AltaGas in BMWLP. As a result, AltaGas now owns 100 percent of BMWLP.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At June 30, 2007 the Trust had 55,405,742 trust units and 2,076,606 exchangeable units outstanding and a market capitalization of $1.5 billion based on a closing trading price on June 29, 2007 of $25.51 per trust unit. At June 30, 2007 there were 1,080,650 options outstanding and 161,525 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. In second quarter 2007, the Trust declared distributions of $29.2 million compared to $27.4 million in second quarter 2006. The Trust's distributable cash in second quarter 2007 was $37.1 million compared to $34.1 million in the same period last year and was more than sufficient to fund all distributions to unitholders. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders. (See Non-GAAP Financial Measures in this MD&A.)

In the six months ended June 30, 2007 the Trust declared distributions of $58.2 million compared to $54.0 million in the same period in 2006. The Trust's distributable cash in the six months ended June 30, 2007 was $74.1 million compared to $73.5 million in the same period last year and was more than sufficient to fund all distributions to unitholders.

The Trust suspended the Premium portion of the DRIP effective with the August 2007 distribution. The regular

component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the PDRIP based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the Plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.

AltaGas announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.175 per unit ($2.10 per unit annualized) from $0.17 per unit ($2.04 per unit annualized) payable on September 17, 2007 to unitholders of record on August 27, 2007. This is AltaGas' fourth distribution increase since converting to a trust in May 2004. AltaGas' total distributions declared in the second quarter of 2007 were $0.51 per unit.

In addition, a special distribution of one AltaGas Utility Group Inc. (Utility Group) common share for every 100 trust units and exchangeable units of AltaGas held on August 27, 2007 will be made on September 17, 2007. As part of the distribution plan, any Trust unitholder allocated fewer than 50 common shares of Utility Group will receive cash. The cash received by Trust unitholders will be based on the proceeds received by Computershare Trust Company of Canada on sale of the Utility Group shares.

The following table summarizes AltaGas' distribution declaration history since 2005:

Distributions

($ per unit)	**2007**	2006	2005
First quarter	**0.51**	0.485	0.45
Second quarter	**0.51**	0.495	0.45
Third quarter	-	0.505	0.47
Fourth quarter	-	0.510	0.48
Distribution of shares[(1)]	-	-	0.54
	1.02	1.995	2.39

[(1)] *One share of Utility Group was issued for every 13.9592 Trust units held on November 14, 2005.*

CHANGES IN ACCOUNTING POLICIES

2007 Changes

Effective January 1, 2007 AltaGas adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506. This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the consolidated financial statements in first quarter 2007.

Financial Instruments

Effective January 1, 2007 the Trust prospectively adopted the CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, see note 2 to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2006 except as disclosed in the notes to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007 and in the notes to the 2006 audited Consolidated Financial Statements included in the Trust's 2006 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2006 Annual Report and the notes to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During second quarter 2007 there were no material changes to the Trust's internal controls over financial reporting.

Consolidated Balance Sheets

(unaudited)

($ thousands)	June 30 2007	December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ **12,309**	$ 13,226
Accounts receivable	**157,699**	224,533
Inventory	**111**	61
Customer deposits	**22,487**	16,304
Risk management *(note 4)*	**69,120**	-
Other	**2,981**	9,277
	264,707	263,401
Capital assets	**660,427**	677,941
Energy service arrangements, contracts and relationships	**99,523**	103,330
Goodwill	**18,260**	18,260
Risk management *(note 4)*	**66,488**	-
Long-term investments and other assets	**70,156**	46,643
	$ **1,179,561**	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **138,225**	$ 200,882
Distributions payable to unitholders	**9,772**	9,588
Short-term debt	**1,845**	-
Current portion of long-term debt	**1,192**	1,147
Customer deposits	**22,487**	16,304
Deferred revenue	**1,211**	788
Risk management *(note 4)*	**85,318**	-
Other	**5,726**	10,982
	265,776	239,691
Long-term debt	**226,663**	264,340
Asset retirement obligations	**20,317**	23,350
Future income taxes *(note 5)*	**59,217**	51,252
Risk management *(note 4)*	**69,747**	-
Other long-term liabilities	**1,962**	1,526
	643,682	580,159
Unitholders' equity *(notes 6 and 7)*	**535,879**	529,416
	$ **1,179,561**	$ 1,109,575

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts and number of units)		Three months ended June 30 **2007**		2006		Six months ended June 30 **2007**		2006
REVENUE								
Operating	**$**	**340,634**	$	299,434	**$**	**766,676**	$	675,138
Unrealized gains on risk management		**413**		-		**475**		-
Other		**731**		188		**2,692**		2,222
		341,778		299,622		**769,843**		677,360
EXPENSES								
Cost of sales		**261,682**		226,802		**610,455**		525,440
Operating and administrative		**37,014**		35,468		**75,075**		68,487
Amortization		**11,854**		11,424		**24,046**		22,540
		310,550		273,694		**709,576**		616,467
Operating income		**31,228**		25,928		**60,267**		60,893
Interest expense								
Short-term debt		**88**		122		**148**		230
Long-term debt		**2,960**		3,253		**5,976**		6,436
Income before income taxes		**28,180**		22,553		**54,143**		54,227
Income tax expense (recovery)		**15,127**		(7,351)		**16,510**		(4,237)
Net income		**13,053**		29,904		**37,633**		58,464
Accumulated earnings, beginning of period		**426,198**		315,667		**401,618**		287,107
Accumulated earnings, end of period	**$**	**439,251**	$	345,571	**$**	**439,251**	$	345,571
Net income per unit *(note 7)*								
Basic	**$**	**0.23**	$	0.54	**$**	**0.66**	$	1.06
Diluted	**$**	**0.23**	$	0.54	**$**	**0.66**	$	1.06
Weighted average number of units outstanding (thousands) *(note 7)*								
Basic		**57,199**		55,206		**56,931**		55,009
Diluted		**57,235**		55,315		**56,966**		55,116

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)		Three months ended June 30 2007		Six months ended June 30 2007
Net income	$	13,053	$	37,633
Other comprehensive income, net of tax *(note 4)*				
Unrealized net gains on available for sale financial assets		10,383		10,399
Unrealized net loss on derivative designated as cash flow hedges		(4,570)		(4,086)
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods		(3,170)		(3,389)
		2,643		2,924
Comprehensive income	$	15,696	$	40,557
Accumulated other comprehensive loss, beginning of period	$	(2,353)		-
Adjustment resulting from adoption of new financial instrument accounting standards *(note 2)*		-		(2,634)
Other comprehensive income, net of tax		2,643		2,924
Accumulated other comprehensive income, end of period	$	290	$	290

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended June 30		Six months ended June 30	
($ thousands)	**2007**	2006	**2007**	2006
Cash from operations				
Net income	**$ 13,053**	$ 29,904	**$ 37,633**	$ 58,464
Items not involving cash:				
Amortization	**11,854**	11,424	**24,046**	22,540
Accretion of asset retirement obligations	**424**	345	**850**	687
Unit-based compensation	**157**	18	**331**	34
Future income tax expense (recovery)	**15,127**	(7,016)	**16,510**	(4,251)
Gain on sale of assets *(note 8)*	**(1,490)**	-	**(1,563)**	-
Equity income	**(317)**	(118)	**(1,693)**	(2,045)
Distribution from equity investments	**503**	725	**1,258**	1,450
Unrealized gains on risk management	**(413)**	-	**(475)**	-
Other	**300**	444	**547**	(162)
Funds from operations	**39,198**	35,726	**77,444**	76,717
Asset retirement obligations settled	**(20)**	(2)	**(140)**	(42)
Net change in non-cash working capital *(note 9)*	**7,397**	8,119	**15,396**	(7,174)
	46,575	43,843	**92,700**	69,501
Investing activities				
Increase in customer deposits	**(6,287)**	(5,448)	**(6,183)**	(2,988)
Acquisition of capital assets	**(9,875)**	(15,867)	**(20,888)**	(41,000)
Disposition of capital assets	**90**	149	**507**	328
Acquisition of energy services arrangements, contracts and relationships	**-**	(367)	**-**	(384)
Acquisition of long-term investments and other assets	**(420)**	(1,876)	**(799)**	(1,876)
Disposition of long-term investments and other assets	**375**	-	**375**	-
	(16,117)	(23,409)	**(26,988)**	(45,920)
Financing activities				
Increase (decrease) in short-term debt	**(5,655)**	(7)	**1,845**	(2,710)
Increase (decrease) in long-term debt	**(19,894)**	(4,544)	**(37,113)**	10,867
Distributions to unitholders	**(28,959)**	(27,291)	**(57,810)**	(53,571)
Net proceeds from issuance of units *(note 7)*	**13,979**	11,672	**26,449**	21,090
	(40,529)	(20,170)	**(66,629)**	(24,324)
Change in cash and cash equivalents	**(10,071)**	264	**(917)**	(743)
Cash and cash equivalents, beginning of period	**22,380**	10,678	**13,226**	11,685
Cash and cash equivalents, end of period	**$ 12,309**	$ 10,942	**$ 12,309**	$ 10,942

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of Canadian dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

Until second quarter 2007 AltaGas accounted for its investment in Taylor NGL Limited Partnership (Taylor) using the equity method. Effective second quarter 2007 AltaGas ceased to exercise significant influence over Taylor and began accounting for its investment in Taylor using the cost method. As a result, the investment in Taylor is designated as available for sale and is measured at fair value with the changes in fair value recorded in Other comprehensive income.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2006, except as described below in notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes for 2007

Effective January 1, 2007 the Trust adopted the new CICA Handbook accounting requirements for Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 1506 "Accounting Changes". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Accounting Changes

This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the interim Consolidated Financial Statements of the Trust.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. Financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement is determined by classification.

Held for trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held to maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust did not have any held to maturity financial instruments at June 30, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available for sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Available for sale instruments are initially accounted for at their fair value and changes to fair value are recorded through Other comprehensive income (OCI). Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the balance sheet at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust did not identify any embedded derivatives requiring bifurcation.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007 the Trust reclassified $1.1 million of unamortized deferred financing costs from Other current assets and Long-term investments and other assets to Long-term debt as a result of adopting the new standards. The reclassification of transaction costs has no impact on earnings. Effective January 1, 2007 the Trust began amortizing these costs using the effective interest rate method. Previously, these costs were amortized on a straight-line basis over the life of the debt.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Trust uses derivatives for hedging positions to reduce its exposure to commodity price and interest rate risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The Trust uses cash flow hedges to reduce its exposure to fluctuations in interest rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other comprehensive income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in Accumulated other comprehensive income are included in Net income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Trust is hedging its exposure to variability in future cash flows is 10.5 years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available for sale assets and cash flow hedges. In addition, as required by Section 3251, the Trust now presents separately in its Unitholders' equity note the changes for each of its components of Unitholders' equity. A new component, Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's Unitholders' equity as a result of the implementation of this new standard. (See note 6.)

Net Effect of Accounting Policy Changes

The net effect to the Trust's financial statements at January 1, 2007 resulting from the above mentioned changes in accounting policies is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	$ 59,866
Other current assets	(451)
Non-current assets	47,942
Long-term investments and other assets	(793)
Current liabilities - risk management	69,618
Long-term debt	(1,082)
Long-term liabilities - risk management	48,359
Future income tax liability	(7,450)
Unitholders' equity - Transition amount on adoption of new accounting standards, net of tax	(247)
Unitholders' equity - Accumulated other comprehensive income, net of tax	(2,634)

The unrealized gains and losses included in the Transition amount and in Accumulated other comprehensive income were recorded net of income tax recoveries of $4.6 million and $2.9 million, respectively.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected 5-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the Trust's adoption of the financial instrument accounting standards, the Trust has updated the following significant accounting policies.

Revenue recognition

In the Field Gathering and Processing segment, revenue is recorded as the services are rendered. In the Power Generation and Energy Services segments, revenue is recognized at the time the product or service is delivered. Within the Extraction and Transmission segment, extraction revenue is recognized at the time the product or service is delivered and transmission revenue is recorded as the services are rendered. Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the balance sheet. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate segment.

Transaction costs related to financial instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities and the Trust's revolving operating credit facility are expensed as incurred. For financial instruments classified as other than held for trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Recognition date

AltaGas uses settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in Net income or in Other comprehensive income as appropriate.

Designation of available for sale financial assets

Available for sale financial assets are investments in equity instruments that are not classified as held for trading, held to maturity, or loans and receivables, and that management intends to hold indefinitely. Available for sale assets are measured at fair value. The changes in fair value are recorded in Other comprehensive income until the asset is removed from the balance sheet. Available for sale assets are included in the Long-term investments and other assets classification.

Effective interest method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

4. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

At June 30, 2007 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

At June 30, 2007 the fair value of the Trust's assets and liabilities was as follows:

Summary of Fair Values

($ millions)	Current	Long-term	Total
Financial assets			
Held for trading	$ 64,921	$ 60,908	$ 125,829
Available for sale	-	36,258	36,258
Loans and receivables	131,243	12,643	143,886
	196,164	109,809	305,973
Cash flow hedges	4,199	5,581	9,780
	$ 200,363	$ 115,390	$ 315,753
Financial liabilities			
Held for trading	$ 65,820	$ 64,249	$ 130,069
Other financial liabilities	113,529	218,221	331,750
	179,349	282,470	461,819
Cash flow hedges	19,498	5,498	24,996
	$ 198,847	$ 287,968	$ 486,815

Unrealized income

The impact on net income from the adoption of the new financial instruments resulted in a negligible unrealized loss in second quarter 2007 and an unrealized loss of $0.5 million for the six months ended June 30, 2007.

Other Comprehensive Income

As a part of its hedging program, the Trust uses certain derivative financial instruments to manage risks. An after-tax unrealized gain of $3.2 million was reclassified to net income in second quarter 2007 and a $3.4 million after-tax unrealized gain was reclassified to net income in the first half of 2007. Of the $0.3 million gain deferred in Accumulated other comprehensive income at June 30, 2007, $10.4 million is expected to be reclassified to net income in the next 12 months because the long-term amounts deferred in Other comprehensive income are comprised of unrealized gains.

The available for sale assets, included in the balance sheet captions Long-term investments and other assets, are recognized at fair value, net of tax, in Other comprehensive income. In second quarter and the first half of 2007, the fair value, net of tax, increased by $10.4 million. The increase was mainly due to the designation of the Taylor investment as available for sale due to the change in accounting for the investment from the equity method to the cost method.

Effective January 1, 2007 the Trust began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously these costs were amortized on a straight-line basis over the life of the debt instrument to which they pertained. There was no material effect on the Trust's financial statements as a result of this change in policy. In the second quarter and the first six months of 2007 the charge to Net income for the amortization of transaction costs using the effective interest method was immaterial. The effective interest rate for the medium-term notes issued in 2005 and 2007 is 4.57 percent and 5.11 percent, respectively.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2011.

At June 30, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per GJ)[1]	Period (months)	Notional volume (GJ) Sales	Notional volume (GJ) Purchases	Fair Value
Commodity forward	$2.16 to $10.37	1 to 45	111,028,890	-	$ (36,264)
Commodity forward	$2.16 to $10.37	1 to 45	-	111,028,890	$ 32,069

(1) Certain of the contracts are indexed and as such a price range is not provided.

For second quarter 2007, an after-tax gain of $0.2 million was recognized from the Trust's natural gas risk management activities, and an after-tax loss of $0.1 million was recognized in the first half of 2007.

Power

Under the power purchase arrangements, AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At June 30, 2007 the Trust had no intention to terminate any contracts prior to maturity.

At June 30, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases	Fair Value
Commodity forward	$52.50 to $69.50	1 to 12	4,368	-	$ (134)
Commodity forward	$55.50 to $69.50	1 to 12	-	4,368	$ 113

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized loss of $0.1 million for the second quarter 2007 and an unrealized loss of $0.1 million for the first half of 2007.

At June 30, 2007 the Trust had the following commodity swaps and collars outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases	Fair Value
Swaps and collars	$65.00 to $84.25	3 to 18	1,922,760	-	$ (21,725)
Swaps and collars	$56.50 to $65.00	3 to 126	-	387,336	$ 6,157

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. For second quarter 2007 the Trust's foreign exchange risk management activities had an unrealized loss of $0.1 million and an unrealized loss for the first half of 2007 of $0.4 million.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. In January 2007 the Trust unwound certain of these interest rate swaps as a result of the issue of $100 million of medium-term notes and recorded a gain of $0.4 million. In the second quarter the Trust terminated the hedge relationship on certain swap agreements resulting in an immaterial unrealized gain. The remaining interest rate swaps have an average remaining term of 10 to 23 months and a weighted average interest rate of 3.56 percent. The Trust's interest rate risk management activities resulted in an unrealized gain of $0.2 million for second quarter 2007 and an unrealized gain of $0.5 million in first half of 2007. These swaps had a fair market value position of $0.5 million at June 30, 2007.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At June 30, 2007 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

5. FUTURE INCOME TAXES

On June 12, 2007 the Bill C-52 Budget Implementation Act received Third Reading and was substantively enacted by the Government of Canada, creating a new 31.5 percent tax to be applied to the distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011.

Based on the amount of the Trust's temporary differences that are anticipated to reverse after January 1, 2011, the Trust has recorded a future income tax expense of $14.5 million and increased its future income tax liability in second quarter 2007. This non-cash expense relates to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities and has no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

6. UNITHOLDERS' EQUITY

	June 30 2007	December 31 2006
Unitholders' capital *(note 7)*	**$ 490,199**	$ 463,750
Contributed surplus	**3,654**	3,322
Accumulated earnings	**439,251**	401,618
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(330,458)**	(272,464)
Distributions of common shares of AltaGas Utility Group Inc.	**(25,696)**	(25,696)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	-
Accumulated other comprehensive loss *(notes 2 and 4)*	**290**	-
	$ 535,879	$ 529,416

[1] *Accumulated distributions paid by the Trust as at June 30, 2007 were $320.7 million (as at December 31, 2006 - $262.9 million).*

7. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2006	54,313,552	$	451,795
Units issued for cash on exercise of options	1,400		32
Units issued under DRIP[1]	1,078,582		26,417
Units issued for exchangeable units	12,208		72
June 30, 2007	**55,405,742**	**$**	**478,316**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2006 issued by AltaGas Holding Limited Partnership No. 1	2,088,814	$	11,955
AltaGas Holding Limited Partnership No. 1 units redeemed for Trust units	(12,208)		(72)
June 30, 2007	**2,076,606**	**$**	**11,883**
Total Trust Units and Exchangeable Units at June 30, 2007	**57,482,348**	**$**	**490,199**

(1) *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.*

Units Outstanding[1]	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Number of units - Basic[2]	**57,199,103**	55,205,618	**56,931,021**	55,009,333
Dilutive stock options	**36,233**	109,097	**34,715**	107,002
Number of units - Diluted[2]	**57,235,336**	55,314,715	**56,965,736**	55,116,335

(1) *Includes exchangeable units.*

(2) *Weighted average.*

The Trust has a unit option plan under which employees and directors are eligible to receive grants. At June 30, 2007 10 percent of units outstanding were reserved for issuance under the plan. To June 30, 2007 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At June 30, 2007 outstanding options were exercisable at various dates to the year 2017 (December 31, 2006 - 2016). Options outstanding under the plan have a weighted average exercise price of $26.80 (December 31, 2006 - $27.23) and a weighted average remaining term of 9.17 years (December 31, 2006 - 9.23 years). At June 30, 2007 the unexpensed fair value of unit option compensation cost associated with future periods was $0.8 million (December 31, 2006 - $0.9 million).

The following table summarizes the information about the Trust's unit options:

	Number of options		Exercise price[1]
Unit options outstanding, December 31, 2006	923,550	$	27.23
Granted	247,500		25.62
Exercised	(1,400)		20.71
Cancelled	(89,000)		27.98
Unit options outstanding, June 30, 2007	**1,080,650**	**$**	**26.80**
Unit options exercisable, June 30, 2007	**161,525**	**$**	**22.64**

(1) *Weighted average.*

A summary of the unit option plan as at June 30, 2007:

	Options Outstanding				Options Exercisable		
Range of Exercise Price on Options	Number outstanding[(1)]		Exercise price[(2)]	Remaining contractual life[(3)]	Number exercisable[(1)]		Exercise price[(2)]
$5.00-$7.00	9,500	$	6.15	3.18	9,500	$	6.15
$7.01-$15.50	28,500		10.26	5.91	28,500		10.26
$15.51-$25.08	118,400		24.17	8.49	37,900		24.27
$25.09-$29.15	924,250		27.86	9.47	85,625		27.87
	1,080,650	$	26.80	9.17	161,525	$	22.64

(1) *As of June 30, 2007.*

(2) *Weighted average.*

(3) *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in second quarter 2007 in respect of this plan was $1.0 million (second quarter 2006 - $1.7 million) and $2.7 million in the six months ended June 30, 2007 (first half of 2006 - $3.4 million). At June 30, 2007 the unexpensed fair value of unit-based compensation costs related to the phantom units was $8.8 million (December 31, 2006 - $9.9 million).

8. GAIN ON SALE OF ASSETS

In second quarter 2007 AltaGas recorded a one-time gain of $1.5 million from the sale of oil and natural gas production assets for non-monetary consideration totaling $11.9 million including a promissory note of $11.6 million. The disposition also resulted in the reduction of the asset retirement obligation of $3.1 million and a future income tax recovery of $0.6 million.

9. NET CHANGE IN NON-CASH WORKING CAPITAL

The following non-cash working capital items affect cash flows from operations:

		Three Months Ended June 30				Six Months Ended June 30		
		2007		2006		**2007**		2006
Accounts receivable	**$**	**34,605**	$	20,877	**$**	**66,834**	$	80,172
Inventory		**-**		11		**(50)**		34
Other current assets		**(482)**		1,333		**6,296**		578
Accounts payable and accrued liabilities		**(31,959)**		(22,214)		**(62,657)**		(96,434)
Customer deposits		**6,287**		5,448		**6,183**		2,988
Deferred revenue		**225**		-		**423**		-
Other current liabilities		**337**		375		**(5,256)**		(4,541)
		9,013		5,830		**11,773**		(17,203)
Less: change in capital costs included in accounts payable		**(1,616)**		2,289		**3,623**		10,029
	$	**7,397**	$	8,119	**$**	**15,396**	$	(7,174)

The following cash payments have been included in the determination of earnings:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Interest paid	**$ 3,134**	$ 3,461	**$ 6,253**	$ 6,955
Income taxes paid	**$ 15**	$ 1	**$ 96**	$ 47

10. PENSION PLANS AND RETIREMENT BENEFITS

The net pension expense by plan for the period was as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Defined contribution plan	**$ 383**	$ 329	**$ 765**	$ 651
Defined benefit plan	**3**	5	**6**	8
Supplemental executive retirement plan	**259**	393	**518**	393
	$ 645	$ 727	**$ 1,289**	$ 1,052

11. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Fees for administration, management and other services paid by:				
AltaGas Utility Group Inc. (Utility Group) to the Trust	**$ 7**	$ 180	**$ 15**	$ 258
The Trust to Utility Group	**$ 127**	$ 102	**$ 265**	$ 235
Natural gas sales by the Trust to Utility Group subsidiaries	**$ 13,428**	$ 9,360	**$ 52,344**	$ 47,458
Fees for operating services paid by a Utility Group subsidiary	**$ 77**	-	**$ 143**	-
Transportation services provided by a Utility Group subsidiary	**$ 119**	$ 141	**$ 243**	$ 284
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$ 21**	$ 21	**$ 42**	$ 54

The resulting amounts due from and to related parties are non-interest bearing and are related to transaction in the normal course of business.

Included in accounts receivable at June 30, 2007 was $2.3 million (June 30, 2006 - $2.3 million) due to the Trust from related parties. Included in accounts payable at June 30, 2007 was $0.1 million (June 30, 2006 - $0.8 million) due from the Trust to related parties.

12. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;

Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements;

Energy Services – energy management and gas services for natural gas and electricity, and oil and natural gas production; and

Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

Three Months Ended
June 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 36,811	$ 33,652	$ 40,691	$ 248,574	$ 731	$ (19,094)	$ 341,365
Unrealized gains (losses) on risk management	-	-	-	-	413	-	413
Cost of sales	(1,961)	(18,387)	(17,760)	(241,627)	-	18,053	(261,682)
Operating and administrative	(22,009)	(4,435)	(466)	(4,327)	(6,818)	1,041	(37,014)
Amortization	(6,459)	(2,006)	(1,860)	(961)	(568)	-	(11,854)
Operating income	$ 6,382	$ 8,824	$ 20,605	$ 1,659	$ (6,242)	-	$ 31,228
Operating income before unrealized gains (losses) on risk management	$ 6,382	$ 8,824	$ 20,605	$ 1,659	$ (6,655)	-	$ 30,815
Net additions (reductions) to:							
Capital assets	$ 4,930	$ 1,639	$ 3,897	$ (30,104)	$ 454	-	$ (19,184)
Long-term investment and other assets	-	-	$ 324	-	$ 11,404	-	$ 11,728
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 508,133	$ 237,419	$ 121,661	$ 99,737	$ 212,611	-	$1,179,561

SEC File # 82-34911

Six Months Ended
June 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 70,041	$ 70,973	$ 84,984	$ 584,158	$ 2,692	$ (43,480)	$ 769,368
Unrealized gains (losses) on risk management	-	-	-	-	475	-	475
Cost of sales	(3,580)	(39,881)	(37,593)	(571,167)	-	41,766	(610,455)
Operating and administrative	(42,902)	(9,781)	(921)	(8,606)	(14,579)	1,714	(75,075)
Amortization	(12,979)	(4,007)	(3,721)	(2,203)	(1,136)	-	(24,046)
Operating income	$ 10,580	$ 17,304	$ 42,749	$ 2,182	$ (12,548)	-	$ 60,267
Operating income before unrealized gains (losses) on risk management	$ 10,580	$ 17,304	$ 42,749	$ 2,182	$ (13,023)	-	$ 59,792
Net additions (reductions) to:							
Capital assets	$ 6,892	$ 3,744	$ 3,897	$ (29,566)	$ 1,048	-	$ (13,985)
Long-term investment and other assets	-	-	$ 478	-	$ 11,476	-	$ 11,954
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 508,133	$ 237,419	$ 121,661	$ 99,737	$ 212,611	-	$1,179,561

Three Months Ended
June 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 33,481	$ 37,394	$ 39,563	$ 209,687	$ 236	$ (20,739)	$ 299,622
Cost of sales	(2,441)	(22,117)	(18,832)	(203,346)	-	19,934	(226,802)
Operating and administrative	(21,174)	(3,951)	(352)	(4,689)	(6,107)	805	(35,468)
Amortization	(5,836)	(1,928)	(1,827)	(1,286)	(547)	-	(11,424)
Operating income	$ 4,030	$ 9,398	$ 18,552	$ 366	$ (6,418)	-	$ 25,928
Operating income before unrealized gains (losses) on risk management	$ 4,030	$ 9,398	$ 18,552	$ 366	$ (6,418)	-	$ 25,928
Net additions (reductions) to:							
Capital assets	$ 12,974	$ 317	$ 30	$ 211	$ (145)	-	$ 13,387
Energy services arrangements, contracts and relationships	-	-	$ 421	$ (54)	-	-	$ 367
Long-term investment and other assets	-	-	$ 1,720	-	$ (513)	-	$ 1,207
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 476,292	$ 233,496	$ 121,149	$ 120,326	$ 49,343	-	$1,000,606

Six Months Ended
June 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 67,994	$ 73,537	$ 91,242	$ 482,738	$ 2,277	$ (40,428)	$ 677,360
Cost of sales	(5,060)	(43,812)	(45,612)	(470,291)	-	39,334	(525,441)
Operating and administrative	(40,453)	(8,164)	(670)	(9,103)	(11,190)	1,094	(68,486)
Amortization	(11,560)	(3,846)	(3,652)	(2,379)	(1,103)	-	(22,540)
Operating income	$ 10,921	$ 17,715	$ 41,308	$ 965	$ (10,016)	-	$ 60,893
Operating income before unrealized gains (losses) on risk management	$ 10,921	$ 17,715	$ 41,308	$ 965	$ (10,016)	-	$ 60,893
Net additions (reductions) to:							
Capital assets	$ 27,636	$ 749	$ 1,274	$ 417	$ 360	-	$ 30,436
Energy services arrangements, contracts and relationships	-	-	$ 421	$ (37)	-	-	$ 384
Long-term investment and other assets	-	-	$ 1,720	-	$ 631	-	$ 2,351
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 476,292	$ 233,496	$ 121,149	$ 120,326	$ 49,343	-	$1,000,606

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

14. SUBSEQUENT EVENTS

AltaGas, through its partnership in GreenWing Energy Development Limited Partnership, submitted three non-binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal on July 17, 2007. Responses to the bids are expected in September 2007.

AltaGas expects to file a final short-form base shelf prospectus to facilitate the issuance of trust units or unsecured debt securities on August 8, 2007. This shelf has a 25-month life and permits the Trust to issue up to an aggregate of $500 million of securities.

AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. No gain or loss is expected to result from the sale, which is effective July 1, 2007 and is subject to normal regulatory approvals.

The Trust suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.

AltaGas signed an agreement to purchase a 50 percent interest in the Sarnia Airport Pool Storage Project. Once developed, the Sarnia Airport Pool Storage Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is in the early development stage and is subject to various regulatory and environmental approvals. The project is targeted to be in full operation by mid-2009.

Bear Mountain Wind Limited Partnership (BMWLP), a partnership in which AltaGas owned 50 percent, signed agreements with AltaGas, Aeolis Wind Power Corporation (Aeolis) and Peace Energy A Renewable Energy Cooperative

(Peace) to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. These loan repayments, along with similar amounts loaned by AltaGas, now form additional investments by AltaGas in BMWLP. As a result, AltaGas now owns 100 percent of BMWLP.

SEC File # 82-34911

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	**Q2-07**	Q1-07	Q4-06	Q3-06	Q2-06
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Field Gathering and Processing	**34.9**	31.6	34.4	32.4	31.0
Extraction and Transmission	**15.3**	15.8	15.6	17.9	15.3
Power Generation	**22.9**	24.5	27.8	26.2	20.7
Energy Services	**6.9**	6.0	6.1	6.1	6.4
Corporate	**1.1**	2.0	1.6	0.5	0.2
Intersegment Elimination	**(1.0)**	(0.6)	(0.9)	(0.6)	(0.8)
	80.1	79.3	84.6	82.5	72.8
EBITDA[2]					
Field Gathering and Processing	**12.9**	10.7	13.8	13.3	9.9
Extraction and Transmission	**10.8**	10.5	9.1	12.3	11.3
Power Generation	**22.5**	24.0	27.4	26.0	20.3
Energy Services	**2.7**	1.7	1.5	2.7	1.7
Corporate	**(5.8)**	(5.7)	(7.3)	(9.2)	(5.8)
	43.1	41.2	44.5	45.1	37.4
Operating Income[2]					
Field Gathering and Processing	**6.4**	4.2	7.0	7.5	4.0
Extraction and Transmission	**8.8**	8.5	7.1	10.4	9.4
Power Generation	**20.6**	22.1	25.5	24.1	18.5
Energy Services	**1.7**	0.5	0.2	1.6	0.4
Corporate	**(6.3)**	(6.3)	(7.8)	(9.9)	(6.3)
	31.2	29.0	32.0	33.7	26.0
OPERATING HIGHLIGHTS					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,021**	1,021	1,021	1,021	1,002
Throughput (gross Mmcf/d)[4]	**534**	552	549	537	565
Capacity utilization (%)[4]	**52**	54	54	53	56
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[3]	**554**	554	554	539	539
Extraction volumes (Bbls/d)[4]	**19,822**	22,622	20,512	19,880	18,976
Transmission volumes (Mmcf/d)[4][5]	**407**	408	412	388	399
Power Generation					
Volume of power sold (thousands of MWh)[4]	**650**	666	711	669	656
Average price received on sale of power ($/MWh)[4]	**62.62**	66.54	83.45	72.88	60.26
Alberta Power Pool average spot price ($/MWh)[4]	**49.97**	63.62	116.81	94.87	53.59
Energy Services					
Energy management service contracts[3]	**1,442**	1,413	1,394	1,342	1,289
Average volumes transacted (GJ/d)[4]	**356,380**	407,272	349,218	325,419	322,420

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure. See Non-GAAP Financial Measures section of the Management Discussion & Analysis.*

(3) *As at period end.*

(4) *Average for the period.*

(5) *Excludes condensate pipeline volumes.*

SEC File # 82-34911

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

RECEIVED

2007 AUG 24 A 2:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

ALTAGAS SELLS STAKE IN IKHIL JOINT VENTURE TO ALTAGAS UTILITY GROUP INC. FOR $9 MILLION

Calgary, Alberta (August 1, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. (Utility Group) for $9 million.

The Ikhil Joint Venture owns two natural gas wells in the Ikhil gas field located approximately 50 kilometres northwest of Inuvik in the Northwest Territories. It is the sole source of supply for Inuvik Gas Limited, one of three natural gas distribution systems owned by Utility Group. The wells produce an average of approximately 1.5 Mmcf/d of sweet dry gas into a field processing facility that cools the gas and delivers it to the town of Inuvik through a 6-inch pipeline, both owned by the Joint Venture.

"The sale of our interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. completes our current divestiture plan of non-core production assets," said David Cornhill, Chairman, President and CEO of the Trust. "The proceeds from the sale of the Trust's interest in the Ikhil Joint Venture and the sale of the Cedar assets will reduce debt by more than $20 million."

No gain or loss is expected to result from the sale, which is effective July 1, 2007 and is subject to normal regulatory approvals.

AltaGas Income Trust owns approximately 27 percent of AltaGas Utility Group Inc., which trades on the Toronto Stock Exchange under the symbol AUI.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should

assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS SUSPENDS PREMIUM COMPONENT OF DISTRIBUTION REINVESTMENT PLAN

Calgary, Alberta (August 1, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) has suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the Plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP, please see the AltaGas website at: www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON SECOND QUARTER RESULTS ON AUGUST 8, 2007

Calgary, Alberta (July 30, 2007) -- AltaGas Income Trust (AltaGas or the Trust) will announce its second quarter results on Wednesday, August 8, 2007. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. MDT (4:00 p.m. EDT)
Dial-in:	416-641-6131 or toll free at 1-866-226-1792
Webcast:	http://events.onlinebroadcasting.com/altagas/080807/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or 1-800-408-3053. The passcode is 3228628. The replay will expire at midnight (Eastern) on August 15, 2007. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

Rubrique 1 Dénomination et adresse de la Société :

AltaGas Income Trust (« **AltaGas** »)
1700, 355 – 4th Avenue S.W.
Calgary (Alberta)
T2P 0J1

Rubrique 2 Date du changement important :

Le 10 avril 2007.

Rubrique 3 Communiqué de presse :

Le communiqué de presse annonçant le changement important, dont une copie est jointe aux présentes en annexe A, a été diffusé le 10 avril 2007 par l'intermédiaire de CCN Matthews.

Rubrique 4 Résumé du changement important :

AltaGas construira un nouveau gazoduc afin de transporter 90 millions de pieds cubes par jour de gaz naturel de la région de Noel (Colombie-Britannique) jusqu'à son installation de traitement du gaz naturel de Pouce Coupe, dans le nord-ouest de l'Alberta. AltaGas augmentera également sa capacité de traitement du gaz corrosif de 90 millions de pieds cubes par jour à l'installation de Pouce Coupe, qui peut actuellement traiter 8 millions de pieds cubes de gaz non corrosif quotidiennement. Le gaz acide recueilli des résidus du gaz corrosif traité à Pouce Coupe sera réinjecté dans des puits en place à proximité de l'installation, ce qui minimisera les émissions de soufre de cette dernière. La construction du gazoduc de Noel et l'agrandissement de l'installation de Pouce Coupe devraient coûter au total environ 90 millions de dollars. Les projets sont soumis à l'approbation des autorités de réglementation provinciales et fédérale. La construction est censée débuter au milieu de l'année 2007 et la mise en service devrait avoir lieu en avril 2008.

Rubrique 5 Description circonstanciée du changement important :

Se reporter à la rubrique 4 ci-dessus et à l'annexe A jointe aux présentes.

Rubrique 6 Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102 :

Sans objet.

Rubrique 7 Information omise :

Sans objet.

Rubrique 8 Membre de la haute direction :

Pour plus d'information, veuillez communiquer avec Dennis A. Dawson, vice-président, chef du contentieux et secrétaire général, à l'adresse mentionnée ci-dessus ou au 403 691-7534.

Rubrique 9 Date de la déclaration :

SEC File # 82-34911

Le 19 avril 2007.

ANNEXE A
COMMUNIQUÉ DE PRESSE

ALTAGAS INCOME TRUST CONSTRUIRA UN NOUVEAU GAZODUC PARTANT DE LA COLOMBIE-BRITANNIQUE ET AUGMENTERA LA CAPACITÉ DE SON USINE DE POUCE COUPE DE 90 MILLIONS DE PIEDS CUBES

Calgary, Alberta (le 10 avril 2007) – AltaGas Income Trust (AltaGas ou la Fiducie) (TSX : ALA.UN) a annoncé aujourd'hui qu'elle construira un nouveau gazoduc afin de transporter 90 millions de pieds cubes par jour de gaz naturel de la région de Noel (Colombie-Britannique) jusqu'à son installation de traitement du gaz naturel de Pouce Coupe, dans le nord-ouest de l'Alberta. AltaGas augmentera également sa capacité de traitement du gaz corrosif de 90 millions de pieds cubes par jour à l'installation de Pouce Coupe, qui peut actuellement traiter 8 millions de pieds cubes de gaz non corrosif quotidiennement. Le gaz acide recueilli des résidus du gaz corrosif traité à Pouce Coupe sera réinjecté dans des puits en place à proximité de l'installation, ce qui minimisera les émissions de soufre de cette dernière. La construction du gazoduc de Noel et l'agrandissement de l'installation de Pouce Coupe devraient coûter au total environ 90 millions de dollars.

« AltaGas est enthousiasmée par ses projets de construction du gazoduc de Noel et d'agrandissement de son usine de Pouce Coupe », a déclaré David Cornhill, président du conseil, président et chef de la direction d'Altagas. Il a ajouté : « La région de Noel est un secteur sous-développé ayant un fort potentiel de réserves de gaz corrosif. Ces projets fourniront aux producteurs de la région de Noel le meilleur moyen de traiter leur gaz de façon concurrentielle, économique et écologique. L'usine de Pouce Coupe utilisera l'injection de gaz acide pour minimiser les émissions causées par le traitement du gaz.»

« Ces projets cadrent avec la stratégie d'Altagas concernant notre secteur de collecte et de traitement sur place. Lorsqu'ils seront réalisés, ils devraient augmenter de plus de 10 % notre production dans ce secteur. »

Le projet découle d'un contrat exécutoire pour la collecte et le traitement du gaz conclu avec Devon Canada Corporation (Devon). Devon est en train de forer des puits à l'intérieur de la zone de collecte du système de canalisation. Le contrat exécutoire est assujetti à certaines conditions économiques et réglementaires préalables. La capacité supplémentaire du gazoduc de Noel et de l'installation agrandie de Pouce Coupe sera mise à la disposition d'autres producteurs de gaz naturel.

On prévoit actuellement construire un gazoduc d'un diamètre de 12 pouces à partir du nord de la région de Noel. Entre la frontière de la Colombie-Britannique et l'usine de Pouce Coupe en Alberta, le diamètre du gazoduc sera de 16 pouces.

Les projets sont soumis à l'approbation des autorités de réglementation provinciales et fédérale. La construction est censée débuter au milieu de l'année 2007 et la mise en service devrait avoir lieu en avril 2008.

AltaGas Income Trust est l'une des organisations d'infrastructure et de services énergétiques intégrés les plus importantes et les plus dynamiques au Canada. La Fiducie crée de la valeur en faisant croître et en optimisant ses actifs et ses services dans la chaîne de valeur de l'énergie afin de répondre à la demande énergétique de l'Amérique du Nord. Depuis 1994, AltaGas Income Trust a étendu ses activités de sorte à inclure la collecte, le traitement et le transport du gaz

naturel, l'extraction de l'éthane et des liquides du gaz naturel, la production d'énergie, la mise en marché du gaz naturel et des liquides du gaz naturel, ainsi que des services de vente d'énergie aux utilisateurs finaux commerciaux, industriels et institutionnels du Canada.

Les parts d'AltaGas Income Trust sont inscrites à la Bourse de Toronto sous le symbole ALA.UN. La Fiducie est inscrite à l'indice composé S&P/TSX, à l'indice plafonné de fiducies de revenu S&PTSX et à l'indice plafonné de fiducie de l'énergie S&P/TSX.

Le présent communiqué de presse contient des énoncés prospectifs. Ces énoncés, lorsqu'ils se rapportent à la Fiducie ou à un membre du groupe de la Fiducie, se reconnaissent à l'emploi de termes comme « pouvoir », « prévoir », « s'attendre à », « proposer », « souhaiter », « planifier », « estimer » et autres expressions similaires et à l'emploi du futur et du conditionnel. En particulier, le présent communiqué de presse contient des énoncés prospectifs concernant, entre autres, les objectifs opérationnels, la croissance prévue, les résultats des activités d'exploitation, le rendement, les projets et les occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus qui pourraient faire en sorte que les résultats ou les événements réels soit nettement différents de ceux prévus dans ces énoncés prospectifs. Ils reflètent les opinions actuelles de la Fiducie au sujet d'événements futurs fondés sur des facteurs et des hypothèses importants et sont assujettis à certains risques et incertitudes, notamment la fluctuation du marché, la concurrence, les nouvelles mesures gouvernementales ou réglementaires, les conditions économiques générales et d'autres facteurs établis dans les documents d'information publics de la Fiducie. Plusieurs facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie divergent de ceux décrits dans le présent communiqué de presse, notamment ceux mentionnés ci-dessus. Ces facteurs ne sont pas exhaustifs. Si un ou plusieurs de ces risques ou incertitudes se concrétisaient, ou si les hypothèses sous-jacentes aux énoncés prospectifs se révélaient incorrectes, les résultats réels pourraient être sensiblement différents de ceux décrits dans le présent communiqué de presse comme étant prévus, attendus, proposés, souhaités, planifiés ou estimés, et il ne faut pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent communiqué de presse. Ces énoncés s'appliquent uniquement à la date du présent communiqué de presse. La Fiducie n'a pas l'intention ni l'obligation de mettre à jour ces énoncés prospectifs. Les énoncés prospectifs que contient le présent communiqué de presse sont expressément visés par le présent avertissement.

Pour plus d'information, veuillez communiquer avec :

Médias	Investisseurs	Site Web : www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Relations avec les investisseurs
403 691-7534	403 691-7136	1 877 691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

Form 52-109F2 - Certification of Interim Filings

I, Richard M. Alexander, Executive Vice President, Chief Operating Officer and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

"Signed"

Richard M. Alexander
Executive Vice President, Chief Operating
Officer and Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 7, 2007

"Signed"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

SEC File # 82-34911

Consolidated Balance Sheets

(unaudited)

($ thousands)	June 30 2007	December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	**$ 12,309**	$ 13,226
Accounts receivable	**157,699**	224,533
Inventory	**111**	61
Customer deposits	**22,487**	16,304
Risk management *(note 4)*	**69,120**	-
Other	**2,981**	9,277
	264,707	263,401
Capital assets	**660,427**	677,941
Energy service arrangements, contracts and relationships	**99,523**	103,330
Goodwill	**18,260**	18,260
Risk management *(note 4)*	**66,488**	-
Long-term investments and other assets	**70,156**	46,643
	$ 1,179,561	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 138,225**	$ 200,882
Distributions payable to unitholders	**9,772**	9,588
Short-term debt	**1,845**	-
Current portion of long-term debt	**1,192**	1,147
Customer deposits	**22,487**	16,304
Deferred revenue	**1,211**	788
Risk management *(note 4)*	**85,318**	-
Other	**5,726**	10,982
	265,776	239,691
Long-term debt	**226,663**	264,340
Asset retirement obligations	**20,317**	23,350
Future income taxes *(note 5)*	**59,217**	51,252
Risk management *(note 4)*	**69,747**	-
Other long-term liabilities	**1,962**	1,526
	643,682	580,159
Unitholders' equity *(notes 6 and 7)*	**535,879**	529,416
	$ 1,179,561	$ 1,109,575

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts and number of units)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
REVENUE				
Operating	**$ 340,634**	$ 299,434	**$ 766,676**	$ 675,138
Unrealized gains on risk management	**413**	-	**475**	-
Other	**731**	188	**2,692**	2,222
	341,778	299,622	**769,843**	677,360
EXPENSES				
Cost of sales	**261,682**	226,802	**610,455**	525,440
Operating and administrative	**37,014**	35,468	**75,075**	68,487
Amortization	**11,854**	11,424	**24,046**	22,540
	310,550	273,694	**709,576**	616,467
Operating income	**31,228**	25,928	**60,267**	60,893
Interest expense				
Short-term debt	**88**	122	**148**	230
Long-term debt	**2,960**	3,253	**5,976**	6,436
Income before income taxes	**28,180**	22,553	**54,143**	54,227
Income tax expense (recovery)	**15,127**	(7,351)	**16,510**	(4,237)
Net income	**13,053**	29,904	**37,633**	58,464
Accumulated earnings, beginning of period	**426,198**	315,667	**401,618**	287,107
Accumulated earnings, end of period	**$ 439,251**	$ 345,571	**$ 439,251**	$ 345,571
Net income per unit *(note 7)*				
Basic	**$ 0.23**	$ 0.54	**$ 0.66**	$ 1.06
Diluted	**$ 0.23**	$ 0.54	**$ 0.66**	$ 1.06
Weighted average number of units outstanding (thousands) *(note 7)*				
Basic	**57,199**	55,206	**56,931**	55,009
Diluted	**57,235**	55,315	**56,966**	55,116

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)		Three months ended June 30 2007		Six months ended June 30 2007
Net income	$	13,053	$	37,633
Other comprehensive income, net of tax *(note 4)*				
Unrealized net gains on available for sale financial assets		10,383		10,399
Unrealized net loss on derivative designated as cash flow hedges		(4,570)		(4,086)
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods		(3,170)		(3,389)
		2,643		2,924
Comprehensive income	$	15,696	$	40,557
Accumulated other comprehensive loss, beginning of period	$	(2,353)		-
Adjustment resulting from adoption of new financial instrument accounting standards *(note 2)*		-		(2,634)
Other comprehensive income, net of tax		2,643		2,924
Accumulated other comprehensive income, end of period	$	290	$	290

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended June 30		Six months ended June 30	
($ thousands)	**2007**	2006	**2007**	2006
Cash from operations				
Net income	**$ 13,053**	$ 29,904	**$ 37,633**	$ 58,464
Items not involving cash:				
Amortization	**11,854**	11,424	**24,046**	22,540
Accretion of asset retirement obligations	**424**	345	**850**	687
Unit-based compensation	**157**	18	**331**	34
Future income tax expense (recovery)	**15,127**	(7,016)	**16,510**	(4,251)
Gain on sale of assets *(note 8)*	**(1,490)**	-	**(1,563)**	-
Equity income	**(317)**	(118)	**(1,693)**	(2,045)
Distribution from equity investments	**503**	725	**1,258**	1,450
Unrealized gains on risk management	**(413)**	-	**(475)**	-
Other	**300**	444	**547**	(162)
Funds from operations	**39,198**	35,726	**77,444**	76,717
Asset retirement obligations settled	**(20)**	(2)	**(140)**	(42)
Net change in non-cash working capital *(note 9)*	**7,397**	8,119	**15,396**	(7,174)
	46,575	43,843	**92,700**	69,501
Investing activities				
Increase in customer deposits	**(6,287)**	(5,448)	**(6,183)**	(2,988)
Acquisition of capital assets	**(9,875)**	(15,867)	**(20,888)**	(41,000)
Disposition of capital assets	**90**	149	**507**	328
Acquisition of energy services arrangements, contracts and relationships	**-**	(367)	**-**	(384)
Acquisition of long-term investments and other assets	**(420)**	(1,876)	**(799)**	(1,876)
Disposition of long-term investments and other assets	**375**	-	**375**	-
	(16,117)	(23,409)	**(26,988)**	(45,920)
Financing activities				
Increase (decrease) in short-term debt	**(5,655)**	(7)	**1,845**	(2,710)
Increase (decrease) in long-term debt	**(19,894)**	(4,544)	**(37,113)**	10,867
Distributions to unitholders	**(28,959)**	(27,291)	**(57,810)**	(53,571)
Net proceeds from issuance of units *(note 7)*	**13,979**	11,672	**26,449**	21,090
	(40,529)	(20,170)	**(66,629)**	(24,324)
Change in cash and cash equivalents	**(10,071)**	264	**(917)**	(743)
Cash and cash equivalents, beginning of period	**22,380**	10,678	**13,226**	11,685
Cash and cash equivalents, end of period	**$ 12,309**	$ 10,942	**$ 12,309**	$ 10,942

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of Canadian dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

Until second quarter 2007 AltaGas accounted for its investment in Taylor NGL Limited Partnership (Taylor) using the equity method. Effective second quarter 2007 AltaGas ceased to exercise significant influence over Taylor and began accounting for its investment in Taylor using the cost method. As a result, the investment in Taylor is designated as available for sale and is measured at fair value with the changes in fair value recorded in Other comprehensive income.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2006, except as described below in notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes for 2007

Effective January 1, 2007 the Trust adopted the new CICA Handbook accounting requirements for Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 1506 "Accounting Changes". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Accounting Changes

This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the interim Consolidated Financial Statements of the Trust.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. Financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement is determined by classification.

Held for trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held to maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust did not have any held to maturity financial instruments at June 30, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available for sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Available for sale instruments are initially accounted for at their fair value and changes to fair value are recorded through Other comprehensive income (OCI). Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the balance sheet at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust did not identify any embedded derivatives requiring bifurcation.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007 the Trust reclassified $1.1 million of unamortized deferred financing costs from Other current assets and Long-term investments and other assets to Long-term debt as a result of adopting the new standards. The reclassification of transaction costs has no impact on earnings. Effective January 1, 2007 the Trust began amortizing these costs using the effective interest rate method. Previously, these costs were amortized on a straight-line basis over the life of the debt.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Trust uses derivatives for hedging positions to reduce its exposure to commodity price and interest rate risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The Trust uses cash flow hedges to reduce its exposure to fluctuations in interest rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other comprehensive income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in Accumulated other comprehensive income are included in Net income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Trust is hedging its exposure to variability in future cash flows is 10.5 years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available for sale assets and cash flow hedges. In addition, as required by Section 3251, the Trust now presents separately in its Unitholders' equity note the changes for each of its components of Unitholders' equity. A new component, Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's Unitholders' equity as a result of the implementation of this new standard. (See note 6.)

Net Effect of Accounting Policy Changes

The net effect to the Trust's financial statements at January 1, 2007 resulting from the above mentioned changes in accounting policies is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	$ 59,866
Other current assets	(451)
Non-current assets	47,942
Long-term investments and other assets	(793)
Current liabilities - risk management	69,618
Long-term debt	(1,082)
Long-term liabilities - risk management	48,359
Future income tax liability	(7,450)
Unitholders' equity - Transition amount on adoption of new accounting standards, net of tax	(247)
Unitholders' equity - Accumulated other comprehensive income, net of tax	(2,634)

The unrealized gains and losses included in the Transition amount and in Accumulated other comprehensive income were recorded net of income tax recoveries of $4.6 million and $2.9 million, respectively.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected 5-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the Trust's adoption of the financial instrument accounting standards, the Trust has updated the following significant accounting policies.

Revenue recognition

In the Field Gathering and Processing segment, revenue is recorded as the services are rendered. In the Power Generation and Energy Services segments, revenue is recognized at the time the product or service is delivered. Within the Extraction and Transmission segment, extraction revenue is recognized at the time the product or service is delivered and transmission revenue is recorded as the services are rendered. Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the balance sheet. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate segment.

Transaction costs related to financial instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities and the Trust's revolving operating credit facility are expensed as incurred. For financial instruments classified as other than held for trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Recognition date

AltaGas uses settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in Net income or in Other comprehensive income as appropriate.

Designation of available for sale financial assets

Available for sale financial assets are investments in equity instruments that are not classified as held for trading, held to maturity, or loans and receivables, and that management intends to hold indefinitely. Available for sale assets are measured at fair value. The changes in fair value are recorded in Other comprehensive income until the asset is removed from the balance sheet. Available for sale assets are included in the Long-term investments and other assets classification.

Effective interest method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

4. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

At June 30, 2007 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

At June 30, 2007 the fair value of the Trust's assets and liabilities was as follows:

Summary of Fair Values

($ millions)	Current	Long-term	Total
Financial assets			
Held for trading	$ 64,921	$ 60,908	$ 125,829
Available for sale	-	36,258	36,258
Loans and receivables	131,243	12,643	143,886
	196,164	109,809	305,973
Cash flow hedges	4,199	5,581	9,780
	$ 200,363	$ 115,390	$ 315,753
Financial liabilities			
Held for trading	$ 65,820	$ 64,249	$ 130,069
Other financial liabilities	113,529	218,221	331,750
	179,349	282,470	461,819
Cash flow hedges	19,498	5,498	24,996
	$ 198,847	$ 287,968	$ 486,815

Unrealized income

The impact on net income from the adoption of the new financial instruments resulted in a negligible unrealized loss in second quarter 2007 and an unrealized loss of $0.5 million for the six months ended June 30, 2007.

Other Comprehensive Income

As a part of its hedging program, the Trust uses certain derivative financial instruments to manage risks. An after-tax unrealized gain of $3.2 million was reclassified to net income in second quarter 2007 and a $3.4 million after-tax unrealized gain was reclassified to net income in the first half of 2007. Of the $0.3 million gain deferred in Accumulated other comprehensive income at June 30, 2007, $10.4 million is expected to be reclassified to net income in the next 12 months because the long-term amounts deferred in Other comprehensive income are comprised of unrealized gains.

The available for sale assets, included in the balance sheet captions Long-term investments and other assets, are recognized at fair value, net of tax, in Other comprehensive income. In second quarter and the first half of 2007, the fair value, net of tax, increased by $10.4 million. The increase was mainly due to the designation of the Taylor investment as available for sale due to the change in accounting for the investment from the equity method to the cost method.

Effective January 1, 2007 the Trust began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously these costs were amortized on a straight-line basis over the life of the debt instrument to which they pertained. There was no material effect on the Trust's financial statements as a result of this change in policy. In the second quarter and the first six months of 2007 the charge to Net income for the amortization of transaction costs using the effective interest method was immaterial. The effective interest rate for the medium-term notes issued in 2005 and 2007 is 4.57 percent and 5.11 percent, respectively.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2011.

At June 30, 2007 the Trust had the following contracts outstanding:

			Notional volume (GJ)		
Derivative Instruments	Fixed price (per GJ)[1]	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$2.16 to $10.37	1 to 45	111,028,890	-	$ (36,264)
Commodity forward	$2.16 to $10.37	1 to 45	-	111,028,890	$ 32,069

(1) Certain of the contracts are indexed and as such a price range is not provided.

For second quarter 2007, an after-tax gain of $0.2 million was recognized from the Trust's natural gas risk management activities, and an after-tax loss of $0.1 million was recognized in the first half of 2007.

Power

Under the power purchase arrangements, AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At June 30, 2007 the Trust had no intention to terminate any contracts prior to maturity.

At June 30, 2007 the Trust had the following contracts outstanding:

			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Commodity forward	$52.50 to $69.50	1 to 12	4,368	-	$ (134)
Commodity forward	$55.50 to $69.50	1 to 12	-	4,368	$ 113

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized loss of $0.1 million for the second quarter 2007 and an unrealized loss of $0.1 million for the first half of 2007.

At June 30, 2007 the Trust had the following commodity swaps and collars outstanding:

			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair Value
Swaps and collars	$65.00 to $84.25	3 to 18	1,922,760	-	$ (21,725)
Swaps and collars	$56.50 to $65.00	3 to 126	-	387,336	$ 6,157

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. For second quarter 2007 the Trust's foreign exchange risk management activities had an unrealized loss of $0.1 million and an unrealized loss for the first half of 2007 of $0.4 million.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. In January 2007 the Trust unwound certain of these interest rate swaps as a result of the issue of $100 million of medium-term notes and recorded a gain of $0.4 million. In the second quarter the Trust terminated the hedge relationship on certain swap agreements resulting in an immaterial unrealized gain. The remaining interest rate swaps have an average remaining term of 10 to 23 months and a weighted average interest rate of 3.56 percent. The Trust's interest rate risk management activities resulted in an unrealized gain of $0.2 million for second quarter 2007 and an unrealized gain of $0.5 million in first half of 2007. These swaps had a fair market value position of $0.5 million at June 30, 2007.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At June 30, 2007 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

5. FUTURE INCOME TAXES

On June 12, 2007 the Bill C-52 Budget Implementation Act received Third Reading and was substantively enacted by the Government of Canada, creating a new 31.5 percent tax to be applied to the distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011.

Based on the amount of the Trust's temporary differences that are anticipated to reverse after January 1, 2011, the Trust has recorded a future income tax expense of $14.5 million and increased its future income tax liability in second quarter 2007. This non-cash expense relates to temporary differences between the accounting and tax basis of AltaGas' assets and liabilities and has no immediate impact on cash flows. A tax rate of nil was applied to any temporary differences reversing before 2011.

The anticipated amount and timing of reversals of temporary differences will be dependent on the Trust's actual results, distributions and actual acquisition and disposition of assets and liabilities. As a result, a change in estimates or assumptions could materially affect the estimate of the future tax liability.

6. UNITHOLDERS' EQUITY

	June 30 2007	December 31 2006
Unitholders' capital *(note 7)*	**$ 490,199**	$ 463,750
Contributed surplus	**3,654**	3,322
Accumulated earnings	**439,251**	401,618
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[(1)]	**(330,458)**	(272,464)
Distributions of common shares of AltaGas Utility Group Inc.	**(25,696)**	(25,696)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	-
Accumulated other comprehensive loss *(notes 2 and 4)*	**290**	-
	$ 535,879	$ 529,416

[(1)] Accumulated distributions paid by the Trust as at June 30, 2007 were $320.7 million (as at December 31, 2006 - $262.9 million).

7. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2006	54,313,552	$	451,795
Units issued for cash on exercise of options	1,400		32
Units issued under DRIP[1]	1,078,582		26,417
Units issued for exchangeable units	12,208		72
June 30, 2007	**55,405,742**	**$**	**478,316**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2006 issued by AltaGas Holding Limited Partnership No. 1	2,088,814	$	11,955
AltaGas Holding Limited Partnership No. 1 units redeemed for Trust units	(12,208)		(72)
June 30, 2007	**2,076,606**	**$**	**11,883**
Total Trust Units and Exchangeable Units at June 30, 2007	**57,482,348**	**$**	**490,199**

[1] *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.*

Units Outstanding[1]	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Number of units - Basic[2]	**57,199,103**	55,205,618	**56,931,021**	55,009,333
Dilutive stock options	**36,233**	109,097	**34,715**	107,002
Number of units - Diluted[2]	**57,235,336**	55,314,715	**56,965,736**	55,116,335

[1] *Includes exchangeable units.*

[2] *Weighted average.*

The Trust has a unit option plan under which employees and directors are eligible to receive grants. At June 30, 2007 10 percent of units outstanding were reserved for issuance under the plan. To June 30, 2007 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At June 30, 2007 outstanding options were exercisable at various dates to the year 2017 (December 31, 2006 - 2016). Options outstanding under the plan have a weighted average exercise price of $26.80 (December 31, 2006 - $27.23) and a weighted average remaining term of 9.17 years (December 31, 2006 - 9.23 years). At June 30, 2007 the unexpensed fair value of unit option compensation cost associated with future periods was $0.8 million (December 31, 2006 - $0.9 million).

The following table summarizes the information about the Trust's unit options:

	Number of options		Exercise price[1]
Unit options outstanding, December 31, 2006	923,550	$	27.23
Granted	247,500		25.62
Exercised	(1,400)		20.71
Cancelled	(89,000)		27.98
Unit options outstanding, June 30, 2007	**1,080,650**	**$**	**26.80**
Unit options exercisable, June 30, 2007	**161,525**	**$**	**22.64**

[1] *Weighted average.*

A summary of the unit option plan as at June 30, 2007:

	Options Outstanding				Options Exercisable	
Range of Exercise Price on Options	Number outstanding(1)		Exercise price(2)	Remaining contractual life(3)	Number exercisable(1)	Exercise price(2)
$5.00-$7.00	9,500	$	6.15	3.18	9,500	$ 6.15
$7.01-$15.50	28,500		10.26	5.91	28,500	10.26
$15.51-$25.08	118,400		24.17	8.49	37,900	24.27
$25.09-$29.15	924,250		27.86	9.47	85,625	27.87
	1,080,650	$	26.80	9.17	161,525	$ 22.64

(1) *As of June 30, 2007.*

(2) *Weighted average.*

(3) *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in second quarter 2007 in respect of this plan was $1.0 million (second quarter 2006 - $1.7 million) and $2.7 million in the six months ended June 30, 2007 (first half of 2006 - $3.4 million). At June 30, 2007 the unexpensed fair value of unit-based compensation costs related to the phantom units was $8.8 million (December 31, 2006 - $9.9 million).

8. GAIN ON SALE OF ASSETS

In second quarter 2007 AltaGas recorded a one-time gain of $1.5 million from the sale of oil and natural gas production assets for non-monetary consideration totaling $11.9 million including a promissory note of $11.6 million. The disposition also resulted in the reduction of the asset retirement obligation of $3.1 million and a future income tax recovery of $0.6 million.

9. NET CHANGE IN NON-CASH WORKING CAPITAL

The following non-cash working capital items affect cash flows from operations:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Accounts receivable	**$ 34,605**	$ 20,877	**$ 66,834**	$ 80,172
Inventory	**-**	11	**(50)**	34
Other current assets	**(482)**	1,333	**6,296**	578
Accounts payable and accrued liabilities	**(31,959)**	(22,214)	**(62,657)**	(96,434)
Customer deposits	**6,287**	5,448	**6,183**	2,988
Deferred revenue	**225**	-	**423**	-
Other current liabilities	**337**	375	**(5,256)**	(4,541)
	9,013	5,830	**11,773**	(17,203)
Less: change in capital costs included in accounts payable	**(1,616)**	2,289	**3,623**	10,029
	$ 7,397	$ 8,119	**$ 15,396**	$ (7,174)

The following cash payments have been included in the determination of earnings:

	Three Months Ended	June 30	Six Months Ended	June 30
	2007	2006	**2007**	2006
Interest paid	**$ 3,134**	$ 3,461	**$ 6,253**	$ 6,955
Income taxes paid	**$ 15**	$ 1	**$ 96**	$ 47

10. PENSION PLANS AND RETIREMENT BENEFITS

The net pension expense by plan for the period was as follows:

	Three Months Ended	June 30	Six Months Ended	June 30
	2007	2006	**2007**	2006
Defined contribution plan	**$ 383**	$ 329	**$ 765**	$ 651
Defined benefit plan	**3**	5	**6**	8
Supplemental executive retirement plan	**259**	393	**518**	393
	$ 645	$ 727	**$ 1,289**	$ 1,052

11. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

	Three Months Ended	June 30	Six Months Ended	June 30
	2007	2006	**2007**	2006
Fees for administration, management and other services paid by:				
AltaGas Utility Group Inc. (Utility Group) to the Trust	**$ 7**	$ 180	**$ 15**	$ 258
The Trust to Utility Group	**$ 127**	$ 102	**$ 265**	$ 235
Natural gas sales by the Trust to Utility Group subsidiaries	**$ 13,428**	$ 9,360	**$ 52,344**	$ 47,458
Fees for operating services paid by a Utility Group subsidiary	**$ 77**	-	**$ 143**	-
Transportation services provided by a Utility Group subsidiary	**$ 119**	$ 141	**$ 243**	$ 284
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$ 21**	$ 21	**$ 42**	$ 54

The resulting amounts due from and to related parties are non-interest bearing and are related to transaction in the normal course of business.

Included in accounts receivable at June 30, 2007 was $2.3 million (June 30, 2006 - $2.3 million) due to the Trust from related parties. Included in accounts payable at June 30, 2007 was $0.1 million (June 30, 2006 - $0.8 million) due from the Trust to related parties.

12. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing	– natural gas gathering lines and processing facilities;
Extraction and Transmission	– ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements;
Energy Services	– energy management and gas services for natural gas and electricity, and oil and natural gas production; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

Three Months Ended
June 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 36,811	$ 33,652	$ 40,691	$ 248,574	$ 731	$ (19,094)	$ 341,365
Unrealized gains (losses) on risk management	-	-	-	-	413	-	413
Cost of sales	(1,961)	(18,387)	(17,760)	(241,627)	-	18,053	(261,682)
Operating and administrative	(22,009)	(4,435)	(466)	(4,327)	(6,818)	1,041	(37,014)
Amortization	(6,459)	(2,006)	(1,860)	(961)	(568)	-	(11,854)
Operating income	$ 6,382	$ 8,824	$ 20,605	$ 1,659	$ (6,242)	-	$ 31,228
Operating income before unrealized gains (losses) on risk management	$ 6,382	$ 8,824	$ 20,605	$ 1,659	$ (6,655)	-	$ 30,815
Net additions (reductions) to:							
Capital assets	$ 4,930	$ 1,639	$ 3,897	$ (30,104)	$ 454	-	$ (19,184)
Long-term investment and other assets	-	-	$ 324	-	$ 11,404	-	$ 11,728
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segmented assets	$ 508,133	$ 237,419	$ 121,661	$ 99,737	$ 212,611	-	$1,179,561

Six Months Ended
June 30, 2007

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	**$ 70,041**	**$ 70,973**	**$ 84,984**	**$ 584,158**	**$ 2,692**	**$ (43,480)**	**$ 769,368**
Unrealized gains (losses) on risk management	**-**	**-**	**-**	**-**	**475**	**-**	**475**
Cost of sales	**(3,580)**	**(39,881)**	**(37,593)**	**(571,167)**	**-**	**41,766**	**(610,455)**
Operating and administrative	**(42,902)**	**(9,781)**	**(921)**	**(8,606)**	**(14,579)**	**1,714**	**(75,075)**
Amortization	**(12,979)**	**(4,007)**	**(3,721)**	**(2,203)**	**(1,136)**	**-**	**(24,046)**
Operating income	**$ 10,580**	**$ 17,304**	**$ 42,749**	**$ 2,182**	**$ (12,548)**	**-**	**$ 60,267**
Operating income before unrealized gains (losses) on risk management	**$ 10,580**	**$ 17,304**	**$ 42,749**	**$ 2,182**	**$ (13,023)**	**-**	**$ 59,792**
Net additions (reductions) to:							
Capital assets	**$ 6,892**	**$ 3,744**	**$ 3,897**	**$ (29,566)**	**$ 1,048**	**-**	**$ (13,985)**
Long-term investment and other assets	**-**	**-**	**$ 478**	**-**	**$ 11,476**	**-**	**$ 11,954**
Goodwill	**$ 215**	**$ 18,045**	**-**	**-**	**-**	**-**	**$ 18,260**
Segmented assets	**$ 508,133**	**$ 237,419**	**$ 121,661**	**$ 99,737**	**$ 212,611**	**-**	**$1,179,561**

Three Months Ended
June 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 33,481	$ 37,394	$ 39,563	$ 209,687	$ 236	$ (20,739)	$ 299,622
Cost of sales	(2,441)	(22,117)	(18,832)	(203,346)	-	19,934	(226,802)
Operating and administrative	(21,174)	(3,951)	(352)	(4,689)	(6,107)	805	(35,468)
Amortization	(5,836)	(1,928)	(1,827)	(1,286)	(547)	-	(11,424)
Operating income	$ 4,030	$ 9,398	$ 18,552	$ 366	$ (6,418)	-	$ 25,928
Operating income before unrealized gains (losses) on risk management	$ 4,030	$ 9,398	$ 18,552	$ 366	$ (6,418)	-	$ 25,928
Net additions (reductions) to:							
Capital assets	$ 12,974	$ 317	$ 30	$ 211	$ (145)	-	$ 13,387
Energy services arrangements, contracts and relationships	-	-	$ 421	$ (54)	-	-	$ 367
Long-term investment and other assets	-	-	$ 1,720	-	$ (513)	-	$ 1,207
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 476,292	$ 233,496	$ 121,149	$ 120,326	$ 49,343	-	$1,000,606

Six Months Ended
June 30, 2006

	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 67,994	$ 73,537	$ 91,242	$ 482,738	$ 2,277	$ (40,428)	$ 677,360
Cost of sales	(5,060)	(43,812)	(45,612)	(470,291)	-	39,334	(525,441)
Operating and administrative	(40,453)	(8,164)	(670)	(9,103)	(11,190)	1,094	(68,486)
Amortization	(11,560)	(3,846)	(3,652)	(2,379)	(1,103)	-	(22,540)
Operating income	$ 10,921	$ 17,715	$ 41,308	$ 965	$ (10,016)	-	$ 60,893
Operating income before unrealized gains (losses) on risk management	$ 10,921	$ 17,715	$ 41,308	$ 965	$ (10,016)	-	$ 60,893
Net additions (reductions) to:							
Capital assets	$ 27,636	$ 749	$ 1,274	$ 417	$ 360	-	$ 30,436
Energy services arrangements, contracts and relationships	-	-	$ 421	$ (37)	-	-	$ 384
Long-term investment and other assets	-	-	$ 1,720	-	$ 631	-	$ 2,351
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segmented assets	$ 476,292	$ 233,496	$ 121,149	$ 120,326	$ 49,343	-	$1,000,606

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

14. SUBSEQUENT EVENTS

AltaGas, through its partnership in GreenWing Energy Development Limited Partnership, submitted three non-binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal on July 17, 2007. Responses to the bids are expected in September 2007.

AltaGas expects to file a final short-form base shelf prospectus to facilitate the issuance of trust units or unsecured debt securities on August 8, 2007. This shelf has a 25-month life and permits the Trust to issue up to an aggregate of $500 million of securities.

AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. No gain or loss is expected to result from the sale, which is effective July 1, 2007 and is subject to normal regulatory approvals.

The Trust suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.

AltaGas signed an agreement to purchase a 50 percent interest in the Sarnia Airport Pool Storage Project. Once developed, the Sarnia Airport Pool Storage Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is in the early development stage and is subject to various regulatory and environmental approvals. The project is targeted to be in full operation by mid-2009.

Bear Mountain Wind Limited Partnership (BMWLP), a partnership in which AltaGas owned 50 percent, signed agreements with AltaGas, Aeolis Wind Power Corporation (Aeolis) and Peace Energy A Renewable Energy Cooperative

(Peace) to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. These loan repayments, along with similar amounts loaned by AltaGas, now form additional investments by AltaGas in BMWLP. As a result, AltaGas now owns 100 percent of BMWLP.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein reports on a continuity-of-interests accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 8, 2007 is a review of the results of operations and the liquidity and capital resources of the Trust for the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three and six months ended June 30, 2007 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2006.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

Consolidated Financial Results	Three Months Ended		Six Months Ended	
		June 30		June 30
($ millions)	**2007**	2006	**2007**	2006
Revenue	**341.8**	299.6	**769.8**	677.4
Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
Net revenue[1]	**80.1**	72.8	**159.4**	151.9
EBITDA[1]	**43.1**	37.4	**84.3**	83.4
EBITDA before unrealized gains (losses) on risk management[1]	**42.7**	37.4	**83.8**	83.4
Operating Income[1]	**31.2**	26.0	**60.3**	60.9
Operating Income before unrealized gains (losses) on risk management[1]	**30.8**	26.0	**59.8**	60.9
Net income	**13.1**	29.9	**37.6**	58.5
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**13.1**	29.9	**38.1**	58.5
Net income before SIFT tax	**27.6**	29.9	**52.1**	58.5
Total assets	**1,179.6**	1,000.6	**1,179.6**	1,000.6
Total long-term liabilities	**377.9**	341.9	**377.9**	341.9
Net additions (reductions) to capital assets	**(19.2)**	13.4	**(14.0)**	30.4
Distributions declared[2]	**29.2**	27.4	**58.2**	54.0
Cash flows				
Cash from operations	**46.6**	43.8	**92.7**	69.5
Funds from operations[1]	**39.2**	35.7	**77.4**	76.7
Distributable cash[1]	**37.1**	34.1	**74.1**	73.5

	Three Months Ended		Six Months Ended	
		June 30		June 30
($ per unit)	**2007**	2006	**2007**	2006
EBITDA[1]	**0.75**	0.68	**1.48**	1.52
EBITDA before unrealized gains (losses) on risk management[1]	**0.75**	0.68	**1.47**	1.52
Net income	**0.23**	0.54	**0.66**	1.06
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**0.23**	0.54	**0.67**	1.06
Net income before SIFT tax	**0.48**	0.54	**0.92**	1.06
Distributions declared[2]	**0.51**	0.495	**1.02**	0.98
Cash flows				
Cash from operations[1]	**0.81**	0.79	**1.63**	1.26
Funds from operations[1]	**0.69**	0.65	**1.36**	1.39
Distributable cash[1]	**0.65**	0.62	**1.30**	1.34
Units outstanding - basic (millions)				
During the period[3]	**57.2**	55.2	**56.9**	55.0
End of period	**57.5**	55.4	**57.5**	55.4

(1) *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.17 per unit per month commencing in August 2006. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. In January 2006 distributions of $0.16 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended June 30

Net income for the three months ended June 30, 2007 was $13.1 million ($0.23 per unit) compared to $29.9 million ($0.54 per unit) for the same period in 2006. Excluding the non-cash Specified Investment Flow-Through (SIFT) tax of $14.5 million recorded this quarter and the $6.6 million non-cash tax benefit recorded in second quarter 2006, net income was $27.6 million ($0.48 per unit) compared to $23.3 million ($0.42 per unit) for the same period in 2006. Net income excluding the impact of the non-cash taxes was higher this quarter than the same quarter last year as a result of a one-time after-tax gain of $2.1 million from the sale of oil and natural gas production assets, the new Clear Hills facility, higher rates and higher routine positive equalization adjustments in the FG&P segment, higher hedge prices for power sales, the expansion of the Cold Lake transmission system and increased ownership at one of the Empress extraction facilities. The increases were partially offset by lower throughput resulting from natural declines and lower producer activity in the FG&P segment, lower frac spreads, lower revenue from unhedged power sales and lower contributions from the energy management business. Excluding the non-cash tax items in second quarter 2007 and 2006 as well as the one-time after-tax gain reported on disposition of the oil and natural gas production assets, net income increased quarter-over-quarter by 9 percent.

On a consolidated basis, net revenue for second quarter 2007 was $80.1 million compared to $72.8 million in the same quarter last year. Net revenue increased for second quarter 2007 due to the one-time gain on the sale of oil and gas productions assets, the new Clear Hills FG&P facility, higher operating cost recoveries, higher rates and higher routine positive equalization adjustments in the FG&P segment, higher hedged power prices, the expansion of the Cold Lake transmission system and increased ownership at one of the Empress extraction facilities. The increases were partially offset by lower throughput in FG&P, lower frac spreads, lower revenue from unhedged power sales and lower revenues from the Energy Services segment as a result of non-recurring earnings realized in 2006.

In the Extraction and Transmission, Power Generation and Energy Services segments, net revenue, which is defined in the Non-GAAP Financial Measures section of this MD&A, better reflects performance than does revenue as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expense for second quarter 2007 was $37.0 million compared to $35.5 million in the same quarter last year. The increase was due to additional costs related to a new FG&P facility, higher costs as a result of increased ownership at one of the extraction facilities and higher compensation costs, partially offset by lower professional and consulting fees.

Amortization expense for second quarter 2007 was $11.9 million compared to $11.4 million in the same quarter last year. The increase was primarily attributable to new and expanded facilities in the field gathering and processing business, partially offset by lower amortization as a result of the disposition of oil and gas production assets.

Interest expense for second quarter 2007 was $3.0 million compared to $3.4 million in the same quarter last year. The decrease was due to a lower average debt balance of $240.0 million (second quarter 2006 - $278.3 million) as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in second quarter 2007 was 5.3 percent compared to 4.9 percent in second quarter 2006.

Income tax expense for second quarter 2007 was $15.1 million compared to an income tax recovery of $7.3 million in the same period in 2006. The increase was due to the non-cash charge of $14.5 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of tax legislation substantively enacted on June 12, 2007, the $6.6 million non-cash tax benefit recorded in second quarter 2006 as a result of Alberta and federal income tax rate reductions and to higher operating income, partially offset by a future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Six Months Ended June 30

Net income for the six months ended June 30, 2007 was $37.6 million ($0.66 per unit) compared to $58.5 million ($1.06 per unit) in the same period last year. Excluding the non-cash SIFT tax of $14.5 million recorded this quarter and the non-cash tax benefit of $6.6 million recorded in second quarter 2006, net income was $52.1 million ($0.92 per unit) compared to $51.9 million ($0.94 per unit) for the same period in 2006. Net income increased as a result of the one-time gain from the sale of oil and natural gas production assets, new and expanded facilities, higher rates and higher routine positive equalization adjustments in the FG&P segment, higher prices received on power sales, higher power peaking plant revenues, higher ethane and natural gas liquids (NGL) volumes and lower interest expense. The increases in net income were partially offset by the expiration of the Genesee power contract on March 31, 2006 which contributed $4.1 million to net income in first quarter 2006, continued lower throughput in the FG&P segment, lower frac spreads and higher operating and administrative expenses.

On a consolidated basis, net revenue in the first half of 2007 was $159.4 million compared to $151.9 million for the same period in 2006. The increase was due to the one-time gain on the sale of oil and natural gas production assets, new and expanded facilities, higher rates and higher operating cost recoveries in the FG&P segment, higher power prices received on power sales, higher peaking plant revenues and higher extraction volumes processed. The increase was partially offset by the expiration of the Genesee power contract, lower throughput and lower take-or-pay adjustments in the FG&P segment and lower frac spreads.

Operating and administrative expense for the six months ended June 30, 2007 was $75.1 million compared to $68.5 million in the same period last year. The increase was due to additional costs related to new facilities and increased ownership at one of the extraction facilities and to higher operating and administrative costs.

Amortization expense for the first half of 2007 was $24.0 million compared to $22.5 million in the same period last year primarily due to new and expanded facilities in the FG&P segment.

Interest expense for the six months ended June 30, 2007 was $6.2 million compared to $6.6 million in the same period last year. The decrease was due to a lower average debt balance of $248.1 million (first half of 2006 - $276.4 million) as a result of repaying long-term debt with excess cash generated from operations. The average borrowing rate in the first half of 2007 was 5.2 percent compared to 4.9 percent in the same period in 2006.

Income tax expense for the six months ended June 30, 2007 was $16.5 million compared to an income tax recovery of $4.2 million in the same period in 2006. The increase was due to the non-cash charge of $14.5 million to record future income tax liabilities for differences between the accounting and tax basis of AltaGas' assets and liabilities as a result of tax legislation substantively enacted on June 12, 2007, a $6.6 million non-cash tax benefit recorded in second quarter 2006 due to Alberta and federal income tax rate reductions, and a $1.0 million tax impact on unrealized gains related to risk management assets and liabilities, partially offset by a future income tax recovery of $0.6 million from the sale of oil and natural gas production assets.

Specified Investment Flow-Through (SIFT) Tax

On June 12, 2007 the SIFT tax included in Bill C-52 received Third Reading and on June 22, 2007 it received Royal Assent, creating a new 31.5 percent tax to be applied to distributions from certain income trusts and partnerships, including AltaGas, effective January 1, 2011. As a result, AltaGas recorded a future income tax expense of $14.5 million and increased its future income tax liability in second quarter 2007. Prior to this legislation, AltaGas' future income tax liability reflected only those temporary differences in the Trust's subsidiaries that were subject to tax. While net income in the second quarter of 2007 was significantly reduced by this future income tax adjustment, the non-cash future income tax expense has no current impact on cash flows.

Management will continue to review and consider alternatives for the most efficient organizational structure for AltaGas subject to the passage of the legislation and the provision of further guidance by the federal government. AltaGas'

decision will be the one that best protects the unitholders.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Net Revenue		**80.1**	72.8	**159.4**	151.9
Add (deduct):	Cost of sales	**261.7**	226.8	**610.4**	525.5
Revenue (GAAP financial measure)		**341.8**	299.6	**769.8**	677.4

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income		**31.2**	26.0	**60.3**	60.9
Add (deduct):	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization of capital assets.

Operating Income Before Unrealized Gains (Losses) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Operating income before unrealized gains (losses) on risk management		**30.8**	26.0	**59.8**	60.9
Add (deduct):	Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

Operating income before unrealized gains (losses) on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses and amortization of capital assets.

EBITDA		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA		**43.1**	37.4	**84.3**	83.4
Add (deduct):	Amortization	**(11.9)**	(11.4)	**(24.0)**	(22.5)
	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains (Losses) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
EBITDA before unrealized gains (losses) on risk management		**42.7**	37.4	**83.8**	83.4
Add (deduct):	Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
	Amortization	**(11.9)**	(11.4)	**(24.0)**	(22.5)
	Interest expense	**(3.0)**	(3.4)	**(6.2)**	(6.6)
	Income tax expense	**(15.1)**	7.3	**(16.5)**	4.2
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains (losses) on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains (Losses) on Risk Management		Three Months Ended June 30		Six Months Ended June 30	
($ millions)		**2007**	2006	**2007**	2006
Net income before tax-adjusted unrealized gains (losses) on risk management		**13.1**	29.9	**38.1**	58.5
Add (deduct):	Unrealized gains (losses) on risk management	**0.4**	-	**0.5**	-
	Income tax expense on risk management	**(0.4)**	-	**(1.0)**	-
Net income (GAAP financial measure)		**13.1**	29.9	**37.6**	58.5

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Funds from Operations		Three Months Ended	June 30	Six Months Ended	June 30
($ millions)		**2007**	2006	**2007**	2006
Funds from operations		**39.2**	35.7	**77.4**	76.7
Add (deduct):	Net change in non-cash working capital and Asset retirement obligations settled	**7.4**	8.1	**15.3**	(7.2)
Cash from operations (GAAP financial measure)		**46.6**	43.8	**92.7**	69.5

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

Distributable Cash		Three Months Ended	June 30	Six Months Ended	June 30
($ millions)		**2007**	2006	**2007**	2006
Distributable cash		**37.1**	34.1	**74.1**	73.5
Add (deduct):	Maintenance related invested capital	**2.1**	1.6	**3.3**	3.2
	Net change in non-cash working capital and Asset retirement obligations settled	**7.4**	8.1	**15.3**	(7.2)
Cash from operations (GAAP financial measure)		**46.6**	43.8	**92.7**	69.5

Distributable cash is used by management to supplement cash from operations as an estimate of the amount which is available for distribution to unitholders. Distributable cash is defined as cash from operations less expenditures for maintenance capital and before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations. Maintenance capital expenditures are incurred to sustain the productive capacity of the Trust's assets and are not incurred evenly throughout the year. Distributable cash is not a defined financial measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by other entities.

References to net revenue, operating income, operating income before unrealized gains (losses) on risk management, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, funds from operations and distributable cash throughout this document have the meanings set out in this section.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended	June 30	Six Months Ended	June 30
($ millions)	**2007**	2006	**2007**	2006
Field Gathering and Processing	**6.4**	4.0	**10.6**	10.9
Extraction and Transmission	**8.8**	9.4	**17.3**	17.7
Power Generation	**20.6**	18.5	**42.7**	41.3
Energy Services	**1.7**	0.4	**2.2**	1.0
Corporate	**(6.3)**	(6.3)	**(12.5)**	(10.0)
	31.2	26.0	**60.3**	60.9
Operating income before unrealized gains (losses) on risk management	**30.8**	26.0	**59.8**	60.9

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**36.8**	33.5	**70.0**	68.0
Net revenue	**34.9**	31.0	**66.5**	62.9
Operating and administrative	**22.0**	21.2	**42.9**	40.4
Amortization	**6.5**	5.8	**13.0**	11.6
Operating income	**6.4**	4.0	**10.6**	10.9

Operating Statistics	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Capacity (Mmcf/d)[1]	**1,021**	1,002	**1,021**	1,002
Throughput (gross Mmcf/d)[2]	**534**	565	**543**	568
Capacity utilization (%)[2]	**52**	56	**53**	57
Average working interest (%)[1]	**92**	90	**92**	90

(1) *As at June 30.*

(2) *Average for the period.*

Three Months Ended June 30

Operating income in the FG&P segment in second quarter 2007 was $6.4 million compared to $4.0 million for the same quarter last year. Despite the decline in throughput resulting from natural declines and lower producer activity, operating income remained strong as a result of new and expanded facilities as well as higher operating costs flowed through to customers and take-or-pay contractual arrangements. Operating income increased by $3.5 million as a result of higher rates, routine equalization adjustments and the new Clear Hills facility and by $0.8 million due to lower administrative expenses. The increases were partially offset by $2.1 million due to lower throughput resulting from natural declines and lower producer activity.

Throughput in second quarter 2007 averaged 534 Mmcf/d compared to 565 Mmcf/d in second quarter 2006. The 5 percent decrease in throughput was primarily due to natural declines and lower producer activity. In the North district, throughput decreased by 26 Mmcf/d due to natural declines and lower producer activity, partially offset by 7 Mmcf/d contributed by the new Clear Hills facility. Despite the declines, AltaGas believes the North district to be an area with potential opportunities to increase throughput due to expected high producer activity. The decline of 12 Mmcf/d in the South district was due to natural declines, partially offset by higher throughput from new wells at South Foothills.

Utilization reported in second quarter 2007 was 52 percent compared to 56 percent reported in the same quarter last year due to lower throughput as a result of natural declines and the slowdown in producer drilling.

Net revenue for the FG&P segment in second quarter 2007 was $34.9 million compared to $31.0 million for the same period in 2006. The increase was primarily due to higher rates and the new Clear Hills facility ($3.1 million) and to increased recovery of operating costs and routine equalization adjustments ($2.8 million), partially offset by the impact of lower throughput ($2.1 million).

Operating and administrative expense for second quarter 2007 was $22.0 million compared to $21.2 million for the same period in 2006. The increase was due to additional operating costs at the new Clear Hills facility and higher labour costs and property taxes, partially offset by lower allocated corporate costs.

Amortization expense for the FG&P segment in second quarter 2007 was $6.5 million compared to $5.8 million for the same period last year due to new and expanded facilities.

Operating income as a percentage of net revenue in second quarter 2007 was 18 percent compared to 13 percent in the same quarter in 2006. The increase in the second quarter was primarily due to increased revenue from higher rates, higher costs recovered and the contribution from the new Clear Hills facility. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income in the FG&P segment in the first half of 2007 was $10.6 million compared to $10.9 million for the same period last year. Operating income declined $3.7 million in the first half of 2007 as a result of lower throughput and $0.7 million due to lower take-or-pay adjustments offset by $1.8 million due to new and expanded facilities, $1.4 million due to higher rates and $0.8 million as a result of lower operating and administrative costs.

Throughput in the first half of 2007 averaged 543 Mmcf/d compared to 568 Mmcf/d for the same period in 2006. The 4 percent decrease was primarily due to natural declines and lower producer activity. The impact of these factors would have been more significant were it not for the throughput additions of 15 Mmcf/d contributed by AltaGas' new Clear Prairie, Clear Hills and Princess facilities. Of the 25 Mmcf/d throughput decrease, 17 Mmcf/d was attributable to the North district and the balance to the South district. In the North district, the Wabasca winter only access drilling area experienced throughput declines of 11 Mmcf/d as a result of a less successful drilling program than the previous year. Despite the declines, AltaGas believes the North district to be an area with potential opportunities to increase throughput due to expected high producer activity. The decline in the South district was due to natural declines, partially offset by higher throughput from new wells at South Foothills.

Utilization for the six months ended June 30 was 53 percent and 57 percent for 2007 and 2006 respectively. The decrease was due to lower throughput as a result of natural declines and the slowdown in producer drilling activity.

Net revenue for the FG&P segment in the first half of 2007 was $66.5 million compared to $62.9 million for the same period last year. The increase was due to $4.6 million from new and expanded facilities, $1.4 million due to higher rates, $1.6 million due to higher operating cost recoveries and $0.4 million from higher product revenue, partially offset by $3.7 million due to lower well tie-ins and natural declines and $0.7 million related to take-or-pay adjustments.

Operating and administrative expense for the first half of 2007 was $42.9 million compared to $40.4 million for the same period in 2006. The increase was due to additional costs related to new facilities and higher operating costs primarily due to higher labour costs and property taxes, partially offset by lower allocated corporate costs.

Amortization expense for the FG&P segment for the first half of 2007 was $13.0 million compared to $11.6 million for the same period in 2006 due to new and expanded facilities.

Operating income as a percentage of net revenue in the first half of 2007 was 16 percent, compared to 17 percent in the same period in 2006. The decrease was due to lower throughput and higher operating cost recoveries which were partially offset by the contribution from new and expanded facilities and higher rates. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

FG&P Outlook

AltaGas expects results in the FG&P segment in 2007 to be slightly higher than 2006 as a result of the addition and expansion of facilities. However, the weak natural gas markets are expected to result in continued lower producer drilling activity and hence lower year-over-year throughput. AltaGas continues to execute its strategy to increase the percentage of operating costs flowed through to customers, increase volumes by adding new facilities and enter into

more contracts with take-or-pay provisions to mitigate the near-term impact of lower well tie-ins and natural declines. The majority of AltaGas' facilities are also moveable, providing the opportunity to redeploy equipment to areas that are more active and productive. Forward natural gas market prices for the end of the year are higher than current near-term prices. This forward curve, along with lower operating costs and lower cost of land acquisitions, suggests that drilling may increase in the next several months, with the potential for increased throughput. AltaGas expects current market conditions to yield opportunities to expand, construct, and acquire processing facilities as producers continue to focus capital investment on drilling opportunities. In 2007 AltaGas expects to spend approximately $50 million of capital in addition to the Noel pipeline and Pouce Coupe expansion.

AltaGas previously announced the Noel pipeline and Pouce Coupe processing facility expansion project, which was estimated to cost approximately $90 million and be in service in mid-2008. AltaGas and Devon Canada Corporation expect to finalize the project configuration and scheduling in third quarter 2007. Once in service, AltaGas expects throughput to increase by more than 10 percent.

AltaGas also announced that it will construct a new gas processing facility and associated gathering and sales lines near Acme, Alberta capable of processing 10 Mmcf/d of natural gas. Subsequent to the announcement, the scope of the project was expanded. The facility will process coal bed methane (CBM) and is now expected to cost $13 million. The facility is expected to be in service in fourth quarter 2007.

Subsequent to the quarter, AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. During the second half of 2006, these assets contributed approximately $0.5 million to the operating income of the FG&P segment.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in four ethane and NGL extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**33.6**	37.4	**71.0**	73.5
Net revenue	**15.3**	15.3	**31.1**	29.7
Operating and administrative	**4.5**	4.0	**9.8**	8.2
Amortization	**2.0**	1.9	**4.0**	3.8
Operating income	**8.8**	9.4	**17.3**	17.7

Operating Statistics	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Extraction inlet capacity (Mmcf/d)(1)	**554**	539	**554**	539
Extraction volumes (Bbls/d)(2)	**19,822**	18,976	**21,214**	19,188
Transmission volumes (Mmcf/d)(2)(3)	**407**	399	**408**	399

(1) *As at June 30.*

(2) *Average for the period.*

(3) *Excludes condensate pipeline volumes.*

Three Months Ended June 30

Operating income in the E&T segment in second quarter 2007 was $8.8 million compared to $9.4 million for the same period in 2006. The decrease was primarily due to lower NGL frac spreads ($0.5 million). Although realized frac spreads remained strong in second quarter 2007, average frac spreads were approximately $18.00/Bbl, or $5.00/Bbl lower than

in the second quarter of 2006 when frac spreads were at historic levels. The decrease was partially offset by the expansion of the Cold Lake transmission system which began contributing to income in May 2007 and increased ownership at one of the Empress facilities which occurred in fourth quarter 2006.

Average ethane and NGL volumes in the extraction business were higher in second quarter 2007 compared to the same quarter last year due to the increased ownership at one of the Empress facilities and to increased utilization in April and June of 2007 at the other Empress facility. However, this was offset by reduced throughput in May 2007 due to a scheduled plant turnaround. Even with the turnaround, average volumes processed were higher at this facility in second quarter 2007 than the same quarter in 2006. Transmission volumes were up mainly due to higher volumes moved on the Suffield system.

Net revenue in both second quarter 2007 and 2006 was $15.3 million. Net revenue in the quarter was down due to lower frac spreads in the extraction business. The decrease was offset by the expansion of the Cold Lake transmission system, the increased ownership at one of the Empress facilities and higher costs recovered under contractual arrangements.

Operating and administrative expense in second quarter 2007 was $4.5 million compared to $4.0 million for the same period in 2006. The increase was primarily due to the increased ownership at one of the Empress facilities.

Amortization expense in second quarter 2007 was $2.0 million compared to $1.9 million for the same period in 2006. The slight increase was due to the addition of the increased ownership at one of the Empress facilities, and the enhanced ethane recovery project.

Operating income as a percentage of net revenue in second quarter 2007 was 58 percent compared to 61 percent for second quarter 2006. The decrease was primarily due to lower frac spreads in the extraction business. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income in the E&T segment in the first half of 2007 was $17.3 million compared to $17.7 million for the same period in 2006. Operating income decreased $0.7 million as a result of lower frac spreads and $0.4 million as a result of revenue deferral resulting from lower than contracted volumes transported on the Suffield transmission system. The decreases were partially offset by higher volumes processed in the extraction business and the expansion of the Cold Lake transmission system. Although frac spreads remained strong at $14.50/Bbl for the first half of the year, they were lower than the historic high of $18.00/Bbl for the same period in 2006.

Average ethane and NGL volumes increased as a result of higher volumes processed, the increased ownership at one of the Empress facilities and the enhanced ethane recovery project that increased gas processing capability and ethane recovery at the Edmonton extraction plant. Transmission volumes were up mainly due to higher volumes transported on the Suffield system.

Net revenue in the first half of 2007 was $31.1 million, compared to $29.7 million for the same period in 2006. The increase was due to higher ethane volumes from the enhanced ethane recovery project, higher ethane yields and increased operating costs recovered, higher ethane and NGL volumes from additional gas supply arrangements, the increased ownership at one of the Empress facilities and the expansion of the Cold Lake transmission system. These increases were partially offset by lower frac spreads and deferred revenue due to lower than contracted volumes on the Suffield system.

Operating and administrative expense for the six months ended June 30, 2007 was $9.8 million compared to $8.2 million for the same period last year. The increase was due to the enhanced ethane recovery project, the increased ownership at one of the Empress facilities, higher variable costs associated with increased utilization and increased operating costs on the Suffield system. Approximately $6.7 million of operating costs were recovered and hence

included in the net revenue in the first half of 2007 compared to $5.7 million in the same period in 2006.

Amortization expense in the first half of 2007 was $4.0 million compared to $3.8 million for the same period in 2006. The increase was due to the enhanced recovery project and increased ownership at one of the Empress facilities.

Operating income as a percentage of net revenue in the first half of 2007 was 56 percent compared to 60 percent in the same period last year. The decrease was primarily due to lower frac spreads in the extraction business and higher operating cost recoveries, partially offset by higher extraction volumes. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

E&T Outlook

AltaGas expects results in the E&T segment in 2007 to be similar to 2006 results. In the extraction business, the enhanced ethane recovery project at the Edmonton extraction facility, completed in January 2007, increased ethane production capability by 800 Bbls/d. The full year production impact of the enhanced ethane recovery project and increased ownership of one of the Empress facilities are both expected to contribute to increased earnings in 2007. Based on current natural gas and product price forecasts, frac spreads for the remainder of 2007 are expected to be approximately $20.00/Bbl. Any impact from lower frac spreads is anticipated to be mitigated by the recent growth in the extraction business. For the remainder of 2007 there is one turnaround planned at the Edmonton ethane extraction plant. The turnaround is not expected to have a material impact on operating income.

In the transmission business, results for the year are expected to be slightly higher when compared to 2006 primarily due to the expansion of the Cold Lake transmission system which began contributing to earnings in May 2007. Based on projected volumes to be shipped on the Suffield system, AltaGas does not expect to record any further revenue deferrals for the remainder of the year.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements (PPA) and a capital lease for 25 MW of gas-fired power peaking capacity.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue	**40.7**	39.5	**85.0**	91.2
Net revenue	**22.9**	20.7	**47.4**	45.6
Operating and administrative	**0.4**	0.4	**1.0**	0.7
Amortization	**1.9**	1.8	**3.7**	3.6
Operating income	**20.6**	18.5	**42.7**	41.3

Operating Statistics	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Volume of power sold (GWh)	**650**	656	**1,315**	1,498
Average price received on the sale of power ($/MWh)(1)	**62.62**	60.26	**64.61**	60.91
Alberta Power Pool average spot price ($/MWh)(1)	**49.97**	53.59	**56.79**	55.17

(1) *Average for the period.*

Three Months Ended June 30

Operating income for the Power Generation segment in second quarter 2007 was $20.6 million compared to $18.5 million for the same quarter in 2006. Operating income increased by $1.8 million due to higher hedge prices offset by lower revenue from unhedged volumes as a result of lower average spot power prices. Lower costs also contributed to the increase in operating income in the quarter.

Net revenue in second quarter 2007 was $22.9 million compared to $20.7 million for the same period in 2006 due to higher hedge prices and lower costs, offset by lower revenue from unhedged volumes and the gas-fired peaking plants.

Operating and administrative expense was $0.4 million in second quarter 2007, the same as in second quarter 2006. Beginning March 15, 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. While this has not materially impacted operating income, it has resulted in slightly lower cost of sales, offset by higher operating expenses.

Amortization expense at $1.9 million in second quarter 2007, remained similar to $1.8 million in the same period in 2006.

Operating income as a percentage of net revenue in second quarter 2007 was 90 percent compared to 89 percent in the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income for the first half of 2007 was $42.7 million compared to $41.3 million for the same period in 2006. The increase was due to higher Sundance revenues as a result of higher power prices received on both hedged and unhedged power sales ($4.9 million), higher peaking plant revenue ($0.6 million) and lower PPA costs, partially offset by the expiration of the Genesee contract in March 2006 which contributed $4.1 million to operating income in first quarter 2006.

The volume of power sold in the first half of 2007 was lower than in the same period in 2006 primarily as a result of the Genesee contract expiration on March 31, 2006.

Net revenue for the first half of 2007 was $47.4 million compared to $45.6 million for the same period in 2006. The increase was due to higher prices on hedged and unhedged power sales and increased peaking plant revenue partially offset by the expiration of the Genesee power contract.

Operating and administrative expense of $1.0 million in the first half of 2007 was slightly higher than the $0.7 million reported in the first half of 2006 primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007.

Amortization expense of $3.7 million in the first half of 2007 was similar to $3.6 million in the same period in 2006.

Operating income as a percentage of net revenue was 90 percent in the first half of 2007, similar to 91 percent in the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2007 than in 2006. The contribution from hedged power volumes is expected to be higher than in 2006 as a result of higher average hedge prices of approximately $66/MWh compared to $60/MWh. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining one-third of the power volumes is exposed to the spot price in Alberta. Current forward prices for the remainder of 2007 are similar to what was realized in the second half of 2006. With similar spot prices and higher average hedge prices, operating income is expected to be higher for the year. Although one of the Sundance units is currently undergoing a planned outage, AltaGas does not expect the financial impact to be material as the Trust receives payments for the lost production based on the 30-day rolling average power price.

On June 27, 2007 the Alberta government passed the Specified Gas Emitters Regulation which requires large final emitters to reduce greenhouse gas emissions by 12 percent beginning July 1, 2007. The regulation is expected to increase 2007 operating expenses by approximately $2.5 million (approximately $5.0 million annualized). To the extent these costs can be recovered through higher power pool prices or by the reduction of emissions or by creating or acquiring offsets, the impact of the increased costs would be mitigated. In the meantime, the owner and operator of Sundance power plant is investigating opportunities to increase plant efficiency that are more economical than the current proposed cost of $15/tonne of carbon dioxide equivalent.

In first quarter 2007, AltaGas announced the acquisition of 14.4 MW of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation will be installed at current FG&P locations in southern Alberta with access to natural gas supply and the electrical grid. The facilities are expected to be integrated into ongoing operations and be in service in late 2007 and early 2008. Installation of the generating capacity is estimated to cost approximately $10 million upon completion and is expected to be accretive to net income and cash flow once operational.

On August 2, 2007, Bear Mountain Wind Limited Partnership (BMWLP) a partnership 50 percent owned by AltaGas signed agreements with AltaGas, Aeolis Wind Power Corporation (Aeolis) and Peace Energy A Renewable Energy Cooperative (Peace) to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. As a result, AltaGas owns 100 percent of BMWLP and the Bear Mountain Wind Project.

In addition, BMWLP has signed a services agreement with Aeolis, pursuant to which Aeolis would provide certain project support. AltaGas intends to finance the project, currently estimated at approximately $200 million, through its credit facilities. While its existing interest in the project is 100 percent, AltaGas intends to include one or more third-party investors. The previously announced 120 MW Bear Mountain wind park is underpinned by a 25-year electricity purchase agreement with BC Hydro. BMWLP continues to optimize the project configuration and finalize wind turbine purchase and service agreements with Enercon GmbH, a leading German manufacturer of gearless turbines. Construction is scheduled to begin in the fall of 2007, with a planned in-service date of late 2009. The project continues to be subject to certain regulatory and environmental approvals, which are anticipated to be received by the fall of 2007.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end users; and a gas services business buying and reselling natural gas, transportation and storage. Until May 31, 2007 the segment included a small portfolio of oil and natural gas production assets which was sold in the current quarter.

Financial Results	Three Months Ended	June 30	Six Months Ended	June 30
($ millions)	**2007**	2006	**2007**	2006
Revenue	**248.6**	209.7	**584.2**	482.7
Net revenue	**6.9**	6.4	**13.0**	12.5
Operating and administrative	**4.2**	4.7	**8.6**	9.1
Amortization	**1.0**	1.3	**2.2**	2.4
Operating income	**1.7**	0.4	**2.2**	1.0

Operating Statistics	Three Months Ended	June 30	Six Months Ended	June 30
	2007	2006	**2007**	2006
Energy management service contracts[(1)]	**1,442**	1,289	**1,442**	1,289
Average volumes transacted (GJ/d)[(2)]	**356,380**	322,420	**381,826**	316,626

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.

Three Months Ended June 30

Operating income in the Energy Services segment in second quarter 2007 was $1.7 million compared to $0.4 million for the same quarter in 2006. Operating income increased due to a one-time pre-tax gain of $1.5 million recorded as a result of the sale of oil and natural gas production assets and to increased margins in the gas services business, partially offset by lower contributions from the energy management business due to non-recurring earnings reported in 2006.

Net revenue in second quarter 2007 was $6.9 million compared to $6.4 million for the same period in 2006. Net revenue increased as a result of the one-time gain of $1.5 million from the sale of oil and natural gas production assets, $0.4 million due to higher fixed-price commodity gas volumes and increased transportation revenues and expansion into the Ontario electricity market, partially offset by $0.7 million of non-recurring earnings reported in second quarter 2006 and lower operating revenue of $0.6 million from the oil and gas production assets. Oil and natural gas production net revenue in second quarter 2007 was $1.2 million compared to $1.8 million in second quarter 2006, reflecting lower oil and natural gas production of $0.5 million and lower natural gas prices of $0.1 million.

Operating and administrative expense in second quarter 2007 was $4.2 million compared to $4.7 million for the same quarter in 2006. The decrease was due to lower costs as a result of the sale of oil and natural gas production assets and lower general and administrative expenses due to lower activity in the energy management business.

Amortization expense in second quarter 2007 was $1.0 million compared to $1.3 million in the same quarter in 2006 primarily due to the sale of oil and natural gas production assets in May 2007.

Operating income as a percentage of net revenue increased to 25 percent in second quarter 2007 as a result of the one-time pre-tax gain on sale of oil and natural gas production assets. This was up from 6 percent in the same period in 2006. Operating income as a percentage of net revenue without the effect of this one-time gain in second quarter 2007 was 4 percent, slightly lower compared to the same period in 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Six Months Ended June 30

Operating income in the Energy Services segment in the first half of 2007 was $2.2 million compared to $1.0 million for the same period in 2006. The increase was due to the one-time pre-tax gain of $1.5 million from the sale of oil and natural gas production assets, increased margins in the gas services business and expansion into the Ontario electricity market, partially offset by non-recurring earnings reported in 2006, higher gas costs to meet a natural gas supply contract and lower contributions from the operations of the oil and natural gas production assets. The contribution to operating income in the first half of 2007 from the oil and gas production assets was $0.5 million lower than the same period in 2006.

Net revenue in the first half of 2007 was $13.0 million compared to $12.5 million in the same period in 2006. The increase was due to the one-time pre-tax gain from the sale of oil and natural gas production assets of $1.5 million, $1.1 million due to higher fixed-price commodity gas volumes and higher transportation revenue and $0.5 million due to expansion into the Ontario electricity market and growth in targeted sectors, partially offset by $1.0 million related to non-recurring earnings reported in the first half of 2006, $1.1 million lower contribution due to the disposition and lower volumes and prices related to the operation of the oil and gas production assets and $0.5 million due to higher gas costs to supply a natural gas contract. Oil and natural gas production net revenue in the first half of 2007 was $2.7 million compared to $3.8 million in the same period in 2006, reflecting lower oil and natural gas production ($0.8 million) and lower natural gas prices ($0.3 million).

Operating and administrative expense for the Energy Services segment in the first half of 2007 was $8.6 million compared to $9.1 million for the same period in 2006. The decrease was primarily due to lower activity in the energy management business and lower costs related to the operation of the oil and natural gas production assets. Operating and administrative expense for the oil and natural gas production assets was $1.6 million compared to $1.7 million for the same period in 2006.

Amortization expense in the first half of 2007 was $2.2 million compared to $2.4 million in the same period in 2006. The decrease was primarily due to the sale of oil and natural gas production assets. Amortization expense included $1.2 million in the first half of 2007 compared to $1.5 million in the same period in 2006 related to oil and natural gas production assets.

Operating income as a percentage of net revenue increased to 17 percent in second quarter 2007 compared to 8 percent in the same period in 2006 as a result of the one-time gain on sale of oil and natural gas production assets. Excluding the one-time gain, operating income as a percentage of net revenue was 6 percent in the first half of 2007 compared to 8 percent in the first half of 2006, due to lower earnings from non-recurring opportunities in the energy management business reported in the first half of 2006, partially offset by stronger earnings from the gas services business. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Energy Services Outlook

AltaGas expects results in the Energy Services segment to be lower than 2006 results. The Trust expects continued growth in the energy management business based on continued expansion into electricity supply management in Ontario and a focused national accounts strategy in specific targeted sectors. The growth is expected to be offset by non-recurring earnings realized in 2006 which will continue to affect the Energy Management business through the balance of 2007.

The gas services business is expected to grow as a result of locking in back-to-back buy and sell gas contracts which is expected to produce fixed margins for terms of up to five years. In addition, the gas services business is expected to have continued growth in its transportation business. The growth is expected to be offset by lower revenues resulting from higher gas costs related to a natural gas supply contract.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across AltaGas.

Results in the remainder of 2007 will also be positively impacted by the disposition of the oil and natural gas production assets. For the period June to December 2006, AltaGas reported an operating loss of $0.2 million from these assets.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Revenue[1]	**0.7**	0.2	**2.7**	2.3
Net revenue	**1.1**	0.2	**3.2**	2.3
Operating and administrative	**6.9**	6.0	**14.6**	11.2
Amortization	**0.5**	0.5	**1.1**	1.1
Operating loss	**(6.3)**	(6.3)	**(12.5)**	(10.0)
Operating loss before unrealized gains (losses) on risk management	**(6.7)**	(6.3)	**(13.0)**	(10.0)

(1) *Excludes unrealized gains (losses) on risk management.*

Three Months Ended June 30

The operating loss before unrealized gains on risk management in second quarter 2007 was $6.7 million compared to $6.3 million for the same period in 2006. The increase was primarily due to higher compensation costs of $0.3 million and $1.4 million lower costs allocated to the operating segments, partially offset by $0.4 million related to equity income adjustments. The unrealized gain reported as a result of the accounting for the change in fair value of natural gas marketing contracts was $0.4 million. Effective for second quarter 2007 AltaGas reduced its influence over Taylor NGL Limited Partnership (Taylor) and commenced accounting for its interest in Taylor using the cost method. The effect on the operating loss this quarter as a result of changing the method of accounting from the equity method to the cost method was negligible.

Revenue in second quarter 2007 was $0.7 million compared to $0.2 million for the same period in 2006 due to a one-time adjustment relating to first quarter 2007 equity income.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, January 1, 2007, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to other comprehensive income on January 1, 2007 was $(0.2) million and $(2.6) million respectively. In second quarter 2007 the fair value of financial instruments increased by $2.6 million of which $0.4 million was recorded as an operating gain and the balance a $2.6 million increase in other comprehensive income. At June 30, 2007 AltaGas recorded financial instrument related assets and liabilities of $135.6 million and $147.5 million respectively.

Operating and administrative expense for second quarter 2007 was $6.9 million compared to $6.0 million in the same quarter in 2006. The increase was primarily related to $1.4 million lower costs allocated to the operating segments and to $0.3 million higher compensation costs, partially offset by $0.6 million lower general corporate overhead related to lower consulting fees.

Amortization expense for second quarter 2007 remained flat at $0.5 million compared to the same period in 2006.

Six Months Ended June 30

The operating loss before unrealized gains on risk management in the first half of 2007 was $13.0 million compared to $10.0 million for the same period in 2006. The increase was primarily due to higher compensation costs and lower costs allocated to the operating segments, partially offset by a one-time gain from unwinding interest rate swaps as a result of the issue of $100 million of medium-term notes (MTNs) in January 2007. Effective for second quarter 2007 AltaGas reduced its influence over Taylor and commenced accounting for its interest in Taylor using the cost method. The effect of the change in the accounting method on the operating loss in the first half of 2007 was negligible.

Revenue in the first half of 2007 was $2.7 million compared to $2.3 million for the same period in 2006 primarily due to the gain recorded as a result of unwinding interest rate swaps in first quarter 2007 of $0.4 million.

Effective January 1, 2007 AltaGas adopted accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. In the first half of 2007 the fair value of financial instruments increased by $2.4 million of which $0.5 million was recorded as an operating gain and the balance a $2.9 million increase in other comprehensive income.

Operating and administrative expense for the first half of 2007 was $14.6 million compared to $11.2 million in the same period in 2006. The increase was primarily related to higher compensation costs ($2.0 million) and $2.0 million lower costs allocated to the operating segments partially offset by lower general corporate overhead.

Amortization expense for the first half of 2007 was consistent with the same period last year.

Corporate Outlook

The operating loss in the Corporate segment is expected to be slightly higher than in 2006. Revenues from the investments in Taylor and AltaGas Utility Group Inc. (Utility Group) are expected to stay relatively flat and AltaGas expects lower operating and administrative expense due to lower ongoing costs to meet certification requirements mandated by the Canadian Securities Administrators. The lower costs of meeting certification requirements are expected to be more than offset by higher compensation costs, higher amortization costs related to increased investments in technology to support the growth of the Trust and lower costs allocated to the operating segments.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these factors. Consequently, management is unable to predict the impact of financial instruments. However the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During second quarter 2007 AltaGas increased its capital assets, long-term investments and other assets by $22.8 million compared to $15.2 million in second quarter 2006. The increase was due to $11.9 million in non-monetary consideration received including a $11.6 million promissory note recorded in long-term investments and other assets for the sale of oil and natural gas production assets in May 2007 as well as acquiring an additional $11.1 million in capital assets. Of the $30.3 million disposals of capital assets in the second quarter 2007, $30.2 million was from the disposition of the oil and natural gas production assets in the Energy Services segment.

During the first six months of 2007, the increase in capital assets, long-term investments and other assets was $29.8 million compared to $33.7 million for the same period in 2006. The increase in the second half of 2007 was due to the non-monetary consideration of $11.9 million recorded in long-term investments and other assets and capital acquisitions of $17.8 million. The $31.8 million of disposals included the $30.2 million disposition of the oil and natural gas production assets in Energy Services.

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**5.0**	**1.7**	**3.9**	**0.1**	**0.4**	**11.1**
Long-term investments and other assets	-	-	**0.3**	-	**11.4**	**11.7**
	5.0	**1.7**	**4.2**	**0.1**	**11.8**	**22.8**
Disposals:						
Capital assets	**(0.1)**	-	-	**(30.2)**	-	**(30.3)**
Net invested capital	**4.9**	**1.7**	**4.2**	**(30.1)**	**11.8**	**(7.5)**

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**8.2**	**4.1**	**3.9**	**0.6**	**1.0**	**17.8**
Long-term investments and other assets	-	-	**0.5**	-	**11.5**	**12.0**
	8.2	**4.1**	**4.4**	**0.6**	**12.5**	**29.8**
Disposals:						
Capital assets	**(1.3)**	**(0.3)**	-	**(30.2)**	-	**(31.8)**
Net invested capital	**6.9**	**3.8**	**4.4**	**(29.6)**	**12.5**	**(2.0)**

Net Invested Capital - Investment Type

Three Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	13.1	0.3	0.1	0.2	(0.1)	13.6
Energy services arrangements, contracts and relationships	-	-	0.4	-	-	0.4
Long-term investments and other assets	-	-	1.7	-	(0.5)	1.2
	13.1	0.3	2.2	0.2	(0.6)	15.2
Disposals:						
Capital assets	(0.2)	-	-	-	-	(0.2)
Net invested capital	12.9	0.3	2.2	0.2	(0.6)	15.0

Net Invested Capital - Investment Type

Three Months Ended
June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	28.1	0.7	1.3	0.4	0.4	30.9
Energy services arrangements, contracts and relationships	-	-	0.4	-	-	0.4
Long-term investments and other assets	-	-	1.7	-	0.7	2.4
	28.1	0.7	3.4	0.4	1.1	33.7
Disposals:						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	27.6	0.7	3.4	0.4	1.1	33.2

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totaling $2.1 million in second quarter 2007 (second quarter 2006 - $1.6 million) were undertaken in the FG&P and E&T segments. Of the $8.1 million (second quarter 2006 - $13.0 million) of growth capital spent in second quarter 2007, $3.9 million was in relation to the acquisition of new peaking generation equipment in the Power Generation segment. In the FG&P segment, $1.8 million was due to the expansion of existing facilities and $1.3 million was spent on the Noel pipeline and Pouce Coupe plant expansion project announced on April 10, 2007. In the E&T segment, growth capital of $1.2 million related primarily to the expansion of the Cold Lake transmission system. Of the $12.6 million spent on administrative capital, $11.9 million was due to the non-monetary consideration received from the sale of oil and natural gas production assets and an additional $0.7 million was spent on computer hardware and software projects.

Maintenance capital projects totaling $3.3 million in the first half of 2007 (first half of 2006 - $3.2 million) were primarily undertaken in the FG&P segment. Of the $12.7 million in growth capital spent in the first half of 2007 (first half of 2006 - $29.3 million), $3.9 million was primarily due to the expansions at the Shaunavon, Sylvan Lake, Acadia Valley and Princess facilities, and $1.3 million was due to the Noel pipeline and Pouce Coupe plant expansion project in the FG&P segment. In the Power Generation segment, $3.9 million was spent on the new peaking generation equipment. In the E&T segment, $3.4 million was spent primarily on the expansion of the Cold Lake transmission system and the ethane enhancement recovery project at the Edmonton ethane extraction facility. Administrative capital included the $11.9 million non-monetary consideration received for the sale of oil and natural gas production assets and $1.9 million was primarily spent on computer hardware and software projects.

Invested Capital - Use

Three Months Ended
June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.6**	**0.5**	-	-	-	**2.1**
Growth	**3.1**	**1.2**	**4.2**	**0.1**	**(0.5)**	**8.1**
Administrative	**0.3**	-	-	-	**12.3**	**12.6**
Invested capital	**5.0**	**1.7**	**4.2**	**0.1**	**11.8**	**22.8**

Invested Capital - Use Six Months Ended June 30, 2007

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**2.6**	**0.7**	-	-	-	**3.3**
Growth	**5.2**	**3.4**	**4.4**	**0.1**	**(0.4)**	**12.7**
Administrative	**0.4**	-	-	**0.5**	**12.9**	**13.8**
Invested capital	**8.2**	**4.1**	**4.4**	**0.6**	**12.5**	**29.8**

Invested Capital - Use Three Months Ended June 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.3	0.3	-	-	-	1.6
Growth	11.8	0.1	2.2	0.2	(1.3)	13.0
Administrative	-	(0.1)	-	-	0.7	0.6
Invested capital	13.1	0.3	2.2	0.2	(0.6)	15.2

Invested Capital - Use Six Months Ended June 30, 2006

($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	2.6	0.5	-	0.1	-	3.2
Growth	25.5	0.2	3.4	0.2	-	29.3
Administrative	-	-	-	0.1	1.1	1.2
Invested capital	28.1	0.7	3.4	0.4	1.1	33.7

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the three-month period ended June 30, 2007, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas and power forward contracts to manage its asset portfolio and lock-in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.
- Commodity swap contracts: The Trust executes fixed for floating power price swaps to manage its power asset portfolio. A fixed for floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $0.00/MWh to $738.60/MWh in second quarter 2007, the average spot price for the quarter was $49.97. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its 2007 power portfolio that management deemed optimal. The average price received for power sales by the Trust in second quarter 2007 was $62.62/MWh.
- Interest rate forward contracts: The Trust enters into interest rate swaps under which cash flows of a fixed rate are exchanged for those of a floating rate. At June 30, 2007 the Trust had interest rates fixed through swap transactions

with varying terms to maturity on drawn bank debt of $15.0 million. Including AltaGas' MTNs and capital leases, the rate has been fixed on 100 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund distributions, capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger acquisitions require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distribution effective in the 2011 taxation year.

Cash Flows	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	**2007**	2006	**2007**	2006
Cash from operations	**46.6**	43.8	**92.7**	69.5
Investing activities	**(16.1)**	(23.4)	**(27.0)**	(45.9)
Financing activities	**(40.6)**	(20.1)	**(66.6)**	(24.3)
Change in cash	**(10.1)**	0.3	**(0.9)**	(0.7)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased 6 percent to $46.6 million in second quarter 2007, from $43.8 million in same period in 2006. The increase was due to stronger operating results.

There was a working capital deficit of $1.1 million at the end of second quarter 2007 compared to a surplus of $19.2 million at the end of second quarter 2006 and a surplus of $23.7 million as at December 31, 2006. The risk management activities accounted for $16.2 million of the difference in working capital between second quarter 2007 and second quarter 2006.

Working Capital	**June 30**	December 31
($ millions)	**2007**	2006
Current assets	**264.7**	263.4
Current liabilities	**265.8**	239.7
Working capital	**(1.1)**	23.7
Current ratio	**1.0**	1.1

Investing Activities

During second quarter 2007 the Trust used cash for investing activities of $16.1 million compared to $23.4 million for the same period in 2006. Acquisition of capital assets and long-term investments and other assets totaled $10.3 million in second quarter 2007 compared to $17.7 million in second quarter 2006. Investing activities for the six months ended June 30, 2007 was $27.0 million compared to $45.9 million in the same period in 2007. Cash used for the acquisition of capital assets and long-term and other assets for the first half of 2007 was $21.7 million compared to $42.9 million in the same period 2006.

Financing Activities

Cash used for financing activities in second quarter 2007 was $40.6 million compared to $20.1 million for the same quarter last year. The increase was due to greater reduction in debt balances and higher distributions to unitholders offset by higher proceeds from unit issuances. For the six months ended June 30, 2007 cash used for financing activities was $66.6 million compared to $24.3 million for the same period in 2006. The increase was due to a reduction of long-term debt during the first half of 2007 compared to an increase in long-term debt for the same period in 2006 and higher distributions to unitholders, offset by higher proceeds from the issuance of units and an increase in short-term debt. The higher reduction in long-term debt in 2007 compared to 2006 was primarily a result of higher cash from operations.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At June 30, 2007 AltaGas had total debt outstanding of $229.7 million, down from $265.5 million as at December 31, 2006. At June 30, 2007 the Trust had $200 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $425.0 million. At June 30, 2007 the Trust had drawn bank debt of $216.8 million and letters of credit outstanding of $72.2 million.

In first quarter 2007 the Trust recorded a $1.1 million reduction in its long-term debt as a result of adopting the new financial instrument standards. The reduction reflected the reclassification of deferred debt charges against long-term debt which were previously recorded in Other current assets and in Long-term investments and other assets on the Trust's balance sheet.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at June 30, 2007 was 30.0 percent, down from 33.4 percent at December 31, 2006. The Trust's earnings interest coverage for the rolling 12 months ended June 30, 2007 was 9.89 times.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a positive trend. In December 2006 DBRS confirmed AltaGas' MTN and stability ratings at BBB (low) and STA 3 (middle) respectively and changed the trend on the MTN rating to Positive from Stable.

Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a Stable outlook, and the senior unsecured debt at BBB-. In January 2007 S&P affirmed AltaGas' ratings.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of an entity to meet its financial commitment in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other stability rated entities.

Contractual Obligations

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2006 Annual Report, except for the issue of $100 million senior unsecured MTNs on January 19, 2007. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The proceeds from the MTN issue were used to pay down bank indebtedness and for general corporate purposes.

RELATED PARTIES

In second quarter 2007 the Trust sold $13.4 million of natural gas and provided $0.1 million of operating services to Utility Group. In addition, the Trust paid management fees of $0.1 million and transportation costs of $0.1 million to Utility Group over the same period. In addition, the Trust received management fees of $7,500 from the Utility group for administrative services.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,171 were made in second quarter 2007 (second quarter 2006 - $21,163). The five-year lease expires at the end of 2007 and is renewable at the option of AltaGas for another three years. (See note 11 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q2-07**	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05
Net revenue[1]	**80.1**	79.3	84.6	82.5	72.8	79.1	78.7	71.3
Operating income[1]	**31.2**	29.0	32.0	33.7	26.0	35.0	29.0	22.9
Net income	**13.1**	24.6	27.3	28.8	29.9	28.6	26.4	17.2

($ per unit)	**Q2-07**	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05
Net income								
Basic	**0.23**	0.43	0.49	0.52	0.54	0.52	0.48	0.32
Diluted	**0.23**	0.43	0.49	0.52	0.54	0.52	0.48	0.32
Distributions declared[2]	**0.51**	0.51	0.51	0.505	0.495	0.485	0.48	0.47

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, seasonality in the natural gas distribution (NGD) business up to the time of its spin-out in November 2005, and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only six weeks in the quarter and a $1.6 million tax recovery due to an adjustment to future tax balances. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- Strong power prices, higher frac spreads and lower interest expense in all quarters in 2006 resulted in strong financial results in all quarters, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun out in November 2005;
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates;
- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business; and
- In second quarter 2007 the Trust recorded a $14.5 million future tax expense as a result of new tax legislation included in Bill C-52 which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.

SUBSEQUENT EVENTS

- AltaGas, through its partnership in GreenWing Energy Development Limited Partnership, submitted three non-

binding project bids into the Manitoba Hydro 300 MW Wind Request for Proposal on July 17, 2007. Responses to the bids are expected in September 2007.

- AltaGas expects to file a final short-form base shelf prospectus to facilitate the issuance of trust units or unsecured debt securities on August 8, 2007. This shelf has a 25-month life and permits the Trust to issue up to an aggregate of $500 million of securities.
- AltaGas signed an agreement to sell its 33.3335 percent interest in the Ikhil Joint Venture to AltaGas Utility Group Inc. for $9 million. No gain or loss is expected to result from the sale, which is effective July 1, 2007 and is subject to normal regulatory approvals.
- The Trust suspended the Premium component of the Distribution Reinvestment Plan (DRIP) effective with the August 15, 2007 distribution payment. The regular component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the Premium DRIP (PDRIP) component based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.
- AltaGas signed an agreement to purchase a 50 percent interest in the Sarnia Airport Pool Storage Project. Once developed, the Sarnia Airport Pool Storage Project is expected to have 5.3 Bcf of working capacity and deliverability of approximately 52 Mmcf/d. The project is in the early development stage and is subject to various regulatory and environmental approvals. The project is targeted to be in full operation by mid-2009.
- Bear Mountain Wind Limited Partnership, a partnership in which AltaGas owned 50 percent, signed agreements with AltaGas, Aeolis and Peace to exchange their equity interests in BMWLP for a royalty agreement pursuant to which Aeolis and Peace will receive royalty payments. AltaGas has also agreed to repay Aeolis' loans of approximately $1.0 million that it made to BMWLP to fund its share of development costs incurred to date. These loan repayments, along with similar amounts loaned by AltaGas, now form additional investments by AltaGas in BMWLP. As a result, AltaGas now owns 100 percent of BMWLP.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At June 30, 2007 the Trust had 55,405,742 trust units and 2,076,606 exchangeable units outstanding and a market capitalization of $1.5 billion based on a closing trading price on June 29, 2007 of $25.51 per trust unit. At June 30, 2007 there were 1,080,650 options outstanding and 161,525 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. In second quarter 2007, the Trust declared distributions of $29.2 million compared to $27.4 million in second quarter 2006. The Trust's distributable cash in second quarter 2007 was $37.1 million compared to $34.1 million in the same period last year and was more than sufficient to fund all distributions to unitholders. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders. (See Non-GAAP Financial Measures in this MD&A.)

In the six months ended June 30, 2007 the Trust declared distributions of $58.2 million compared to $54.0 million in the same period in 2006. The Trust's distributable cash in the six months ended June 30, 2007 was $74.1 million compared to $73.5 million in the same period last year and was more than sufficient to fund all distributions to unitholders.

The Trust suspended the Premium portion of the DRIP effective with the August 2007 distribution. The regular

component of the DRIP will remain in effect and will continue to support AltaGas' financing strategy. In the future, as conditions warrant, the Trust may consider reinstating the PDRIP based on AltaGas' capital requirements and desire to maintain an efficient capital structure. While the PDRIP component of the Plan is suspended, PDRIP participants will continue to receive regular cash distributions. For further information on the DRIP please visit AltaGas' website at www.altagas.ca.

AltaGas announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.175 per unit ($2.10 per unit annualized) from $0.17 per unit ($2.04 per unit annualized) payable on September 17, 2007 to unitholders of record on August 27, 2007. This is AltaGas' fourth distribution increase since converting to a trust in May 2004. AltaGas' total distributions declared in the second quarter of 2007 were $0.51 per unit.

In addition, a special distribution of one AltaGas Utility Group Inc. (Utility Group) common share for every 100 trust units and exchangeable units of AltaGas held on August 27, 2007 will be made on September 17, 2007. As part of the distribution plan, any Trust unitholder allocated fewer than 50 common shares of Utility Group will receive cash. The cash received by Trust unitholders will be based on the proceeds received by Computershare Trust Company of Canada on sale of the Utility Group shares.

The following table summarizes AltaGas' distribution declaration history since 2005:

Distributions

($ per unit)	**2007**	2006	2005
First quarter	**0.51**	0.485	0.45
Second quarter	**0.51**	0.495	0.45
Third quarter	-	0.505	0.47
Fourth quarter	-	0.510	0.48
Distribution of shares[1]	-	-	0.54
	1.02	1.995	2.39

[1] *One share of Utility Group was issued for every 13.9592 Trust units held on November 14, 2005.*

CHANGES IN ACCOUNTING POLICIES

2007 Changes

Effective January 1, 2007 AltaGas adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506. This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the consolidated financial statements in first quarter 2007.

Financial Instruments

Effective January 1, 2007 the Trust prospectively adopted the CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, see note 2 to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2006 except as disclosed in the notes to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007 and in the notes to the 2006 audited Consolidated Financial Statements included in the Trust's 2006 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2006 Annual Report and the notes to the interim Consolidated Financial Statements for the three and six months ended June 30, 2007.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During second quarter 2007 there were no material changes to the Trust's internal controls over financial reporting.

END